Filed by Popular, Inc. pursuant to Rule 425
under the Securities Act of 1933, as amended
(Registration No. 333-159843)

As filed with the Securities and Exchange Commission on June 29, 2009

Registration No. 333-159843

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Popular, Inc.

(Exact name of registrant as specified in its charter)

Puerto Rico	6022	66-0667416
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S Employer Identification Number)

209 Muñoz Rivera Avenue

San Juan, Puerto Rico 00918

(787) 765-9800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Jorge A. Junquera

Senior Executive Vice President

and Chief Financial Officer

Popular, Inc.

209 Muñoz Rivera Avenue

San Juan, Puerto Rico 00918

(787) 765-9800

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies to:

Donald J. Toumey Robert W. Downes Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004	Ignacio Alvarez Eduardo J. Arias Pietrantoni Méndez & Alvarez LLP Banco Popular Center, 19th Floor 209 Muñoz Rivera Avenue San Juan, Puerto Rico 00918	Edward F. Petrosky Samir A. Gandhi Edward Ricchiuto Sidley Austin LLP 787 Seventh Avenue New York, New York 10019

Approximate date of commencement of proposed sale of the securities to the public:    As soon as practicable after this registration statement becomes effective.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.   ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

(Do not check if a smaller reporting company)

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third Party Tender Offer)  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS	Subject to Completion	Dated June 29, 2009

OFFER TO EXCHANGE

Up to 390,000,000 shares of our Common Stock for any and all issued and outstanding shares of Series A Preferred Stock and Series B Preferred Stock and issued and outstanding Trust Preferred Securities

(subject to the limitations and qualifications described herein)

Popular, Inc. is offering to exchange, on the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal, up to 390,000,000 newly issued shares of our common stock, par value $0.01 per share (our “Common Stock”), for any and all of the issued and outstanding

➢	$186,875,000 in aggregate liquidation preference of our 6.375% Non-cumulative Monthly Income Preferred Stock, 2003 Series A (the “Series A Preferred Stock”), and

➢

$400,000,000 in aggregate liquidation preference of our 8.25% Non-cumulative Monthly Income Preferred Stock, Series B (the “Series B Preferred Stock” and, collectively with the Series A Preferred Stock, the “Preferred Stock”)

in the “Preferred Stock Exchange Offer”, and any and all of the issued and outstanding (subject to proration as described below)

➢	$144,000,000 in aggregate liquidation amount of 8.327% Trust Preferred Securities of BanPonce Trust I (the “8.327% Trust Preferred Securities”),

➢	$250,000,000 in aggregate liquidation amount of 6.564% Trust Preferred Securities of Popular North America Capital Trust I (the “6.564% Trust Preferred Securities”),

➢	$300,000,000 in aggregate liquidation amount of 6.70% Cumulative Monthly Income Trust Preferred Securities of Popular Capital Trust I (the “6.70% Trust Preferred Securities”), and

➢

$130,000,000 in aggregate liquidation amount of 6.125% Cumulative Monthly Income Trust Preferred Securities of Popular Capital Trust II (the “6.125% Trust Preferred Securities” and, collectively with the 8.327% Trust Preferred Securities, 6.564% Trust Preferred Securities and the 6.70% Trust Preferred Securities, the “Trust Preferred Securities”)

in the “Trust Preferred Securities Exchange Offer”. We refer to the Preferred Stock Exchange Offer and the Trust Preferred Securities Exchange Offer together as the “Exchange Offer”.

(cover page continued on next page)

Our Common Stock trades on the Nasdaq Stock Market (“Nasdaq”) under the symbol “BPOP.” As of June 26, 2009, the closing sale price for our Common Stock on Nasdaq was $2.39 per share.

None of Popular, the dealer managers, the exchange agents, the information agent or any other person is making any recommendation as to whether you should tender your shares of Preferred Stock or Trust Preferred Securities. You must make your own decision after reading this prospectus and the documents incorporated by reference herein and consulting with your advisors.

Before deciding to exchange your securities for shares of our common stock, you are encouraged to read and carefully consider this prospectus (including the documents incorporated by reference herein) in its entirety, in particular the risk factors beginning on page 31 of this prospectus and on page 23 of our Annual Report on Form 10-K for the year ended December 31, 2008 and on page 109 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

The shares of our Common Stock are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Neither the Securities and Exchange Commission, any state or Commonwealth of Puerto Rico securities commission, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System nor any other regulatory body has approved or disapproved of the Exchange Offer or of the securities to be issued in the Exchange Offer or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The communication of this prospectus and any other documents or materials relating to the Exchange Offer is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

The Lead Dealer Managers for the Exchange Offer are:

UBS Investment Bank	Popular Securities

The Co-Lead Dealer Manager for the Exchange Offer is:

Citi

The date of this prospectus is June     , 2009

(cover page continued)

For each share of Preferred Stock or Trust Preferred Security that we accept for exchange in accordance with the terms of the Exchange Offer, we will issue a number of shares of our Common Stock having the aggregate dollar value (the “Exchange Value”) set forth in the applicable table below. We refer to the number of shares of our Common Stock we will issue (based on the Relevant Price (as defined below)) for each share of Preferred Stock or Trust Preferred Security we accept in the Exchange Offer as the “exchange ratio”. The “Relevant Price” will be fixed at 4:30 p.m., New York City time, on the second business day immediately preceding the expiration date of the Exchange Offer (which we currently expect to be July 24, 2009, unless the Exchange Offer is extended), will be announced prior to 9:00 a.m., New York City time, on the immediately succeeding business day (which we currently expect to be July 27, 2009, unless the Exchange Offer is extended) and will be equal to the greater of (1) the average Volume Weighted Average Price, or “VWAP,” of a share of our Common Stock during the five-trading day period ending on the second business day immediately preceding the expiration date of the Exchange Offer, determined as described on page 7 of this prospectus under the heading “Questions and answers about the Exchange Offer—How will the Average VWAP be determined?” and (2) the “Minimum Share Price” of $2.50 per share of our Common Stock. Depending on the trading price of our Common Stock compared to the Relevant Price described above, the market value of the Common Stock we issue in exchange for each share of Preferred Stock or Trust Preferred Security we accept for exchange may be less than, equal to or greater than the applicable Exchange Value referred to above.

If the aggregate liquidation preference of all shares of Preferred Stock and the aggregate liquidation amount of all Trust Preferred Securities tendered in the Exchange Offer would result in the issuance, upon consummation of the Exchange Offer, of a number of shares of our Common Stock in excess of 390,000,000 shares, we will accept for tender only that number of Trust Preferred Securities of each series in accordance with the Acceptance Priority Levels set forth below that will ensure that not more than 390,000,000 shares of our Common Stock are issued in the Exchange Offer. Even if all shares of Preferred Stock and all Trust Preferred Securities with Acceptance Priority Level 1 are tendered for exchange, all Trust Preferred Securities with Acceptance Priority Level 1 could be accepted for exchange, without prorationing. However, we may have to reduce (on a prorated basis) the number of Trust Preferred Securities of Acceptance Priority Level 2 that we accept in the Exchange Offer to remain within this limit. We will not reduce the number of shares of Preferred Stock or Trust Preferred Securities with Acceptance Priority Level 1 that we accept in this Exchange Offer.

The tables below set forth certain information regarding the series of Preferred Stock and Trust Preferred Securities that are the subject of the Exchange Offer, along with the Acceptance Priority Levels for proration and acceptance of the Trust Preferred Securities.

CUSIP	Title of Securities	Issuer	Aggregate Liquidation Preference Outstanding	Liquidation Preference Per Share	Exchange Value
733174304	6.375% Non-cumulative Monthly Income Preferred Stock, 2003 Series A	Popular, Inc.	$186,875,000	$25	$20
733174403	8.25% Non-cumulative Monthly Income Preferred Stock, Series B	Popular, Inc.	$400,000,000	$25	$20

Acceptance Priority Level	CUSIP	Title of Securities	Issuer	Aggregate Liquidation Amount Outstanding	Liquidation Amount Per Trust Preferred Security	Exchange Value
1	066915AA7	8.327% Trust Preferred Securities	BanPonce Trust I	$144,000,000	$1,000	$800
1	733186AA8	6.564% Trust Preferred Securities	Popular North America Capital Trust I	$250,000,000	$1,000	$800
2	73317W203	6.70% Cumulative Monthly Income Trust Preferred Securities	Popular Capital Trust I	$300,000,000	$25	$25
2	73317H206	6.125% Cumulative Monthly Income Trust Preferred Securities	Popular Capital Trust II	$130,000,000	$25	$25

The Exchange Offer will expire at 11:59 p.m., New York City time, on July 28, 2009 (unless we extend the Exchange Offer or terminate it early). You may withdraw any shares of Preferred Stock or Trust Preferred Securities that you tender at any time prior to the expiration of the Exchange Offer.

In order to validly tender your shares of Preferred Stock, you must deliver a consent to the proposal, which we call the Preferred Stock Consent, to be acted upon by written consent of the holders of shares of Preferred Stock or make an appropriate certification as described below. The Preferred Stock Consent is more fully described in this prospectus and in the consent solicitation statement accompanying this prospectus.

Our obligation to exchange shares of our Common Stock for shares of Preferred Stock and Trust Preferred Securities in the Exchange Offer is subject to a number of conditions that must be satisfied or waived by us, including, among others, that there has been no change or development (affecting our business or otherwise) that in our reasonable judgment may materially reduce the anticipated benefits to us of the Exchange Offer or that has had, or could reasonably be expected to have, a material adverse effect on us, our businesses, condition (financial or otherwise) or prospects. Our obligation to exchange is not subject to any minimum tender condition.

Important

Certain shares of Preferred Stock and all of the Trust Preferred Securities were issued in book-entry form, and are currently represented by one or more global certificates held for the account of The Depository Trust Company (“DTC”). If your securities are book-entry securities, you may tender your shares of Preferred Stock and Trust Preferred Securities by transferring them through DTC’s Automated Tender Offer Program (“ATOP”) or following the other procedures described under “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock or Trust Preferred Securities.”

If your interest as a holder of Preferred Stock is in certificated form, you must deliver to the applicable Exchange Agent (1) the certificates for the shares of your Preferred Stock to be exchanged, together with a Consent and/or Tender Certification (each, as defined below) in the manner specified in the accompanying letter of transmittal and (2) a proper assignment of the shares of Preferred Stock to Popular, or to any transfer agent for the shares of Preferred Stock, or in blank.

If you are a beneficial owner of shares of Preferred Stock or Trust Preferred Securities that are held by or registered in the name of a bank, broker, custodian or other nominee, and you wish to participate in the Exchange Offer, you must promptly contact your bank, broker, custodian, commercial bank, trust company or other nominee to instruct it to tender your shares of Preferred Stock or Trust Preferred Securities, to agree to the terms of the accompanying letter of transmittal, including, if you are a beneficial owner of shares of Preferred Stock, the giving of a Consent and/or Tender Certification set forth therein. You are urged to instruct your bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the expiration date in order to allow adequate processing time for your instruction. Tenders not received by Global Bondholder Services Corporation or, in the case of tenders of certificated shares of Preferred Stock, Banco Popular de Puerto Rico Fiduciary Services Division, each an exchange agent for the Exchange Offer, on or prior to the expiration date will be disregarded and have no effect.

In order to deliver a Consent (as defined below) without tendering shares of Preferred Stock, you must deposit corresponding shares of Preferred Stock with the applicable Exchange Agent until the settlement date, or until after we terminate the Exchange Offer or you validly withdraw all your shares of Preferred Stock deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares. All shares of Preferred Stock deposited for the purpose of giving your Consent and which were not deposited to be tendered for exchange in the Exchange Offer will be returned, without expense, to you promptly following the settlement date, or as promptly as practicable after termination by us of the Exchange Offer or your valid withdrawal of your shares of Preferred Stock.

We are not providing for guaranteed delivery procedures and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the expiration date. Tenders not received by the applicable Exchange Agent on or prior to the expiration date will be disregarded and have no effect.

We are incorporating by reference into this prospectus important business and financial information that is not included in or delivered with this prospectus. This information is available without charge to security holders upon written or oral request. Requests should be directed to:

Enrique Martel

Corporate Communications

Popular, Inc.

P.O. Box 362708

San Juan, Puerto Rico 00936-2708

(787) 765 9800 (tel.)

In order to ensure timely delivery of such documents, security holders must request this information no later than five business days before the date they must make their investment decision. Accordingly, any request for documents should be made by July 21, 2009 to ensure timely delivery of the documents prior to the expiration date of the Exchange Offer.

You should rely only on the information contained in or incorporated by reference into this prospectus. We have not authorized anyone to provide you with information that is different. You should assume that the information contained or incorporated by reference in this prospectus is accurate only as of the date of this prospectus or as of the date of the document incorporated by reference, as applicable. We are not making an offer of these securities in any jurisdiction where such offer is not permitted.

In this prospectus, unless otherwise stated or the context otherwise requires, “Company,” “Popular,” “we,” “us” and “our” refer to Popular, Inc. and its subsidiaries.

i

Forward-looking statements

Certain statements in this prospectus are “forward-looking” statements. These forward-looking statements may relate to Popular’s financial condition, results of operations, plans, objectives, future performance and business, including, but not limited to, statements with respect to the adequacy of the allowance for loan losses, market risk and the impact of interest rate changes, capital markets conditions, capital adequacy and liquidity, and the effect of legal proceedings and new accounting standards on Popular’s financial condition and results of operations. All statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties, estimates and assumptions by management that are difficult to predict. Various factors, some of which are beyond Popular’s control, could cause actual results to differ materially from those expressed in, or implied by, such forward-looking statements. Factors that might cause such a difference include, but are not limited to:

➢	the rate of declining growth in the economy and employment levels, as well as general business and economic conditions;

➢	changes in interest rates, as well as the magnitude of such changes;

➢	the fiscal and monetary policies of the federal government and its agencies;

➢	changes in federal bank regulatory and supervisory policies, including required levels of capital;

➢	the relative strength or weakness of the consumer and commercial credit sectors and of the real estate markets in Puerto Rico and the other markets in which borrowers are located;

➢	the performance of the stock and bond markets;

➢	competition in the financial services industry;

➢	possible legislative, tax or regulatory changes; and

➢	difficulties in combining the operations of acquired entities.

Where you can find more information

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities located at 100 F Street, N.E., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Incorporation of certain documents by reference

We hereby incorporate by reference into this prospectus the following documents that we have filed with the SEC:

➢	Our Annual Report on Form 10-K for the year ended December 31, 2008.

➢	Our Quarterly Report on Form 10-Q for the period ended March 31, 2009.

➢	Our Current Reports on Form 8-K filed with the SEC on January 9, 2009, February 23, 2009 and June 10, 2009.

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The descriptions of our common stock set forth in our Registration Statements filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions.

All documents that we file subsequent to the date of this prospectus and prior to the expiration date (or earlier termination) of the Exchange Offer pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 shall be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents. Information in documents that is deemed, in accordance with SEC rules, to be furnished and not filed shall not be deemed to be incorporated by reference into this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address: Enrique Martel, Corporate Communications, Popular, Inc., P.O. Box 362708, San Juan, Puerto Rico 00936-2708. Telephone requests may also be directed to: (787) 765-9800. You may also access this information at our website at http://www.popularinc.com. No additional information on our website is deemed to be part of or incorporated by reference in this prospectus.

Questions and answers about the Exchange Offer

The following are certain questions regarding the Exchange Offer that you may have as a holder of shares of Preferred Stock or Trust Preferred Securities and the answers to those questions. These questions and answers may not contain all of the information that is important to you and is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus. Before deciding to exchange your securities for shares of our Common Stock, you should carefully consider the information contained in and incorporated by reference in this prospectus, including the information set forth under the heading “Risk Factors” on page 31 in this prospectus and the information set forth under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. For further information about us, see the section of this prospectus entitled “Where You Can Find More Information.”

What is the purpose of the Exchange Offer?

As part of the U.S. Government’s Financial Stability Plan, on February 25, 2009, the U.S. Treasury announced preliminary details of its Capital Assistance Program, or the “CAP.” To implement the CAP, the Board of Governors of the Federal Reserve System (the “Federal Reserve”), the Federal Reserve Banks, the FDIC and the Office of the Comptroller of the Currency commenced a review, referred to as the Supervisory Capital Assessment Program (the “SCAP”), of the capital of the 19 largest U.S. banking institutions. Popular was not included in the group of 19 banking institutions reviewed under the SCAP. On May 7, 2009, Federal banking regulators announced the results of the SCAP and determined that 10 of the 19 banking institutions were required to raise additional capital and to submit a capital plan to their Federal banking regulators by June 8, 2009 for their review.

Even though we were not one of the banking institutions included in the SCAP, we have closely assessed the announced SCAP results, particularly noting that (1) the SCAP credit loss assumptions applied to regional banking institutions included in the SCAP are based on a more adverse economic and credit scenario and (2) Federal banking regulators are focused on the composition of regulatory capital. Specifically, the regulators have indicated that voting common equity should be the dominant element of Tier 1 capital and have established a 4% Tier 1 common/risk-weighted assets ratio as a threshold for determining capital needs. Although the SCAP results are not applicable to us, they do express general regulatory expectations.

While Popular is well capitalized based on a ratio of Tier 1 capital to risk-weighted assets of 11.16% as of March 31, 2009, we believe that an improvement in the composition of our regulatory capital, including Tier 1 common equity, will better position us in a more adverse economic and credit scenario. Our Tier 1 common/risk-weighted assets ratio was 3.13% as of March 31, 2009. See “Regulatory capital ratios—Popular, Inc. Non-GAAP reconciliation of Tier 1 common equity to common stockholders’ equity” for a reconciliation of Tier 1 common to common stockholders’ equity and a discussion of our use of non-GAAP financial measures in this document.

As a result, we are conducting the Exchange Offer in order to increase our common equity capital to accommodate the more adverse economic and credit scenarios assumed under the SCAP as applied to regional banking institutions and have structured the Exchange Offer to increase our Tier 1 common equity by up to approximately $1.1 billion based on the High Participation Scenario (as defined under “Unaudited Pro Forma Financial Information” below). Our future interest expense associated with our Trust Preferred Securities will also be reduced.

Questions and answers about the Exchange Offer

In addition, we may act opportunistically to raise further Tier 1 common equity or increase our Tier 1 common ratio through sales of non-core assets and businesses and, if necessary, the further issuance of common equity and other Tier 1 common qualifying instruments for cash.

The resulting capital issuances of the Exchange Offer and any additional transactions will likely be highly dilutive to our common stockholders and may affect the market price of our Common Stock. In addition, our Federal banking regulators are re-emphasizing the importance of a number of risk, capital and liquidity management issues and are requiring us to maintain enhanced internal management processes geared towards achieving and maintaining capital levels that are commensurate with our business activities and risks of all types.

What are the key terms of the Preferred Stock Exchange Offer?

➢	We are offering to exchange newly issued shares of our Common Stock for any and all issued and outstanding shares of Series A and Series B Preferred Stock.

➢

For each share of Preferred Stock that we accept for exchange in accordance with the terms of the Exchange Offer, we will issue a number of shares of our Common Stock having the Exchange Value set forth in the table below:

Title of Securities	Exchange Value
6.375% Non-cumulative Monthly Income Preferred Stock, Series A	$20
8.25% Non-cumulative Monthly Income Preferred Stock, Series B	$20

Depending on the trading price of our Common Stock compared to the Relevant Price described above, the market value of the Common Stock we issue on the settlement date in exchange for each share of Preferred Stock we accept for exchange may be less than, equal to or greater than the applicable Exchange Value referred to above.

➢

We are seeking the consent of holders of shares of Series A Preferred Stock and Series B Preferred Stock, each acting as a separate class (the “Preferred Stock Consent”), to issue to the U.S. Treasury, as the holder of our shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”), shares of preferred stock that will be senior (“Senior Preferred Stock”) to the shares of Preferred Stock, either in exchange for shares of the Series C Preferred Stock, by redesignating the Series C Preferred Stock as Senior Preferred Stock, or in another transaction in which the shares of Series C Preferred Stock are cancelled and new shares of Senior Preferred Stock are issued (collectively, the “Series C Preferred Stock Exchange”). We are requiring holders of shares of Preferred Stock that participate in the Preferred Stock Exchange Offer to grant their consent to such modifications (the “Senior Preferred Stock Issuance”) or, if they did not hold their shares of Preferred Stock on June 26, 2009 (the “Preferred Stock Record Date”), to provide a Tender Certification to that effect. See “The Exchange Offer—Purpose and Background of the Transactions—Preferred Stock Consent.” In order to approve the Series C Preferred Exchange, we are required to receive the consent of 66 2/3% of the shares of Series A Preferred Stock and 66 2/3% of the shares of Series B Preferred Stock, each acting as a separate class. If such Consents are not obtained, we have agreed with the U.S. Treasury, as the holder of the Series C Preferred Stock, in consideration of their consent to the Exchange Offer without requiring any adjustment to the terms of the warrant that was issued to the U.S. Treasury at the time that the Series C Preferred Stock was issued, to exchange its Series C Preferred Stock for newly issued trust preferred securities having a distribution rate of 7.7% for the first five years and 13.8% thereafter (which rate is higher than the dividend rate on the Series C Preferred Stock and equates to after-tax rates of 5% and 9%, respectively, assuming a 35% tax rate to take into account the deductible nature of distributions on trust preferred securities). The Company is not aware of any filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the Company to complete the Exchange Offer that has not been obtained.

Questions and answers about the Exchange Offer

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On June 8, 2009, we announced the suspension of dividends on our Common Stock and Series A and Series B Preferred Stock following the payment of the Preferred Stock dividend for the month of June on June 30, 2009. We intend to delist and, to the extent permitted by law to deregister, each series of Preferred Stock following the consummation of the Exchange Offer. Either as a result of giving effect to the Series C Preferred Stock Exchange or the exchange of Series C Preferred Stock into newly issued trust preferred securities, the U.S. Treasury will continue to receive dividends with respect to its investment in our securities without regard to the suspension of dividends on the Series A and Series B Preferred Stock.

See “The Exchange Offer—Terms of the Preferred Stock Exchange Offer.”

What are the key terms of the Trust Preferred Securities Exchange Offer?

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We are offering to exchange newly issued shares of our Common Stock for any and all issued and outstanding Trust Preferred Securities, subject to prorationing based on the Acceptance Priority Levels set forth in the table below.

➢

For each Trust Preferred Security that we accept for exchange in accordance with the terms of the Exchange Offer, we will issue a number of shares of our Common Stock having the Exchange Value for the applicable series set forth in the table below.

➢

If the aggregate liquidation preference of all shares of Preferred Stock and the aggregate liquidation amount of all Trust Preferred Securities tendered in the Exchange Offer would result in the issuance, upon consummation of the Exchange Offer, of a number of shares of our Common Stock in excess of 390,000,000 shares, we will accept for tender only that number of Trust Preferred Securities of each series in accordance with the Acceptance Priority Levels set forth below that will ensure that not more than 390,000,000 shares of our Common Stock are issued in the Exchange Offer. Even if all shares of Preferred Stock and all Trust Preferred Securities with Acceptance Priority Level 1 are tendered for exchange, all Trust Preferred Securities with Acceptance Priority Level 1 that are validly tendered will be accepted for exchange, without prorationing. However, we may have to reduce (on a prorated basis) the number of Trust Preferred Securities of Acceptance Priority Level 2 that we accept in the Exchange Offer to remain within this limit. We will not reduce the number of shares of Preferred Stock or Trust Preferred Securities with Acceptance Priority Level 1 that we accept in this Exchange Offer.

➢

The table below sets forth certain information regarding the series of Trust Preferred Securities that are the subject of the Exchange Offer, along with the Acceptance Priority Levels for proration and non-acceptance.

Acceptance Priority Level	Title of Securities	Issuer	Liquidation Amount Per Trust Preferred Security	Exchange Value
1	8.327% Trust Preferred Securities	BanPonce Trust I	$1,000	$800
1	6.564% Trust Preferred Securities	Popular North America Capital Trust I	$1,000	$800
2	6.70% Cumulative Monthly Income Trust Preferred Securities	Popular Capital Trust I	$25	$25
2	6.125% Cumulative Monthly Income Trust Preferred Securities	Popular Capital Trust II	$25	$25

Depending on the trading price of our Common Stock compared to the Relevant Price described above, the market value of the Common Stock we issue in exchange for each Trust Preferred Security we accept for exchange may be less than, equal to or greater than the applicable Exchange Value referred to above.

Questions and answers about the Exchange Offer

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The proration applicable to the Trust Preferred Securities with Acceptance Priority Level 2 cannot be calculated until the Exchange Offer has been completed. As a result, at the time you tender your Trust Preferred Securities of those two series, you will not know whether we will accept any or all of your tendered Trust Preferred Securities. For example, if all issued and outstanding shares of Preferred Stock are tendered for exchange in the Preferred Stock Exchange Offer and the Relevant Price is determined based on the Minimum Share Price of $2.50 per share, we will issue approximately 188 million shares of our Common Stock in the Preferred Stock Exchange Offer, leaving approximately 202 million shares of our Common Stock available for issuance in the Trust Preferred Securities Exchange Offer. In that case, the remaining shares of our Common Stock will be enough such that any and all issued and outstanding 8.327% Trust Preferred Securities and 6.564% Trust Preferred Securities, comprising Acceptance Priority Level 1, would be accepted for exchange, without prorationing. However, assuming full participation of holders of the Preferred Stock, the 8.327% Trust Preferred Securities and the 6.564% Trust Preferred Securities, the 6.70% Cumulative Monthly Income Trust Preferred Securities and the 6.125% Cumulative Monthly Income Trust Preferred Securities, comprising Acceptance Priority Level 2, would be subject to prorationing on a pro rata basis.

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If no shares of Preferred Stock are validly tendered in the Preferred Stock Exchange Offer, all validly tendered Trust Preferred Securities could be accepted for exchange pursuant to the Trust Preferred Securities Exchange Offer.

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We will pay cash for any accrued and unpaid distributions on any Trust Preferred Securities (but not in respect of any accumulated and unpaid dividends in respect of any shares of Preferred Stock) accepted in the Trust Preferred Securities Exchange Offer to but excluding the date of settlement of the Exchange Offer.

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As previously announced, we expect to continue to pay distributions on our Trust Preferred Securities in accordance with their current terms. However, there can be no assurance that those distributions will continue. If the Exchange Offer is not successful or if we otherwise have the need to further increase our Tier 1 common equity, a suspension of distributions on the Trust Preferred Securities is one of the possible actions that we might take in response.

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We are not seeking approval of holders of the Trust Preferred Securities to modify the terms of any series of Trust Preferred Securities. However, following the Exchange Offer we plan to merge each Trust into a new Delaware statutory trust as permitted by the terms of each Trust’s governing documents. In connection with each merger, the Trust Preferred Securities of each series we acquire in the Exchange Offer will be exchanged for an equivalent aggregate principal amount of underlying debentures and all Trust Preferred Securities not acquired by us in the Exchange Offer will be converted into trust preferred securities of the applicable new trust with terms substantially identical to the terms of the Trust Preferred Securities of that series. No merger will adversely affect the rights of the holders of any series of Trust Preferred Securities.

See “The Exchange Offer—Terms of the Trust Preferred Securities Exchange Offer.”

What consideration are we offering in exchange for shares of Preferred Stock and Trust Preferred Securities?

For each share of Preferred Stock or Trust Preferred Security that we accept for exchange in accordance with the terms of the Exchange Offer, we will issue a number of shares of our Common Stock having the aggregate dollar value (the “Exchange Value”) set forth in the applicable table above. We refer to the number of shares of our Common Stock we will issue (based on the Relevant Price (as defined below)) for each share of Preferred Stock or Trust Preferred Security we accept in the Exchange Offer as the “exchange ratio.” The “Relevant Price” will be fixed at 4:30 p.m., New York City time, on the second

Questions and answers about the Exchange Offer

business day immediately preceding the expiration date of the Exchange Offer (which we currently expect to be July 24, 2009, unless the Exchange Offer is extended), and will be announced prior to 9:00 a.m., New York City time, on the immediately succeeding business day (which we currently expect to be July 27, 2009, unless the Exchange Offer is extended) and will be equal to the greater of (1) the average Volume Weighted Average Price, or “VWAP,” of a share of our Common Stock during the five trading day period ending on the second business day immediately preceding the expiration date of the Exchange Offer, determined as described later in this prospectus and (2) the “Minimum Share Price” of $2.50 per share of our Common Stock.

We will round the applicable exchange ratio for each series down to four decimal places.

Depending on the trading price of our Common Stock compared to the Relevant Price described above, the market value of the Common Stock we issue in exchange for each share of Preferred Stock or Trust Preferred Security we accept for exchange may be less than, equal to or greater than the applicable Exchange Value referred to above.

We will pay cash for any accrued and unpaid distributions on any Trust Preferred Securities (but not in respect of any accumulated and unpaid dividends in respect of any shares of Preferred Stock) accepted in the Trust Preferred Securities Exchange Offer up to but excluding the date of settlement of the Exchange Offer.

How will the Average VWAP be determined?

Average VWAP during a period means the arithmetic average of VWAP for each trading day during that period. VWAP for any day means the per share volume weighted average price of our Common Stock on that day as displayed under the heading Bloomberg VWAP on Bloomberg Page BPOP US <equity> VAP (or its equivalent successor page if such page is not available) in respect of the period from the scheduled open of trading on the relevant trading day until the scheduled close of trading on the relevant trading day (or if such volume weighted average price is unavailable, the market price of one share of our Common Stock on such trading day determined, using a volume weighted average method, by a nationally recognized investment banking firm retained by us for that purpose).

How may I obtain information regarding the Relevant Price and applicable Exchange Ratios?

Throughout the Exchange Offer, the indicative average VWAP, the Minimum Share Price, the resultant indicative Relevant Price and the indicative exchange ratios will be available at http://www.popularinc.com/exchangeoffer and from our information agent, Global Bondholder Services Corporation, the “Information Agent,” at one of its numbers listed on the back cover page of this prospectus. We will announce the final exchange ratio for each series of Preferred Stock and Trust Preferred Securities prior to 9:00 a.m., New York City time, on the business day immediately succeeding the second business day prior to the expiration date of the Exchange Offer (which we currently expect to be July 27, 2009, unless the Exchange Offer is extended), and those final exchange ratios will also be available by that time at http://www.popularinc.com/exchangeoffer and from the Information Agent. No additional information on our website is deemed to be part of or incorporated by reference in this prospectus.

Is there a limit on the number of shares of our Common Stock I can receive for each share of Preferred Stock or Trust Preferred Security that I tender?

Yes. As a result of the Minimum Share Price limitation, the maximum number of shares of our Common Stock that we may issue under the Exchange Offer per $25 liquidation preference of Preferred Stock is

Questions and answers about the Exchange Offer

8 shares, per $25 liquidation amount of 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities is 10 shares and per $1,000 liquidation amount of 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities is 320 shares.

Depending on the trading price of our Common Stock compared to the Relevant Price described above, the market value of the Common Stock we issue in exchange for each share of Preferred Stock or Trust Preferred Security we accept for exchange may be less than, equal to or greater than the applicable Exchange Value referred to above.

Will all shares of Preferred Stock that I tender be accepted in the Exchange Offer?

Yes. We will accept all tenders for shares of Preferred Stock in this Exchange Offer.

Will all Trust Preferred Securities that I tender be accepted in the Exchange Offer?

Not necessarily. We will issue no more than 390,000,000 shares of our Common Stock in the Exchange Offer. Depending on the number of shares of Preferred Stock and Trust Preferred Securities tendered in the Exchange Offer and the exchange ratio determined as described above, we may have to prorate or not accept Trust Preferred Securities of a series with Acceptance Priority Level 2 in the Exchange Offer to remain within this limit. Any Trust Preferred Securities of a series with Acceptance Priority Level 2 not accepted for exchange as a result of proration will be returned to tendering holders promptly after the final proration factor is determined. See “The Exchange Offer—Terms of the Trust Preferred Securities Exchange Offer—Acceptance Priority Levels; Prorationing.”

The following table shows the percentage of tendered Trust Preferred Securities of each series with Acceptance Priority Level 2 that will be accepted at various assumed levels for Average VWAP in two scenarios: (1) 70% of the shares of Preferred Stock and Trust Preferred Securities are tendered and (2) 90% of the shares of Preferred Stock and Trust Preferred Securities are tendered:

Assumed Average VWAP	Relevant Price	Exchange Ratio per $25 Liquidation Amount	% Accepted if 70% Tender	% Accepted if 90% Tender
$4.00	$4.00	$ 6.2500	100%	100%
3.75	3.75	6.6667	100%	100%
3.50	3.50	7.1429	100%	100%
3.25	3.25	7.6923	100%	100%
3.00	3.00	8.3333	100%	100%
2.75	2.75	9.0909	100%	95%
2.50	2.50	10.0000	100%	69%
2.25	2.50	10.0000	100%	69%
2.00	2.50	10.0000	100%	69%
1.75	2.50	10.0000	100%	69%
1.50	2.50	10.0000	100%	69%

Will fractional shares be issued in the Exchange Offer?

We will not issue fractional shares of our Common Stock in the Exchange Offer. Instead, the number of shares of Common Stock received by each holder whose shares of Preferred Stock or Trust Preferred Securities are accepted for exchange in the Exchange Offer will be rounded down to the nearest whole number.

Questions and answers about the Exchange Offer

What are the key terms applicable to the Exchange Offer?

➢	The Exchange Offer will expire at 11:59 pm., New York time on July 28, 2009, unless extended or earlier terminated by us.

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You may withdraw any shares of Preferred Stock or Trust Preferred Securities that you previously tendered in the Exchange Offer on or prior to the expiration of the Exchange Offer. If you withdraw your shares of Preferred Stock, you will automatically revoke any Consent (as defined below) that you delivered with respect to those withdrawn shares of Preferred Stock.

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Our obligation to exchange shares of our Common Stock for shares of Preferred Stock and Trust Preferred Securities in the Exchange Offer is subject to a number of conditions that must be satisfied or waived by us, including, among others, that there has been no change or development (affecting our business or otherwise) that in our reasonable judgment may materially reduce the anticipated benefits to us of the Exchange Offer or that has had, or could reasonably be expected to have, a material adverse effect on us, our businesses, condition (financial or otherwise) or prospects. Our obligation to exchange is not subject to any minimum tender condition.

How do I participate in the Exchange Offer?

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Certain shares of Preferred Stock and all of the Trust Preferred Securities were issued in book-entry form, and are all currently represented by one or more global certificates held for the account of DTC. If your securities are book entry securities, you may tender your shares of Preferred Stock or Trust Preferred Securities by transferring them through ATOP or following the other procedures described under “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock or Trust Preferred Securities.”

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If your interest as a holder of Preferred Stock is in certificated form, you must deliver to the Banco Popular de Puerto Rico Fiduciary Services Division (1) the certificates for the shares of your Preferred Stock to be exchanged, together with a written notice of your Consent and/or Tender Certification (each, as defined below) in the manner specified in the accompanying letter of transmittal and (2) a proper assignment of the shares of Preferred Stock to Popular, or to any transfer agent for the shares of Preferred Stock, or in blank.

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If you hold your shares of Preferred Stock or Trust Preferred Securities through a bank, broker or other nominee, in order to validly tender your shares of Preferred Stock or Trust Preferred Securities in the Exchange Offer, you must follow the instructions provided by your bank, broker, custodian, commercial bank, trust company or other nominee with regard to procedures for tendering, in order to enable your bank, broker, custodian, commercial bank, trust company or other nominee to comply with the procedures described below. Beneficial owners are urged to appropriately instruct their bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the expiration date in order to allow adequate processing time for their instruction.

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In order for a bank, broker, custodian, commercial bank, trust company or other nominee to validly tender your shares of Preferred Stock or Trust Preferred Securities in the Exchange Offer, such bank, broker, custodian, commercial bank, trust company or other nominee must deliver to the Exchange Agent an electronic message that will contain:

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for tenders of shares of Preferred Stock, a Consent to approve the Preferred Stock Consent described above, or if you did not hold such shares of Preferred Stock as of June 26, 2009, which is the Preferred Stock Record Date, a Tender Certification to that effect;

➢	your acknowledgment and agreement to, and agreement to be bound by, the terms of the accompanying letters of transmittal;

Questions and answers about the Exchange Offer

➢	a timely confirmation of book-entry transfer of your shares of Preferred Stock or Trust Preferred Securities into the Exchange Agent’s account.

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Should you have any questions as to the procedures for tendering your shares of Preferred Stock or Trust Preferred Securities and giving the Consent required by the accompanying letter of transmittal, please call your bank, broker, custodian, trust company or other nominee; or call the Information Agent, Global Bondholder Services Corporation, at 866-540-1500.

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WE ARE NOT PROVIDING FOR GUARANTEED DELIVERY PROCEDURES AND THEREFORE YOU MUST ALLOW SUFFICIENT TIME FOR THE NECESSARY TENDER PROCEDURES TO BE COMPLETED DURING NORMAL BUSINESS HOURS OF DTC ON OR PRIOR TO THE EXPIRATION DATE. IF YOU HOLD YOUR SHARES OF PREFERRED STOCK OR TRUST PREFERRED SECURITIES THROUGH A BROKER, DEALER, CUSTODIAN, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, YOU SHOULD KEEP IN MIND THAT SUCH ENTITY MAY REQUIRE YOU TO TAKE ACTION WITH RESPECT TO THE EXCHANGE OFFER A NUMBER OF DAYS BEFORE THE EXPIRATION DATE IN ORDER FOR SUCH ENTITY TO TENDER SHARES OF PREFERRED STOCK OR TRUST PREFERRED SECURITIES ON YOUR BEHALF ON OR PRIOR TO THE EXPIRATION DATE. TENDERS NOT RECEIVED BY THE EXCHANGE AGENT ON OR PRIOR TO THE EXPIRATION DATE WILL BE DISREGARDED AND HAVE NO EFFECT. IF YOUR INTEREST AS A HOLDER OF PREFERRED STOCK IS IN CERTIFICATED FORM, YOU MUST DELIVER TO BANCO POPULAR DE PUERTO RICO FIDUCIARY SERVICES DIVISION THE PREFERRED STOCK CERTIFICATE TO BE EXCHANGED, TOGETHER WITH A WRITTEN NOTICE OF YOUR CONSENT AND/OR TENDER CERTIFICATION IN THE MANNER SPECIFIED IN THE ACCOMPANYING LETTER OF TRANSMITTAL AND A PROPER ASSIGNMENT OF THE SHARES OF PREFERRED STOCK TO POPULAR, OR TO ANY TRANSFER AGENT FOR THE SHARES OF PREFERRED STOCK, OR IN BLANK.

See “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock or Trust Preferred Securities.”

The Preferred Stock Consent is discussed under “The Exchange Offer—Purpose and Background of the Transactions—Preferred Stock Consent.” For additional information on the Preferred Stock Consent, please refer to the Consent Solicitation Statement (as defined below).

May I Consent without participating in the Exchange Offer?

You may give a Consent to the Series C Preferred Stock Exchange without tendering your shares of Preferred Stock in the Exchange Offer. In order to deliver your Consent without tendering shares of Preferred Stock, you must deposit corresponding shares of Preferred Stock with the applicable Exchange Agent until the settlement date, or until after we terminate the Exchange Offer or you validly withdraw all your shares of Preferred Stock deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares. You may withdraw shares of Preferred Stock deposited with the applicable Exchange Agent for the purpose of giving your Consent on or prior to the expiration of the Exchange Offer. All shares of Preferred Stock deposited for the purpose of giving your Consent and which were not deposited to be tendered for exchange in the Exchange Offer will be returned to you, without additional expense, to you promptly following the settlement date, or as promptly as practicable after termination by us of the Exchange Offer or your valid withdrawal of your shares of Preferred Stock.

Questions and answers about the Exchange Offer

Will there be a meeting of the holders of Preferred Stock?

No, there will not be a meeting. In order to save the expense associated with holding a special meeting, we have elected to obtain approval of the Senior Preferred Stock Issuance from holders of Preferred Stock by written consent pursuant to Article 7.17 of the Puerto Rico General Corporation Law and the provisions of our Certificate of Incorporation, rather than by calling a meeting of holders of Preferred Stock. We are soliciting Consents from all of our holders as of the Record Date of shares of Preferred Stock.

What if I don’t indicate my decision with respect to the Senior Preferred Stock Issuance?

If you are a holder of record of shares of Preferred Stock and return a signed detachable voting instruction form or Letter of Transmittal without indicating your decision on the Senior Preferred Stock Issuance, you will be deemed to have given your Consent in favor of the Senior Preferred Stock Issuance.

If you hold your shares of Preferred Stock through a bank, broker, custodian, commercial bank, trust company or other nominee, and you return your voting instruction without indicating your decision, you will be deemed to have voted against the Senior Preferred Stock Issuance. Your bank, broker, custodian, commercial bank, trust company or other nominee will not have the discretion to consent with respect to the shares beneficially owned by you, and the failure to consent will be equivalent to a vote against the Senior Preferred Stock Issuance.

Who can I talk to if I have questions?

If you have questions regarding the Exchange Offer, please contact the Dealer Managers at the addresses and telephone numbers set out on the back cover of this prospectus.

Summary

The following summary highlights material information contained in this prospectus. It may not contain all of the information that is important to you and is qualified in its entirety by the more detailed information included or incorporated by reference in this prospectus. Before deciding to exchange your securities for shares of our Common Stock, you should carefully consider the information contained in and incorporated by reference in this prospectus, including the information set forth under the heading “Risk Factors” on page 31 in this prospectus and the information set forth under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

THE COMPANY AND THE TRUSTS

Popular, Inc. is a full service financial institution with operations in Puerto Rico, the mainland United States, the Caribbean and Latin America. Headquartered in San Juan, Puerto Rico, Popular offers financial services in Puerto Rico and the mainland United States and processing services in the Caribbean and Latin America. As of March 31, 2009, Popular had approximately $37.7 billion in assets, $27.1 billion in deposits and $3.1 billion in stockholders’ equity.

Each of the four trusts (the “Trusts”) that issued Trust Preferred Securities eligible to participate in the Trust Preferred Securities Exchange Offer is a Delaware statutory trust. Popular or its wholly-owned subsidiary Popular North America, is the sole stockholder of all the common securities of each of the Trusts. The sole asset and only source of funds to make payments on the Trust Preferred Securities of each Trust is junior subordinated indebtedness issued by Popular (or its wholly-owned subsidiary Popular North America). To the extent that a Trust receives interest payments on the indebtedness, it is obligated to distribute those amounts to the holders of Trust Preferred Securities in the form of monthly or semi-annual distributions. Popular has provided holders of Trust Preferred Securities a guarantee in support of each Trust’s obligation to make distributions on the Trust Preferred Securities, but only to the extent the Trust has funds available for distribution. In the event that a Trust does not receive interest payments on the indebtedness, whether because of a permitted deferral or otherwise, the Trust has no obligation to make distributions to holders of Trust Preferred Securities. We currently expect to continue making distributions on each series of Trust Preferred Securities in accordance with their current terms. However, there can be no assurance that those distributions will continue. If the Exchange Offer is not successful or if we otherwise have the need to increase our Tier 1 common equity, a suspension of distributions on the Trust Preferred Securities is one of the possible actions that we might take in response.

Following the Exchange Offer, we plan to merge each Trust into a new Delaware statutory trust as permitted by the terms of each Trust’s governing documents. In connection with each merger, the Trust Preferred Securities of each series we acquire in the Exchange Offer will be exchanged for an equivalent aggregate principal amount of underlying debentures and all Trust Preferred Securities not acquired by us in the Exchange Offer will be converted into trust preferred securities of the applicable new trust with terms substantially identical to the terms of the Trust Preferred Securities of that series. No merger will adversely affect the rights of the holders of any series of Trust Preferred Securities.

Popular’s principal executive offices are located at 209 Muñoz Rivera Avenue, Hato Rey, Puerto Rico 00918, and our telephone number is (787) 765-9800.

BACKGROUND TO THE TRANSACTION

The Exchange Offer

As part of the U.S. Government’s Financial Stability Plan, on February 25, 2009, the U.S. Treasury announced preliminary details of its Capital Assistance Program, or the “CAP.” To implement the CAP, the Federal Reserve, the Federal Reserve Banks, the FDIC and the Office of the Comptroller of the Currency commenced a review, referred to as the Supervisory Capital Assessment Program, or the SCAP, of the capital of the 19 largest U.S. banking institutions. Popular was not included in the group of 19 banking institutions reviewed under the SCAP. On May 7, 2009, Federal banking regulators announced the results of the SCAP and determined that 10 of the 19 banking institutions were required to raise additional capital and to submit a capital plan to their Federal banking regulators by June 8, 2009 for their review.

Even though we were not one of the banking institutions included in the SCAP, we have closely assessed the announced SCAP results, particularly noting that (1) the SCAP credit loss assumptions applied to regional banking institutions included in the SCAP are based on a more adverse economic and credit scenario, and (2) Federal banking regulators are focused on the composition of regulatory capital. Specifically, they have indicated that voting common equity should be the dominant element of Tier 1 capital and have established a 4% Tier 1 common/risk-weighted assets ratio as a threshold for determining capital needs. Although the SCAP results are not applicable to us, they do express general regulatory expectations.

While Popular is well capitalized based on a ratio of Tier 1 Capital to risk-weighted assets of 11.16% as of March 31, 2009, we believe that an improvement in the composition of our regulatory capital, including Tier 1 common equity, will better position us in a more adverse economic and credit scenario. Our Tier 1 common/risk-weighted assets ratio was 3.13% as of March 31, 2009. See “Regulatory capital ratios—Popular, Inc. Non-GAAP reconciliation of Tier 1 common equity to common stockholders’ equity” for a reconciliation of Tier 1 common to common stockholders’ equity and a discussion of our use of non-GAAP financial measures in this document.

As a result, we are conducting the Exchange Offer in order to increase our common equity capital to accommodate the more adverse economic and credit scenarios assumed under the SCAP as applied to regional banking institutions and have structured the Exchange Offer to increase our Tier 1 common equity by up to approximately $1.1 billion based on the High Participation Scenario (as defined under “Unaudited Pro Forma Financial Information” below). Our future interest expense associated with our Trust Preferred Securities will also be reduced.

The following table sets forth our regulatory capital ratios, as of March 31, 2009, on an “as reported” basis, as well as on a pro forma basis after giving effect to the Exchange Offer. The pro forma ratios presented reflect: (i) completion of the Exchange Offer under the Low Participation Scenario (as defined under “Unaudited Pro Forma Financial Information” below) and (ii) completion of the Exchange Offer under the High Participation Scenario (as defined under “Unaudited Pro Forma Financial Information” below). This table should be read in conjunction with the information set forth under “Selected Financial Data” and “Unaudited Pro Forma Financial Information” and our consolidated unaudited financial statements set forth in our Form 10-Q for the quarter ended March 31, 2009, which are incorporated by reference into this prospectus. See also “Risk Factors.”

	As of March 31, 2009
	As Reported	Pro Forma for Exchange Offer (Low)	Pro Forma for Exchange Offer (High)
	%	%	%
Tier 1 Common	3.13	6.52	7.07
Tier 1 Capital	11.16	11.16	11.16
Total Capital	12.44	12.44	12.44
Leverage	8.54	8.54	8.54

In addition, we may act opportunistically to raise further Tier 1 common equity or increase our Tier 1 common ratio through sales of non-core assets and businesses and, if necessary, the further issuance of common equity and other Tier 1 common qualifying instruments.

Dividend Suspension on Common Stock and Preferred Stock

On June 8, 2009, we announced the suspension of dividends indefinitely on our Common Stock and on our Series A and Series B Preferred Stock following the payment of the dividend on the Preferred Stock for the month of June on June 30, 2009.

We currently expect to continue making distributions on each series of Trust Preferred Securities in accordance with their current terms. However, there can be no assurance that those distributions will continue. If the Exchange Offer is not successful or if we otherwise need to increase our Tier 1 common equity, a suspension of distributions on the Trust Preferred Securities is one of the possible actions that we might take.

Either as a result of giving effect to the Series C Preferred Stock Exchange or the exchange of Series C Preferred Stock into newly issued trust preferred securities, as described below, the U.S. Treasury will continue to receive dividends with respect to its investment in our securities despite the suspension of dividends indefinitely on our Common Stock and on the Series A and Series B Preferred Stock.

Preferred Stock Consent

Together with this prospectus, we have delivered to holders of shares of Series A Preferred Stock and Series B Preferred Stock a Consent Solicitation Statement (as defined below) under which we are seeking consent from the holders of shares of Series A Preferred Stock and Series B Preferred Stock under the certificates of designation (each, a “Certificate of Designation”) of each such series of Preferred Stock, acting as a separate class (the “Preferred Stock Consent”) to the “Series C Preferred Stock Exchange” by either:

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issuing to the U.S. Treasury, as the holder of our shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”), in exchange for shares of the Series C Preferred Stock, shares of preferred stock that will be senior (“Senior Preferred Stock”) to the shares of Preferred Stock;

➢	by redesignating the Series C Preferred Stock as Senior Preferred Stock; or

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entering into another form of transaction with the U.S. Treasury, as the holder of our Series C Preferred Stock, in which its shares of Series C Preferred Stock are cancelled and Senior Preferred Stock are issued.

Pursuant to the Consent Solicitation Statement, we are soliciting Consents (as defined below) from holders of shares of the Preferred Stock as of the close of business on June 26, 2009 (the “Preferred Stock Record Date”).

In order to validly tender your shares of Preferred Stock in the Exchange Offer, you must: (1) if you were a record holder of your shares of Preferred Stock as of the Preferred Stock Record Date, give a written consent in the manner specified in the accompanying letter of transmittal with respect to such shares of Preferred Stock, in favor of the Preferred Stock Consent, or (2) if you were a beneficial owner of shares of Preferred Stock as of the Preferred Stock Record Date, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to give to a written consent in the manner specified in the accompanying letter of transmittal with respect to such shares of Preferred Stock, in favor of the Preferred Stock Consent (each of the Consents and instructions referred to in (1) and (2) above, a “Tendering Consent”).

If you were not a record holder or a beneficial holder of your shares of Preferred Stock as of the Preferred Stock Record Date, you will not be required to grant a Tendering Consent with respect to such shares in order to tender your shares in the Exchange Offer, but you will be required to certify that you were not a holder of shares of Preferred Stock as of the Preferred Stock Record Date and are not entitled to consent with respect to such shares of Preferred Stock (a “Tender Certification”).

If you do not wish to tender your shares of Preferred Stock in the Exchange Offer, but you wish to take action with respect to the Preferred Stock Consent, you must: (1) if you were a record holder of your shares of Preferred Stock as of the Preferred Stock Record Date, using the detachable form provided in the accompanying letter of transmittal, consent to, withhold consent on, or abstain on the applicable Preferred Stock Consent and you must deposit corresponding shares of Preferred Stock with the applicable Exchange Agent until the settlement date, or until after we terminate the Exchange Offer or you validly withdraw all your shares of Preferred Stock deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares, or (2) if you were a beneficial owner of shares of Preferred Stock as of the Preferred Stock Record Date, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to consent to, withhold consent on, or abstain on your behalf in the manner specified in the accompanying letter of transmittal with respect to such shares of Preferred Stock (each of the instructions referred to in (1) and (2) above, a “Non-Tendering Consent” and, together with each Tendering Consent, a “Consent”).

In order to approve the Series C Preferred Exchange, we are required to receive the consent of 66 2/3% of the shares of Series A Preferred Stock and 66 2/3% of the shares of Series B Preferred Stock, each acting as a separate class. If such Consents are not obtained, we have agreed with the U.S. Treasury, as the holder of the Series C Preferred Stock, in consideration of their consent to the Exchange Offer without requiring any adjustment to the terms of the warrant that was issued to the U.S. Treasury at the time that the Series C Preferred Stock was issued, to exchange its Series C Preferred Stock for newly issued trust preferred securities having a dividend rate of 7.7% for the first five years and 13.8% thereafter (which rate is higher than the dividend rate on the Series C Preferred Stock and equates to after-tax rates of 5% and 9%, respectively, assuming a 35% tax rate to take into account the deductible nature of distributions on trust preferred securities).

The Senior Preferred Stock (as is the case with the Series C Preferred Stock) would count as Tier 1 capital. However, because there are quantitative limitations on the amount of trust preferred securities that count as Tier 1 Capital, we would not be able to count the full amount of the new trust preferred securities that we may issue to the U.S. Treasury for purposes of our Tier 1 capital ratio. Thus, obtaining the consents to complete the Senior Preferred Stock Issuance will allow us to maintain the regulatory capital treatment of the Series C Preferred Stock and our ratio of Tier 1 capital to risk-weighted assets following the Exchange Offer at the same level as prior to the Exchange Offer.

When acting on Preferred Stock Consent, the Preferred Stock “votes” by number of shares, with holders being entitled to one “vote” per share of Preferred Stock.

For additional information on the Preferred Stock Consent, please refer to the proxy statement on Schedule 14A filed by Popular on June 29, 2009, describing the Preferred Stock Consent (the “Consent Solicitation Statement”), which we are delivering to holders of shares of Preferred Stock together with this prospectus.

Summary Terms of the Exchange Offer

Preferred Stock Exchange Offer	We are offering to issue up to 390,000,000 newly issued shares of our Common Stock in exchange for any and all of the issued and outstanding shares of Preferred Stock, validly tendered and not validly withdrawn on or prior to the expiration date, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal (including, if the Preferred Stock Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment).

For each share of Preferred Stock that we accept for exchange in accordance with the terms of the Preferred Stock Exchange Offer, we will issue a number of shares of our Common Stock having the aggregate dollar value set forth in the applicable table below. The “Relevant Price” is equal to the greater of (1) the average Volume Weighted Average Price, or “VWAP,” of a share of our Common Stock during the five trading day period ending on the second business day immediately preceding the expiration date of the Exchange Offer, determined as described later in this prospectus and (2) the “Minimum Share Price” of $2.50 per share of our Common Stock.

Depending on the trading price of our Common Stock compared to the Relevant Price described above, the market value of the Common Stock we issue in exchange for each share of Preferred Stock we accept for exchange may be less than, equal to or greater than the applicable Exchange Value referred to below.

Set forth below is a table that shows, with respect to each series of shares of Preferred Stock, the aggregate liquidation preference outstanding, the liquidation preference per share of Preferred Stock and the applicable Exchange Value for each series.

CUSIP	Title of Securities	Aggregate Liquidation Preference Outstanding	Liquidation Preference Per Share	Exchange Value
733174304	6.375% Non-cumulative Monthly Income Preferred Stock, 2003 Series A	$186,875,000	$25	$20
733174403	8.25% Non-cumulative Monthly Income Preferred Stock, Series B	$400,000,000	$25	$20

See “The Exchange Offer—Terms of the Preferred Stock Exchange Offer” and “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock or Trust Preferred Securities.”

Trust Preferred Securities Exchange Offer	Concurrently with the Preferred Stock Exchange Offer, we are also offering to exchange newly issued shares of our Common Stock for any and all issued and outstanding Trust Preferred Securities, subject to prorationing based on the Acceptance Priority Levels set forth in the table below. For each Trust Preferred Security that we accept for exchange in accordance with the terms of the Exchange Offer, we will issue a number of shares of our Common Stock having the Exchange Value set forth in the applicable table below. If the aggregate liquidation preference of all shares of Preferred Stock and the aggregate liquidation amount of all Trust Preferred Securities tendered in the Exchange Offer would result in the issuance, upon consummation of the Exchange Offer, of a number of shares of our Common Stock in excess of 390,000,000 shares, we will accept for tender only that number of Trust Preferred Securities of a series in accordance with the Acceptance Priority Levels set forth below that will ensure that not more than 390,000,000 shares of our Common Stock are issued in the Exchange Offer. Accordingly, we may have to reduce (on a prorated basis) the Trust Preferred Securities of a series with Acceptance Priority Level 2 that we accept in this Exchange Offer to remain within this limit.

Depending on the trading price of our Common Stock compared to the Relevant Price described above, the market value of the Common Stock we issue in exchange for each Trust Preferred Security we accept for exchange may be less than, equal to or greater than the applicable Exchange Value referred to below.

The table below sets forth certain information regarding the series of Trust Preferred Securities that are the subject of the Exchange Offer, along with the Acceptance Priority Levels for proration and non-acceptance.

Acceptance Priority Level	CUSIP	Title of Securities	Issuer	Aggregate Liquidation Amount Outstanding	Liquidation Amount Per Trust Preferred Security	Exchange Value
1	066915AA7	8.327% Trust Preferred Securities	BanPonce Trust I	$144,000,000	$1,000	$800
1	733186AA8	6.564% Trust Preferred Securities	Popular North America Capital Trust I	$250,000,000	$1,000	$800
2	73317W203	6.70% Cumulative Monthly Income Trust Preferred Securities	Popular Capital Trust I	$300,000,000	$25	$25
2	73317H206	6.125% Cumulative Monthly Income Trust Preferred Securities	Popular Capital Trust II	$130,000,000	$25	$25

The proration applicable to the Trust Preferred Securities with Acceptance Priority Level 2 cannot be calculated until the Exchange Offer has been completed. As a result, at the time you tender your Trust Preferred Securities of those two series, you will not know whether we will accept any or all of your tendered Trust Preferred Securities with Acceptance Priority Level 2. For example, if all issued and outstanding shares of Preferred Stock are tendered for exchange in the Preferred Stock Exchange Offer and the Relevant Price is determined based on the Minimum Share Price of $2.50 per share, we will issue approximately 188 million shares of our Common Stock in the Preferred Stock Exchange Offer, leaving approximately 202 million shares of our Common Stock available for issuance in the Trust Preferred Securities Exchange Offer. In that case, the remaining shares of our Common Stock will be enough such that any and all issued and outstanding 8.327% Trust Preferred Securities and 6.564% Trust Preferred Securities, comprising Acceptance Priority Level 1, would be accepted for exchange, without prorationing. However, assuming full participation of holders of the Preferred Stock, the 8.327% Trust Preferred Securities and the 6.564% Trust Preferred Securities, the 6.70% Cumulative Monthly Income

Trust Preferred Securities and the 6.125% Cumulative Monthly Income Trust Preferred Securities, comprising Acceptance Priority Level 2, would be subject to prorationing on a pro rata basis.

If no shares of Preferred Stock are validly tendered in the Preferred Stock Exchange Offer, all validly tendered Trust Preferred Securities could be accepted for exchange pursuant to the Trust Preferred Securities Exchange Offer.

We will pay cash for any accrued and unpaid distributions on any Trust Preferred Securities (but not in respect of any accumulated and unpaid dividends on any shares of Preferred Stock) accepted in the Trust Preferred Securities Exchange Offer to but excluding the date of settlement of the Exchange Offer.

We are not seeking approval of holders of the Trust Preferred Securities to modify the terms of any series of Trust Preferred Securities. However, following the Exchange Offer we plan to merge each Trust into a new Delaware statutory trust as permitted by the terms of each Trust’s governing documents. In connection with each merger, the Trust Preferred Securities of each series we acquire in the Exchange Offer will be exchanged for an equivalent aggregate principal amount of underlying debentures and all Trust Preferred Securities not acquired by us in the Exchange Offer will be converted into trust preferred securities of the applicable new trust with terms substantially identical to the terms of the Trust Preferred Securities of that series. No merger will adversely affect the rights of the holders of any series of Trust Preferred Securities.

Purpose of the Exchange Offer	The purpose of the Exchange Offer is to improve our capital structure by increasing our Tier 1 common equity and to reduce our interest expense liability associated with our Trust Preferred Securities.

Consideration Offered in the Exchange Offer

We are offering to exchange up to 390,000,000 newly issued shares of our Common Stock for outstanding shares of Preferred Stock and Trust Preferred Securities of the series identified on the cover page of this document, on the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

As of May 31, 2009, we had approximately 282 million shares of Common Stock outstanding.

We will accept properly tendered shares of Preferred Stock and Trust Preferred Securities for exchange for the Exchange Value (as defined below), on the terms and subject to the conditions of the Exchange Offer and subject to the proration provisions described below. We will promptly return any securities that are not accepted for exchange following the expiration or termination, as applicable, of the Exchange Offer and the determination of the final proration factor, if any, for the two series with Acceptance Priority Level 2, described below.

For each share of Preferred Stock or Trust Preferred Security that we accept for exchange in accordance with the terms of the Exchange Offer, we will issue a number of shares of our Common Stock having the aggregate dollar value (the “Exchange Value”) set forth in the applicable table under “The Exchange Offer—Terms of the Preferred Stock Exchange Offer—Offer Consideration” and “—Terms of the Trust Preferred Securities Exchange Offer—Offer Consideration,” subject to the Minimum Share Price limitation. We refer to the number of shares of our Common Stock we will issue (based on the Relevant Price (as defined below)) for each share of Preferred Stock or Trust Preferred Security we accept in the Exchange Offer as the “exchange ratio.” The “Relevant Price” will be fixed at 4:30 p.m., New York City time, on the second business day immediately preceding the expiration date of the Exchange Offer (which we currently expect to be July 24, 2009, unless the Exchange Offer is extended), will be announced prior to 9:00 a.m., New York City time, on the immediately succeeding business day (which we currently expect to be July 27, 2009, unless the Exchange Offer is extended) and will be equal to the greater of (1) the average Volume Weighted Average Price, or “VWAP,” of a share of our Common Stock during the five trading day period ending on the second business day immediately preceding the expiration date of the Exchange Offer, determined as described later in this prospectus and (2) the “Minimum Share Price” of $2.50 per share of our Common Stock.

We will round the applicable exchange ratio for each series down to four decimal places.

As a result of the Minimum Share Price limitation, the maximum number of shares of our Common Stock that we may issue under the Exchange Offer per $25 liquidation preference of Preferred Stock is 8 shares, per $25 liquidation amount of 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities is 10 shares and per $1,000 liquidation amount of 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities is 320 shares.

Depending on the trading price of our Common Stock compared to the Relevant Price described above, the market value of the Common Stock we issue in exchange for each share of Preferred Stock or Trust Preferred Security we accept for exchange may be less than, equal to or greater than the relevant Exchange Value referred to above.

We will also pay cash for any accrued and unpaid distributions on any Trust Preferred Securities (but not in respect of any accumulated and unpaid dividends on any shares of Preferred Stock) accepted in the Exchange Offer to, but excluding, the date of settlement of the Exchange Offer.

We are not making a recommendation as to whether you should exchange your shares of Preferred Stock or Trust Preferred Securities in the Exchange Offer. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of the shares of Preferred Stock or Trust Preferred Securities for purposes of negotiating the Exchange Offer or preparing a report concerning the fairness of the Exchange Offer. You must make your own independent decision regarding your participation in the Exchange Offer.

Publication of Exchange Ratio Information	Throughout the Exchange Offer, the indicative Average VWAP, the Minimum Share Price, the resultant indicative Relevant Price, and the indicative exchange ratios will be available at

http://www.popularinc.com/exchangeoffer and from our information agent, Global Bondholder Services Corporation, the “Information Agent,” at one of its numbers listed on the back cover page of this prospectus. We will announce the final exchange ratio for each series of Preferred Stock and Trust Preferred Securities prior to 9:00 a.m., New York City time, on the business day immediately succeeding the second business day prior to the expiration date of the Exchange Offer (which we currently expect to be July 27, 2009, unless the Exchange Offer is extended), and those final exchange ratios will also be available by that time at http://www.popularinc.com/exchangeoffer and from the Information Agent. No additional information on our website is deemed to be part of or incorporated by reference in this prospectus.

Expiration Date	The Exchange Offer will expire at 11:59 pm., New York time, on July 28, 2009, unless the Exchange Offer is extended or earlier terminated by us. The term “expiration date” means such date and time or, if an Exchange Offer is extended, the latest date and time to which the Exchange Offer is so extended.

Proration	We will issue no more than 390,000,000 shares of our Common Stock in the Exchange Offer. Depending on the number of shares of Preferred Stock and Trust Preferred Securities tendered in the Exchange Offer and the exchange ratio determined as described above, we may have to prorate Trust Preferred Securities of the series with Acceptance Priority Level 2 in the Exchange Offer to remain within this limit. Any Trust Preferred Securities not accepted for exchange as a result of proration will be returned to tendering holders promptly after the final proration factor for each series is determined. See “The Exchange Offer—Terms of the Trust Preferred Securities Exchange Offer—Acceptance Priority Levels; Prorationing.”

Fractional Shares	We will not issue fractional shares of our Common Stock in the Exchange Offer. Instead, the number of shares of Common Stock received by each holder whose share of Preferred Stock or Trust Preferred Securities are accepted for exchange in the Exchange Offer will be rounded down to the nearest whole number.

Settlement Date	The settlement date with respect to the Exchange Offer will be a date promptly following the expiration date. We currently expect the settlement date to be three trading days after the expiration date.

Withdrawal Rights	You may withdraw previously tendered shares of Preferred Stock or Trust Preferred Securities at any time before the expiration date of the Exchange Offer. In addition, you may withdraw any shares of Preferred Stock or Trust Preferred Securities that you tender that are not accepted by us for exchange after the expiration of 40 business days after the commencement of the Exchange Offer. If you withdraw your shares of Preferred Stock, you will automatically revoke any Consent that you delivered with respect to those withdrawn shares of Preferred Stock.

See “The Exchange Offer—Withdrawal of Tenders.”

Conditions to the Exchange Offer	Our obligation to exchange shares of our Common Stock for shares of Preferred Stock and Trust Preferred Securities in the Exchange Offer is subject to a number of conditions that must be satisfied or waived by us, including, among others, that there has been no change or development (affecting our business or otherwise) that in our reasonable judgment may materially reduce the anticipated benefits to us of the Exchange Offer or that has had, or could reasonably be expected to have, a material adverse effect on us, our businesses, condition (financial or otherwise) or prospects. Our obligation to exchange is not subject to any minimum tender condition. The Exchange Offer is not subject to receiving the Preferred Stock Consent. The Company is not aware of any filing, approval or other action by or with any governmental authority or regulatory agency that would be required for the Company to complete the Exchange Offer that has not been obtained. See “The Exchange Offer—Conditions of the Exchange Offer.”

Extensions; Waivers and Amendments; Termination	Subject to applicable law, we reserve the right to (1) extend the Exchange Offer; (2) waive any and all conditions to or amend the Exchange Offer in any respect, including amending the Exchange

Value or the Minimum Share Price; or (3) terminate the Exchange Offer. Any extension, waiver, amendment or termination will be followed as promptly as practicable by a public announcement thereof, such announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled expiration date. See “The Exchange Offer—Expiration Date; Extension; Termination; Amendment.”

Procedures for Tendering Preferred Stock and Trust Preferred Securities	Certain shares of Preferred Stock and all of the Trust Preferred Securities were issued in book-entry form, and are all currently represented by one or more global certificates held for the account of DTC. If your securities are book entry securities, you may tender your shares of Preferred Stock or Trust Preferred Securities by transferring them through ATOP or following the other procedures described under “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock or Trust Preferred Securities.”

If you hold your shares of Preferred Stock or Trust Preferred Securities through a bank, broker or other nominee, in order to validly tender your shares of Preferred Stock or Trust Preferred Securities in the Exchange Offer, you must follow the instructions provided by your bank, broker, custodian, commercial bank, trust company or other nominee with regard to procedures for tendering, in order to enable your bank, broker, custodian, commercial bank, trust company or other nominee to comply with the procedures described below.

Beneficial owners are urged to instruct appropriately their bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the expiration date in order to allow adequate processing time for their instruction.

In order for a bank, broker, custodian, commercial bank, trust company or other nominee to tender validly your shares of Preferred Stock or Trust Preferred Securities in the Exchange Offer, such bank, broker, custodian, commercial bank, trust company or other nominee must deliver to the

Exchange Agent an electronic message that will contain:

➢

for tenders of shares of Preferred Stock, a Consent to the Preferred Stock Consent described above, or if you did not hold such shares of Preferred Stock as of June 26, 2009, which is the Preferred Stock Record Date, a Tender Certification to that effect;

➢	your acknowledgment and agreement to, and agreement to be bound by, the terms of the accompanying letter of transmittal; and

➢	a timely confirmation of book-entry transfer of your shares of Preferred Stock or Trust Preferred Securities into the Exchange Agent’s account.

Should you have any questions as to the procedures for tendering your shares of Preferred Stock or Trust Preferred Securities and giving the Consent or any questions as to the procedures for delivering a Consent without tendering shares of Preferred Stock required by the accompanying letter of transmittal, please call your bank, broker, custodian or other nominee; or call the Information Agent, Global Bondholder Services Corporation, at 866-540-1500.

On the date of any tender for exchange, if your interest in shares of Preferred Stock is in certificated form, you must do each of the following in order to validly tender for exchange:

➢

complete and manually sign the accompanying letter of transmittal provided by the Banco Popular de Puerto Rico Fiduciary Services Division, or a facsimile of the letter of transmittal, and deliver the signed letter to the Banco Popular de Puerto Rico Fiduciary Services Division;

➢	surrender the certificates for your shares of Preferred Stock to the Banco Popular de Puerto Rico Fiduciary Services Division;

➢	if required, furnish appropriate endorsements and transfer documents; and

➢	if required, pay all transfer or similar taxes.

You may obtain copies of the required form of the letter of transmittal from the Exchange Agent.

WE ARE NOT PROVIDING FOR GUARANTEED DELIVERY PROCEDURES AND THEREFORE YOU MUST ALLOW SUFFICIENT TIME FOR THE NECESSARY TENDER PROCEDURES TO BE COMPLETED DURING NORMAL BUSINESS HOURS OF DTC ON OR PRIOR TO THE EXPIRATION DATE. IF YOU HOLD YOUR SHARES OF PREFERRED STOCK OR TRUST PREFERRED SECURITIES THROUGH A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE, YOU SHOULD KEEP IN MIND THAT SUCH ENTITY MAY REQUIRE YOU TO TAKE ACTION WITH RESPECT TO THE EXCHANGE OFFER A NUMBER OF DAYS BEFORE THE EXPIRATION DATE IN ORDER FOR SUCH ENTITY TO TENDER SHARES OF PREFERRED STOCK OR TRUST PREFERRED SECURITIES ON YOUR BEHALF ON OR PRIOR TO THE EXPIRATION DATE. TENDERS NOT RECEIVED BY THE EXCHANGE AGENT ON OR PRIOR TO THE EXPIRATION DATE WILL BE DISREGARDED AND HAVE NO EFFECT. IF YOUR INTEREST AS A HOLDER OF PREFERRED STOCK IS IN CERTIFICATED FORM, YOU MUST DELIVER TO BANCO POPULAR DE PUERTO RICO FIDUCIARY SERVICES DIVISION THE PREFERRED STOCK CERTIFICATES TO BE EXCHANGED, TOGETHER WITH A WRITTEN CONSENT AND/OR TENDER CERTIFICATION IN THE MANNER SPECIFIED IN THE ACCOMPANYING LETTER OF TRANSMITTAL AND A PROPER ASSIGNMENT OF THE SHARES OF PREFERRED STOCK TO POPULAR, OR TO ANY TRANSFER AGENT FOR THE SHARES OF PREFERRED STOCK, OR IN BLANK.

See “The Exchange Offer—Procedures for Tendering Shares of Preferred Stock or Trust Preferred Securities.”

United States Federal Income Tax Considerations

The exchange of the shares of Preferred Stock, 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities for shares of our Common Stock pursuant to the Exchange Offer will be treated as a recapitalization for U.S. federal income tax purposes. Therefore, except with respect to accrued but unpaid distributions on the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities, no gain or loss will be recognized upon consummation of the Exchange Offer. The exchange of 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities for shares of our Common Stock will be treated as a taxable sale or exchange for U.S. federal income tax purposes, and U.S. Holders will recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities and the fair market value of the Common Stock received by you pursuant to the Exchange Offer. See “Taxation—Material U.S. Federal Income Tax Consequences to U.S. Holders.” Each prospective investor should consult its own tax advisor regarding the U.S. federal, state, local, and foreign income and other tax consequences of exchanging the shares of Preferred Stock or Trust Preferred Securities for shares of our Common Stock and of owning and disposing of shares of our Common Stock.

Puerto Rico Income Tax Considerations

The exchange of the shares of Preferred Stock, 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities for shares of our Common Stock pursuant to the Exchange Offer will be treated as a recapitalization for Puerto Rico income tax purposes. Therefore, except with respect to accrued but unpaid distributions not previously taken into income on the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities, no gain or loss will be recognized upon consummation of the Exchange Offer. The exchange of 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities for shares of our Common Stock will be treated as a taxable sale or exchange for Puerto Rico income tax purposes, and Puerto Rico residents and non-residents will recognize gain or loss in an amount equal to the difference between their adjusted tax basis in the 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities and the fair market value of the Common Stock received by you pursuant to the Exchange Offer. See “Taxation—Certain Puerto Rico Tax Considerations.” Each prospective investor should consult its own tax advisor regarding the application to its particular circumstances of the Puerto Rico income tax consequences summarized above as well as the application of any, state, local, and foreign income and other tax consequences of exchanging the shares of Preferred Stock or Trust Preferred Securities for our Common Stock and of owning and disposing of our Common Stock.

Consequences of Failure to Exchange Shares of Preferred Stock or Trust Preferred Securities	Shares of Preferred Stock not exchanged in the Exchange Offer will remain outstanding after consummation of the Exchange Offer. As previously announced, we will suspend dividends on the Preferred Stock after the dividend payment in respect of the Preferred Stock on June 30, 2009. We intend to delist any remaining shares of Preferred Stock from trading on the Nasdaq Stock Market and, to the extent permitted by law, we intend to deregister any such remaining shares. The reduction in the number of shares available for trading and the suspension of dividends on the Preferred Stock may have a significant and adverse effect on the liquidity of any trading market for, and the price of, shares of Preferred Stock not exchanged in the Preferred Stock Exchange Offer and may result in the shares of Preferred Stock being illiquid for an indefinite period of time. In addition, regardless of whether the Preferred Stock Consent is obtained, the Series C Preferred Stock will have a senior right to dividends or distributions, either as Senior Preferred Stock or trust preferred securities. Therefore, we plan to continue to pay dividends or make distributions to the U.S. Treasury notwithstanding the dividend suspension on the Series A and Series B Preferred Stock.

Trust Preferred Securities not exchanged in the Trust Preferred Securities Exchange Offer will remain outstanding after consummation of the Trust Preferred Securities Exchange Offer. As previously announced, we currently expect to continue making distributions on our Trust Preferred Securities in accordance with their current terms. However, there can be no assurance that those distributions will continue. If the Exchange Offer is not successful or if we otherwise need to increase our Tier 1 common equity, a suspension of distributions on the Trust Preferred Securities is one of the possible actions that we might take. As described above, we currently intend to deliver any Trust Preferred Securities accepted for exchange in the Trust Preferred Securities Exchange Offer to the applicable trustee for cancellation. As a result, the number of Trust Preferred Securities of any series available for trading may be substantially reduced, and this may have a significant and adverse effect on the liquidity of any trading market for, and the price of, the Trust Preferred Securities of that series not exchanged in the Trust Preferred Securities Exchange Offer and may result in the Trust Preferred Securities of that series being less liquid for an indefinite period of time.

Comparison of the Rights of our Common Stock, Preferred Stock and Trust Preferred Securities	There are material differences between the rights of a holder of our Common Stock and a holder of the Preferred Stock and Trust Preferred Securities. See “Comparison of Rights Between the Preferred Stock, Trust Preferred Securities and the Common Stock.”

Appraisal/Dissenters’ Rights	No appraisal or dissenters’ rights are available to holders of shares of Preferred Stock or Trust Preferred Securities under applicable law in connection with the Exchange Offer.

Market Trading	Our Common Stock is traded on the Nasdaq Stock Market under the symbol “BPOP.” The last reported closing price of our Common Stock on June 26, 2009, the last trading day prior to the date of this prospectus, was $2.39 per share. We will file an application with the Nasdaq Stock Market to list the shares of our Common Stock to be issued in the Exchange Offer. The shares of Preferred Stock and the 6.70% Trust Preferred Securities and the 6.125% Trust Preferred Securities are traded on the Nasdaq Stock Market. The 8.327% Trust Preferred Securities and the 6.564% Trust Preferred Securities are not listed or quoted for trading on any securities exchange.

Brokerage Commissions	No brokerage commissions are payable by the holders of the shares of Preferred Stock or Trust Preferred Securities to the Dealer Managers, the Exchange Agents, the Information Agent or us.

Soliciting Dealer Fee	With respect to any tender of a series of shares of Preferred Stock or the 6.70% Trust Preferred Securities and the 6.125% Trust Preferred Securities (the “PR Trust Preferred Securities”), we will pay the relevant soliciting dealer a fee of 0.50% of the liquidation preference or liquidation amount accepted for exchange. See “The Exchange Offer—Soliciting Dealer Fee.”

Lead Dealer Managers	UBS Securities LLC and Popular Securities, Inc.

Co-Lead Dealer Manager	Citigroup Global Markets Inc.

Information Agent and Exchange Agents	Global Bondholder Services Corporation except in the case of certificated securities in which case the Exchange Agent will be Banco Popular de Puerto Rico Fiduciary Services Division.

Further Information	If you have questions about any of the terms of the Exchange Offer, please contact the Dealer Managers or the Information Agent. If you have questions regarding the procedures for tendering your shares of Preferred Stock or Trust Preferred Securities or about delivering a Consent without tendering shares of Preferred Stock, please contact the Information Agent. The contact information for the Dealer Managers, Information Agent and the Exchange Agents are set forth on the back cover page of this prospectus.

As required by the Securities Act of 1933, as amended, Popular filed a registration statement (No. 333-159843) relating to the Exchange Offer with the Securities and Exchange Commission. This document is a part of that registration statement, which includes additional information.

See also “Where You Can Find More Information.”

Risk factors

You should carefully consider the risks described below and all of the information contained and incorporated by reference in this prospectus before you decide whether to participate in the Exchange Offer. In particular, you should carefully consider, among other things, the matters discussed below and under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009. The “Risks Relating to Our Business” immediately below supplement the “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

RISKS RELATING TO OUR BUSINESS

Our financial results for the second quarter and our financial condition continue to be affected by the deterioration in the credit quality of our portfolio and economic conditions affecting the markets in which we operate.

Although our financial results for the second quarter of 2009 are not yet complete, the credit quality of our portfolio continues to deteriorate and is likely to have an adverse affect on our financial results for this period and our financial condition as of June 30, 2009. Continued adverse changes in the economy and negative trends in employment and property values in the markets in which we operate, which are described more fully below, have continued to have an adverse affect on our provision for loan losses for the second quarter and we expect to incur a net loss for the quarter comparable to the net loss we incurred in the first quarter of 2009 after excluding gains on sale of investment securities in each period. We will continue to evaluate our allowance for loan losses and may be required to increase such amounts, perhaps substantially.

Among other factors, an increase in our allowance for loan losses would result in a reduction in the amount of our tangible common equity. Given the focus on tangible common equity by regulatory authorities, rating agencies and the market, we may be required to raise additional capital through the issuance of additional Common Stock. As described below, an increase in our capital through an issuance of Common Stock could have a dilutive effect on the existing holders of our Common Stock, including holders receiving Common Stock in the Exchange Offer, and adversely affect its market price.

During the first and second quarters of 2009, our overall credit quality has continued to be affected by the sustained deterioration of the economic conditions affecting our markets, including higher unemployment levels, unprecedented reduced absorption rates of new housing units and declines in property values.

As set forth under “Management’s Discussion and Analysis of Results of Operations and Financial Condition—Non-Performing Assets” in our Form 10-Q for the quarter ended March 31, 2009, our credit quality performance has continued to be under pressure during 2009 with economic concerns including higher unemployment levels, unprecedented reduced absorption rates of new housing units and declines in property values. Non-performing assets increased by $207 million at March 31, 2009 as compared to December 31, 2008 and by $634 million as compared to March 31, 2008. The amount of non-performing assets will increase again at June 30, 2009. The allowance for loan losses of $1.1 billion at March 31, 2009 was 4.19% of period-end loans held-in-portfolio, as compared to 3.43% of period-end loans held-in-portfolio on December 31, 2008 and 2.18% of period-end loans held-in-portfolio on March 31, 2008. The allowance for loan losses will also increase further at June 30, 2009.

Risk factors

Our business depends on the creditworthiness of our customers and the value of the assets securing our loans.

If the credit quality of the customer base materially decreases or if the risk profile of a market, industry or group of customers changes materially, our business, financial condition, allowance levels, liquidity, capital and results of operations could be adversely affected. While we believe that our allowance for loan losses was adequate at March 31, 2009, there is no certainty that it will be sufficient to cover future credit losses in the portfolio because of continued adverse changes in the economy, market conditions or events negatively affecting specific customers, industries or markets both in Puerto Rico and the United States. We periodically review the allowance for loan losses for adequacy considering economic conditions and trends, collateral values and credit quality indicators, including past charge-off experience and levels of past due loans and non-performing assets.

Recent actions by the rating agencies have raised the cost of our borrowings, could affect our ability to borrow in the future and may have other adverse effects on our business.

Recent actions by the rating agencies have raised the cost of our borrowings. Borrowings amounting to $350 million have “ratings triggers” that call for an increase in their interest rate in the event of a ratings downgrade. For example, as a result of rating downgrades effected by the major rating agencies in April 2009, the cost of servicing $350 million of our senior debt increased by an additional 75 basis points. Additionally, the cost of servicing that $350 million of senior debt increased by an additional 150 basis points as a result of further rating downgrades effected by the major rating agencies in June 2009.

Actions by the rating agencies, including reducing the rating of the Corporation’s preferred stock to “non-investment grade” (by two rating agencies) and the Corporation’s senior debt to “non-investment grade” (also by two rating agencies) could also affect our ability to borrow funds. The market for non-investment grade securities is much smaller and less liquid than for investment grade securities. Therefore, if we were to attempt to issue senior debt or preferred stock in the capital markets, it is possible that there would not be sufficient demand to complete a transaction and the cost could be substantially higher than for more highly rated securities.

In addition, changes in our ratings have affected and could continue to affect our relationships with some creditors and business counterparties. For example, many of our hedging transactions include ratings triggers that permit counterparties to either request additional collateral or terminate our agreements with them based on our below investment grade ratings. Although we have been able to meet any additional collateral requirements thus far and expect that we would be able to enter into agreements with substitute counterparties if any of our existing agreements were terminated, changes in our hedging transactions could create additional costs for our businesses. In addition, servicing and custodial agreements that we are party to with third parties, including the Federal National Mortgage Association, or FNMA, include ratings covenants. Servicing rights represent a contractual right and not a beneficial ownership interest in the underlying mortgage loans. Failure to service the loans in accordance with contract requirements may lead to a termination of the servicing rights and the loss of future servicing fees. Based on our failure to maintain an investment grade rating, those third parties have the right to require us to increase collateral levels, engage a substitute custodian and/or terminate their agreements with us. The termination of those agreements or the inability to realize servicing income for our businesses could have an adverse effect on those businesses. Other counterparties are also sensitive to the risk of a ratings downgrade and the implications for our businesses and may be less likely to engage in transactions with us, or may only engage in them at a substantially higher cost, if our ratings remain below investment grade.

Risk factors

Legislative and regulatory actions taken now or in the future to address the current liquidity and credit crisis in the financial industry may significantly affect our financial condition, results of operations, liquidity or stock price.

Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The U.S. Government has intervened on an unprecedented scale, responding to what has been commonly referred to as the financial crisis. In addition to the U.S. Treasury Department’s Capital Purchase Program (“CPP”) under the Troubled Asset Relief Program (“TARP”) announced last fall and the new Capital Assistance Program (“CAP”) announced this spring, further steps taken include enhancing the liquidity support available to financial institutions, establishing a commercial paper funding facility, temporarily guaranteeing money market funds and certain types of debt issuances, and increasing insurance on bank deposits. Also, the U.S. Congress, through the Emergency Economic Stabilization Act of 2008 and the American Recovery and Reinvestment Act of 2009, have imposed a number of restrictions and limitations on the operations of financial services firms participating in the federal programs. Most recently, on June 17, 2009, the Administration released a financial regulatory reform plan that would, if enacted, represent the most sweeping reform of financial regulation and financial services since the 1930s.

These programs and proposals subject us and other financial institutions to additional restrictions, oversight and costs that may have an adverse impact on our business, financial condition, results of operations or the price of our Common Stock. The Administration’s financial reform plan would, if enacted, further substantially increase regulation of the financial services industry and impose restrictions on the operations and general ability of firms within the industry to conduct business consistent with historical practices. Federal and state regulatory agencies also frequently adopt changes to their regulations or change the manner in which existing regulations are applied. We cannot predict the substance or impact of pending or future legislation, regulation or the application thereof. Compliance with such current and potential regulation and scrutiny may significantly increase our costs, impede the efficiency of our internal business processes, require us to increase our regulatory capital and limit our ability to pursue business opportunities in an efficient manner.

Increases in FDIC insurance premiums may have a material adverse affect on the Corporation’s earnings.

During 2008 and continuing in 2009, higher levels of bank failures have dramatically increased resolution costs of the Federal Deposit Insurance Corporation (“FDIC”) and depleted the deposit insurance fund. In addition, the FDIC instituted two temporary programs effective through December 31, 2009, to further insure customer deposits at FDIC-member banks: deposit accounts are now insured up to $250,000 per customer (up from $100,000) and non-interest bearing transactional accounts are fully insured (unlimited coverage). These programs have placed additional stress on the deposit insurance fund.

In order to maintain a strong funding position and restore reserve ratios of the deposit insurance fund, the FDIC increased assessment rates of insured institutions uniformly by 7 cents for every $100 of deposits beginning with the first quarter of 2009, with additional changes beginning April 1, 2009, which require riskier institutions to pay a larger share of premiums by factoring in rate adjustments based on secured liabilities and unsecured debt levels. In February 2009, the FDIC voted to amend the restoration plan and impose a special assessment of 20 cents for every $100 of assessable deposits on insured institutions on June 30, 2009, which would be collected on September 30, 2009. In May 2009, the FDIC adopted a final rule, effective June 30, 2009, that will impose a special assessment of 5 cents

Risk factors

for every $100 on each insured depository institution’s assets minus its Tier 1 capital as of June 30, 2009, subject to a cap equal to 10 cents per $100 of assessable deposits for the second quarter 2009 risk-based capital assessment. This special assessment will apply to us and we estimate our special assessment to be approximately $16.7 million.

We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures or our capital position is further impaired, we may be required to pay even higher FDIC premiums than the recently increased levels. Our expenses for the quarter ending June 30, 2009 have been significantly and adversely affected by these increased premiums. These announced increases and any future increases in FDIC insurance premiums may materially adversely affect our results of operations.

Weakness in the economy and in the real estate market in the geographic footprint of Popular has adversely impacted and may continue to adversely impact Popular.

A significant portion of our financial activities and credit exposure is concentrated in the Commonwealth of Puerto Rico (the “Island”) and the Island’s economy has been deteriorating.

This decline in the Island’s economy has resulted in, among other things, a downturn in our loan originations, an increase in the level of our non-performing assets, loan loss provisions and charge-offs, particularly in our construction loan portfolio, an increase in the rate of foreclosure loss on mortgage loans and a reduction in the value of our loans and loan servicing portfolio, all of which have adversely affected our profitability. If the decline in economic activity continues, there could be further adverse effects on our profitability.

The Commonwealth of Puerto Rico government is currently facing a fiscal deficit which has been estimated at approximately $3.0 billion or over 30% of its annual budget. It continues to review alternatives for reducing the deficit, as its access to the municipal bond market and its credit ratings depend, in part, on achieving a balanced budget. Measures that the government has implemented have included reducing expenses, including public-sector employment through layoffs of employees. It has been reported that the Commonwealth of Puerto Rico government could layoff as many as 30,000 employees, with approximately 8,000 employee layoffs taking place in early June 2009. Since the government is an important source of employment on the Island, these measures could have the effect of intensifying the current recessionary cycle.

The economy of Puerto Rico is sensitive to the price of oil in the global market. The Island does not have significant mass transit available to the public and most of its electricity is powered by oil, making it highly sensitive to fluctuations in oil prices. A substantial increase in its price could impact adversely the economy of Puerto Rico, by reducing disposable income and increasing the operating costs of most businesses and government. Consumer spending is particularly sensitive to wide fluctuations in oil prices.

The level of real estate prices in Puerto Rico has been more stable than in other U.S. markets, but the current economic environment and future developments in Puerto Rico and the mainland U.S. could further pressure residential property values. Lower real estate values could increase loan delinquencies, foreclosures and the cost of repossessing and disposing of real estate collateral.

The current state of the economy and uncertainty in the private and public sectors has had an adverse effect on the credit quality of our loan portfolios. The continuation of the economic slowdown would cause those adverse effects to continue, as delinquency rates may increase in the short-term, until sustainable growth resumes. Also, a potential reduction in consumer spending may also impact growth in our other interest and non-interest revenue sources.

Risk factors

RISKS RELATED TO THE FUTURE ISSUANCE OF A SIGNIFICANT AMOUNT OF OUR COMMON STOCK AND DILUTION OF HOLDERS OF OUR COMMON STOCK, INCLUDING PARTICIPANTS IN THE EXCHANGE OFFER

Additional assistance from the U.S. Government may further dilute existing holders of our Common Stock, including participants in the Exchange Offer.

In December 2008, Popular issued approximately $935 million in shares of cumulative preferred stock together with a warrant to purchase up to approximately 21 million shares of our Common Stock at an exercise price of $6.70 per share to the United States Treasury (“U.S. Treasury”). The Exchange Offer does not involve any additional investment in Popular by the U.S. Treasury or the U.S. Government. Notwithstanding that, there may be new regulatory requirements or standards or additional U.S. Government programs or requirements or losses in the future that could result in, or require, additional equity issuances. Such further equity issuances would further dilute the existing holders of our Common Stock (including participants in the Exchange Offer) perhaps significantly.

Although not currently contemplated, we could obtain Tier 1 common equity by exchanging (with the approval of the U.S. Treasury) a number of shares of the Series C Preferred Stock we issued to the U.S. Treasury under the CPP for shares of mandatory convertible preferred stock issued under the CAP or for Common Stock or another common equivalent security that the U.S. Treasury otherwise agrees to purchase, directly or indirectly. Such an exchange could also involve the issuance of additional warrants to the U.S. Treasury to purchase additional shares of our common stock as contemplated by the published terms of the CAP. The issuance of additional shares of our Common Stock or common equivalent securities in future equity offerings, to the U.S. Treasury under the CAP or otherwise, or as a result of the exercise of the warrant the U.S. Treasury holds, will dilute the ownership interest of our existing common stockholders and could also involve U.S. Government constraints on our operations.

Additional issuances of Common Stock or securities convertible into Common Stock may further dilute existing holders of our Common Stock, including participants in the Exchange Offer.

We may, in the future, determine that it is advisable, or we may encounter circumstances where we determine it is necessary, to issue additional shares of our Common Stock, securities convertible into or exchangeable for shares of our Common Stock, or common-equivalent securities to fund strategic initiatives or other business needs or to build additional capital. The market price of our Common Stock could decline as a result of this offering or other offerings, as well as other sales of a large block of shares of our Common Stock or similar securities in the market thereafter, or the perception that such sales could occur. We may need to increase our authorized capital in order to raise such equity capital.

If holders of our Preferred Stock and Trust Preferred Securities do not participate in the Exchange Offer in sufficient amounts, we may have to increase our Tier 1 common equity through other means, including through asset sales or by raising capital privately or issuing mandatory convertible preferred stock and related warrants to the U.S. Treasury, which could further dilute the existing holders of our Common Stock, including participants in the Exchange Offer.

In addition, such additional equity issuances would reduce any earnings available to the holders of our Common Stock and the return thereon unless our earnings increase correspondingly. We cannot predict the size of future equity issuances, if any, or the effect that they may have on the market price of the Common Stock. The issuance of substantial amounts of equity, or the perception that such issuances may occur, could adversely affect the market price of our Common Stock. See also “Risk Factors—We may

Risk factors

raise additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our Common Stock” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

We may not receive stockholder approval to increase our authorized capital to raise additional equity capital.

If holders of Preferred Stock and Trust Preferred Securities participate in the Exchange Offer to a significant extent and/or the Relevant Price of our Common Stock (on which the Exchange Value is based) is at or near the Minimum Share Price, we will issue a significant number of shares of our Common Stock in the Exchange Offer, which will leave us with only a limited number of authorized and unreserved shares of Common Stock to issue in the future.

In order to raise equity capital to any significant extent thereafter, we would be required to obtain stockholder approval to increase our authorized capitalization. We obtained approval at our Annual Meeting of Stockholders on May 1, 2009 to increase the authorized number of shares of our Common Stock, from 470,000,000 to 700,000,000. However, our stockholders may not approve a further increase. Any failure to receive such approval would impair our ability to raise additional equity capital.

We will not accept shares of Preferred Stock for exchange unless, in the case of tenders by holders of shares of Preferred Stock as of the Preferred Stock Record Date, the tendering holder grants a Consent to approve the Preferred Stock Consent.

Tendering holders of shares of Preferred Stock that were holders of shares of Preferred Stock as of the Preferred Stock Record Date must grant a Consent to approve the Preferred Stock Consent. As a result, even if you believe that the Preferred Stock Consent would not be in your best interest (for example, if you elect to tender some, but not all of your shares of Preferred Stock in the Preferred Stock Exchange Offer), if you were a holder of shares of Preferred Stock as of the Preferred Stock Record Date and wish to tender any of such shares of Preferred Stock you must nonetheless follow the instructions in the accompanying letter of transmittal to execute a written consent in favor of the Preferred Stock Consent with respect to the shares of Preferred Stock you tender.

RISKS RELATED TO THE MARKET PRICE AND VALUE OF THE COMMON STOCK OFFERED IN THE EXCHANGE OFFER

The Exchange Offer will result in a substantial amount of our Common Stock entering the market, which could adversely affect the market price of our Common Stock.

As of May 31, 2009, we had approximately 282 million shares of our Common Stock outstanding. Following consummation of the Exchange Offer, assuming the Exchange Offer is fully subscribed, this figure will increase to approximately 672 million shares of our Common Stock. The issuance of such a large number of shares of our Common Stock in such a short period of time will significantly reduce earnings per common share and could adversely affect the market price of our Common Stock.

The Minimum Share Price limitation may result in your receiving shares of our Common Stock worth significantly less than the shares you would receive in the absence of that constraint.

The closing sale price for our Common Stock on the Nasdaq Stock Market on June 26, 2009 was $2.39 per share, which is less than the Minimum Share Price. If the Average VWAP is less than the Minimum Share Price, we will use the Minimum Share Price and not the Average VWAP to calculate the number of shares of our Common Stock you will receive. In that case you could receive shares of our Common Stock with a value that may be significantly less than the value of the shares you would receive in the absence of that limitation.

Risk factors

Although the number of shares of our Common Stock offered in the Exchange Offer for each share of Preferred Stock and each Trust Preferred Security will be determined based on the Average VWAP of our Common Stock during the five trading day period ending on the second business day immediately preceding the currently scheduled expiration date (subject to the Minimum Share Price of $2.50/share), the market price of our Common Stock will fluctuate, and the market price of such shares of our Common Stock upon settlement of the Exchange Offer could be less than the market price used to determine the number of shares you will receive.

The number of shares of our Common Stock offered for each share of Preferred Stock and Trust Preferred Security accepted for exchange will be determined based on the Average VWAP of the Common Stock during the five trading day period ending on the second business day immediately preceding the currently scheduled expiration date (subject to the Minimum Share Price of $2.50/share) and will not be adjusted regardless of any increase or decrease in the market price of our Common Stock, the Preferred Stock or the Trust Preferred Securities between the expiration date of the Exchange Offer and the settlement date. Therefore, the market price of the Common Stock at the time you receive your Common Stock on the settlement date could be significantly less than the market price used to determine the number of shares you will receive. The market price of our Common Stock has recently been subject to significant fluctuations and volatility.

The market price of our Common Stock may be subject to continued significant fluctuations and volatility.

The stock markets have recently experienced high levels of volatility. These market fluctuations have adversely affected, and may continue to adversely affect, the trading price of our Common Stock. In addition, the market price of our Common Stock has been subject to significant fluctuations and volatility because of factors specifically related to our businesses and may continue to fluctuate or further decline. Factors that could cause fluctuations, volatility or further decline in the market price of our Common Stock, many of which could be beyond our control, include the following:

➢	changes or perceived changes in the condition, operations, results or prospects of our businesses and market assessments of these changes or perceived changes;

➢	announcements of strategic developments, acquisitions and other material events by us or our competitors;

➢

changes in governmental regulations or proposals, or new governmental regulations or proposals, affecting us, including those relating to the current financial crisis and global economic downturn and those that may be specifically directed to us;

➢	the continued decline, failure to stabilize or lack of improvement in general market and economic conditions in our principal markets;

➢	the departure of key personnel;

➢	changes in the credit, mortgage and real estate markets;

➢	operating results that vary from the expectations of management, securities analysts and investors;

➢	operating and stock price performance of companies that investors deem comparable to us; and

➢	market assessments as to whether and when the Exchange Offer will be consummated.

You are urged to obtain current market quotations for our Common Stock when you consider the Exchange Offer.

Risk factors

The price of our Common Stock is depressed and may not recover.

The price of our Common Stock has declined significantly from a closing price of $13.02 on May 1, 2008, to a closing price of $2.39 on June 26, 2009, the last trading day prior to the date of this prospectus. Our stock price may never recover to prior levels or to any particular level. Many factors that we cannot predict or control, including the factors listed under “—The market price of our Common Stock may be subject to continued significant fluctuations and volatility,” and factors over which we may only have limited control, including the factors listed under “—Risks Relating to Our Business” may cause sudden changes in the price of our Common Stock or prevent the price of our Common Stock from recovering.

RISKS RELATED TO THE RIGHTS OF OUR COMMON STOCK COMPARED TO THE RIGHTS OF OUR DEBT OBLIGATIONS AND SENIOR EQUITY SECURITIES, INCLUDING THE SHARES OF PREFERRED STOCK OR TRUST PREFERRED SECURITIES

All of our debt obligations and our senior equity securities, including any shares of Preferred Stock or Trust Preferred Securities that remain outstanding after the Exchange Offer and the securities held by the U.S. Treasury, will have priority over our Common Stock with respect to payment in the event of liquidation, dissolution or winding up, and with respect to the payment of dividends.

In any liquidation, dissolution or winding up of Popular, our Common Stock would rank below all debt claims against us and claims of all of our outstanding shares of preferred stock and other senior equity securities, including any shares of Preferred Stock or Trust Preferred Securities that are not exchanged for Common Stock in the Exchange Offer and the securities held by the U.S. Treasury, which will be either Senior Preferred Stock or newly issued trust preferred securities. As a result, holders of our Common Stock, including holders of shares of Preferred Stock or Trust Preferred Securities whose securities are accepted for exchange in the Exchange Offer, will not be entitled to receive any payment or other distribution of assets upon the liquidation, dissolution or winding up of Popular until after all our obligations to our debt holders have been satisfied and holders of senior equity securities have received any payment or distribution due to them.

In addition, we are required to pay dividends on our preferred stock before we pay any dividends on our Common Stock. Holders of our Common Stock will not be entitled to receive payment of any dividends on their shares of our Common Stock unless and until we resume payments of dividends on our preferred stock.

Holders of Trust Preferred Securities whose securities are accepted in the Exchange Offer will be giving up their right to future distributions on those Trust Preferred Securities.

We have announced that we currently intend to continue paying distributions on our Trust Preferred Securities in accordance with their current terms. However, if your Trust Preferred Securities are tendered and accepted for exchange in the Trust Preferred Securities Exchange Offer, you will be giving up your right to any future distributions on your Trust Preferred Securities. We have no obligation to pay, and may not be permitted to pay, dividends on our Common Stock in the future. By participating in the Exchange Offer, holders of Trust Preferred Securities are giving up their right to receive distributions on their tendered Trust Preferred Securities.

Risk factors

Dividends on our Common Stock have been suspended and you may not receive funds in connection with your investment in our Common Stock without selling your shares of our Common Stock.

Holders of our Common Stock are only entitled to receive such dividends as our board of directors may declare out of funds legally available for such payments. We have announced the suspension of dividend payments on our Common Stock. In addition, we will be unable to pay dividends on our Common Stock unless and until we resume payments of dividends on our Preferred Stock. Furthermore, prior to December 5, 2011, unless we have redeemed all of the Series C Preferred Stock (or any successor security) or the U.S. Treasury has transferred all of the Series C Preferred Stock (or any successor security) to third parties, the consent of the U.S. Treasury will be required for us to, among other things, increase the dividend rate per share of Common Stock above $0.08 per share or to repurchase or redeem equity securities, including our Common Stock, subject to certain limited exceptions. This could adversely affect the market price of our Common Stock. Also, we are a bank holding company and our ability to declare and pay dividends is dependent on certain Federal regulatory considerations, including the guidelines of the Federal Reserve regarding capital adequacy and dividends. Moreover, the Federal Reserve and the FDIC have issued policy statements stating that the bank holding companies and insured banks should generally pay dividends only out of current operating earnings. In the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policy and has discouraged dividend pay-out ratios that are at the 100% or higher level unless both asset quality and capital are very strong.

In addition, the terms of our outstanding junior subordinated debt securities held by each Trust that has issued Trust Preferred Securities prohibit us from declaring or paying any dividends or distributions on our capital stock, including our Common Stock, or purchasing, acquiring, or making a liquidation payment on such stock, if we have given notice of our election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing.

Accordingly, you may have to sell some or all of your shares of our Common Stock in order to generate cash flow from your investment. You may not realize a gain on your investment when you sell the Common Stock and may lose the entire amount of your investment.

Offerings of debt, which would be senior to our Common Stock upon liquidation, and/or preferred equity securities, which may be senior to our Common Stock for purposes of dividend distributions or upon liquidation, may adversely affect the market price of our Common Stock.

We may attempt to increase our capital resources or, if our or the capital ratios of our banking subsidiaries fall below the required minimums, we or our banking subsidiaries could be forced to raise additional capital by making additional offerings of debt or preferred equity securities, including medium-term notes, trust preferred securities, senior or subordinated notes and preferred stock. Upon liquidation, holders of our debt securities and shares of preferred stock and lenders with respect to other borrowings will receive distributions of our available assets prior to the holders of our Common Stock. Additional equity offerings may dilute the holdings of our existing stockholders or reduce the market price of our Common Stock, or both. Our board of directors is authorized to waive the preemptive rights otherwise provided in our Certificate of Incorporation.

Our board of directors is authorized to issue one or more classes or series of preferred stock from time to time without any action on the part of the stockholders. Our board of directors also has the power, without stockholder approval, to set the terms of any such classes or series of preferred stock that may be

Risk factors

issued, including voting rights, dividend rights, and preferences over our Common Stock with respect to dividends or upon our dissolution, winding up and liquidation and other terms. If we issue preferred shares in the future that have a preference over our Common Stock with respect to the payment of dividends or upon liquidation, or if we issue preferred shares with voting rights that dilute the voting power of the Common Stock, the rights of holders of our Common Stock or the market price of our Common Stock could be adversely affected.

ADDITIONAL RISKS RELATED TO THE EXCHANGE OFFER

The value of the Common Stock you receive may be lower than the Exchange Value of your shares of Preferred Stock or Trust Preferred Securities.

Depending on the trading price of our Common Stock compared to the Relevant Price described above, the market value of the Common Stock we issue at the settlement date in exchange for each share of Preferred Stock or Trust Preferred Security we accept for exchange may be less than, equal to or greater than the applicable Exchange Value referred to above.

We may fail to realize all of the anticipated benefits of the Exchange Offer.

The primary goal of the Exchange Offer is to increase our Tier 1 common equity. A view has recently developed that Tier 1 common equity is an important metric for analyzing a financial institution’s financial condition and capital strength. We believe that increasing our Tier 1 common equity will enhance our standing with our Federal banking regulators and improve market and public perception of our financial strength. Tier 1 common equity has recently emerged as an important metric for analyzing a financial institution’s financial condition and capital strength. If there is not a significant response to the Exchange Offer, we may fail to reach Tier 1 common equity levels required by our regulator. Additionally, given the rapidly changing and uncertain financial environment, we may not be able to achieve these objectives. Therefore, there is a risk that the benefits, if any, realized from the Exchange Offer will not be sufficient to restore market and public perception of our financial strength or to reach required Tier 1 capital levels. In such case, we may have to seek additional assistance, if available, from the U.S. Government.

Even if we complete the Exchange Offer, without a high level of participation, we will not realize the intended goal of substantially increasing Tier 1 common equity.

As described above, the primary goal of the Exchange Offer is to increase our Tier 1 common equity. Without a high level of participation in the Exchange Offer, that goal will not be realized. If holders of our Preferred Stock and Trust Preferred Securities do not participate in the Exchange Offer in sufficient amounts, we may have to increase our Tier 1 common equity through other means, including through asset sales or by raising capital privately or issuing mandatory convertible preferred stock and related warrants to the U.S. Treasury, which could further dilute the existing holders of our Common Stock, including participants in the Exchange Offer. See “—Risks related to the future issuance of a significant amount of our Common Stock and dilution of holders of our Common Stock, including participants in the Exchange Offer—Additional assistance from the U.S. Government may further dilute existing holders of our Common Stock, including participants in the Exchange Offer” in this prospectus. In addition, such additional equity issuances would reduce any earnings available to the holders of our Common Stock and the return thereon unless our earnings increase correspondingly. We cannot predict the size of future equity issuances, if any, or the effect that they may have on the market price of the Common Stock. The issuance of substantial amounts of equity, or the perception that such issuances may occur, could adversely affect the market price of our Common Stock. See also “Risk Factors—We may raise

Risk factors

additional capital, which could have a dilutive effect on the existing holders of our common stock and adversely affect the market price of our Common Stock” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

We have not obtained a third-party determination that the terms of the Exchange Offer are fair to holders of the shares of Preferred Stock or Trust Preferred Securities.

We are not making a recommendation as to whether you should exchange your shares of Preferred Stock or Trust Preferred Securities in the Exchange Offer. Certain of our executive officers and directors own shares of Preferred Stock and they have advised us that they intend to participate in the Exchange Offer. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of the shares of Preferred Stock or Trust Preferred Securities for purposes of negotiating the Exchange Offer or preparing a report concerning the fairness of the Exchange Offer. You must make your own independent decision regarding your participation in the Exchange Offer.

Failure to successfully complete the Exchange Offer could negatively affect the price of our Common Stock.

Several conditions must be satisfied or waived in order to complete the Exchange Offer, including that no event has occurred that in our reasonable judgment would materially impair the anticipated benefits to us of the Exchange Offer or that has had, or could reasonably be expected to have, a material adverse effect on us, our businesses, condition (financial or otherwise) or prospects. See “The Exchange Offer—Conditions of the Exchange Offer.” The foregoing conditions may not be satisfied, and if not satisfied or waived, the Exchange Offer may not occur or may be delayed.

If the Exchange Offer is not completed or is delayed, we may be subject to the following material risks:

➢

the market price of our Common Stock may decline to the extent that the current market price of our Common Stock is positively affected by market assumption that the Exchange Offer has been or will be completed;

➢

the market price of our shares of Preferred Stock and Trust Preferred Securities may decline to the extent that the current market price of our shares of Preferred Stock and Trust Preferred Securities is positively affected by market assumption that the Exchange Offer has been or will be completed;

➢	we may not be able to increase our Tier 1 common equity and thus fail to increase a key measure of financial strength as viewed by our Federal banking regulators and the market; and

➢	we may be required to attempt to raise capital privately or issue mandatory convertible stock and related warrants to the U.S. Treasury under its CAP.

We may not accept all Trust Preferred Securities tendered in the Exchange Offer.

We will issue no more than 390,000,000 shares of our Common Stock in the Exchange Offer. Depending on the number of Trust Preferred Securities tendered in the Exchange Offer and the final exchange ratio, we may have to prorate and limit the number of Trust Preferred Securities with Acceptance Priority Level 2 that we accept in this Exchange Offer to remain within this limit. See “The Exchange Offer—Terms of the Trust Preferred Securities Exchange Offer—Acceptance Priority Levels; Prorationing.”

Risk factors

RISKS RELATED TO NOT PARTICIPATING IN THE EXCHANGE OFFER

If the Exchange Offer is successful, there may no longer be a trading market for the shares of Preferred Stock or Trust Preferred Securities and the price for shares of Preferred Stock or Trust Preferred Securities may be depressed.

The Preferred Stock Exchange Offer is for any and all shares of Preferred Stock. Any shares of Preferred Stock not exchanged in the Preferred Stock Exchange Offer will remain outstanding after the completion of the Exchange Offer. As previously announced, we will suspend dividends on the Preferred Stock after the dividend payment on June 30, 2009, and even if we wished to resume dividends on the Preferred Stock, we may be prevented from doing so by regulatory policy. We intend to delist any remaining shares of Preferred Stock from trading on the Nasdaq Stock Market and, to the extent permitted by law, we intend to deregister any such remaining securities. The reduction in the number of shares available for trading and the suspension of dividends on the Preferred Stock may have a significant and adverse effect on the liquidity of any trading market for, and the price of, shares of Preferred Stock not exchanged in the Preferred Stock Exchange Offer and may result in the shares of Preferred Stock being illiquid for an indefinite period of time. In addition, regardless of whether the Preferred Stock Consent is obtained, the Series C Preferred Stock held by the U.S. Treasury will have a senior right to dividends or distributions, either as Senior Preferred Stock or trust preferred securities. Therefore, we plan to continue to pay dividends or make distributions to the U.S. Treasury notwithstanding the dividend suspension on the Series A and Series B Preferred Stock.

Trust Preferred Securities not exchanged in the Trust Preferred Securities Exchange Offer will remain outstanding after consummation of the Trust Preferred Securities Exchange Offer. As previously announced, we currently expect to continue making distributions on our Trust Preferred Securities in accordance with their current terms. However, we could discontinue those distributions as a matter of our own decision or regulatory policy. If the Exchange Offer is not successful or if we otherwise have the need to increase our Tier 1 common equity, a suspension of distributions on the Trust Preferred Securities is one of the possible actions that we might take in response. As described above, we currently intend to deliver any Trust Preferred Securities accepted for exchange in the Trust Preferred Securities Exchange Offer to the applicable trustee for cancellation. As a result, the number of Trust Preferred Securities of any series available for trading may be substantially reduced, and this may have a significant and adverse effect on the liquidity of any trading market for, and the price of, the Trust Preferred Securities of that series not exchanged in the Trust Preferred Securities Exchange Offer and may result in the Trust Preferred Securities of that series being less liquid for an indefinite period of time.

Litigation

Between May 14, 2009 and June 17, 2009, two putative class actions and one derivative claim were filed in the United States District Court for the District of Puerto Rico, against Popular, Inc. and certain of its directors and officers. The first class action (Hoff v. Popular, Inc., et al.) purports to be on behalf of purchasers of our securities between January 23, 2008 and January 22, 2009 and alleges that the defendants violated Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and Section 20(a) of the Exchange Act by issuing a series of allegedly false and/or misleading statements and/or omitting to disclose material facts necessary to make statements made by us not false and misleading. The class action complaint seeks class certification, an award of compensatory damages and reasonable costs and expenses, including counsel fees. The second class action (Walsh v. Popular, Inc. et al.) purports to be on behalf of employees participating in the Popular, Inc. U.S.A. 401(k) Savings and Investment Plan and the Popular, Inc. Puerto Rico Savings and Investment Plan between January 23, 2008 and the date of the complaint to recover losses pursuant to Sections 409 and 502(a)(2) of the

Risk factors

Employee Retirement Income Security Act against certain directors, officers and members of plan committees, each of whom is alleged to be a plan fiduciary. The complaint alleges that the defendants breached their alleged fiduciary obligations by, among other things, failing to eliminate Popular stock as an investment alternative in the plans. The complaint also seeks equitable relief, including injunctive relief and a constructive trust, along with costs and attorneys fees. The derivative claim (Garcia v. Carrion, et al.) is brought purportedly for the benefit of nominal defendant Popular, Inc. against certain executive officers and directors and alleges breaches of fiduciary duty, waste of assets and abuse of control in connection with our issuance of allegedly false and misleading financial statements and financial reports and the offering of the Series B Preferred Stock. The derivative complaint seeks a judgment that the action is a proper derivative action, an award of damages and restitution and costs and disbursements, including reasonable attorneys’ fees, costs and expenses. At this early stage, it is not possible for management to assess the probability of an adverse outcome, or reasonably estimate the amount of any potential loss. It is possible that the ultimate resolution of these matters, if unfavorable, may be material to our results of operations.

Selected financial data

The following data summarizes Popular, Inc.’s consolidated financial information as of and for the years ended December 31, 2004 through 2008 and as of and for the quarters ended March 31, 2008 and 2009. You should read the following financial data in conjunction with the information set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes included in Popular, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which are incorporated by reference in this prospectus and from which this information is derived. For more information, see the section entitled “Where You Can Find More Information.”

	Three Months ended March 31,		Year ended December 31,
	2009	2008	2008	2007	2006	2005	2004
	(in thousands, except share data)
Summary of Operations
Interest income	$489,192	$611,842	$2,274,123	$2,552,235	$2,455,239	$2,081,940	$1,662,101
Interest expense	216,706	276,083	994,919	1,246,577	1,200,508	859,075	543,267

Net interest income	272,486	335,759	1,279,204	1,305,658	1,254,731	1,222,865	1,118,834
Provision for loan losses	372,529	161,236	991,384	341,219	187,556	121,985	133,366

Net interest income after provision for loan losses	(100,043)	174,523	287,820	964,439	1,067,175	1,100,880	985,468
Non-interest income	334,731	264,751	829,974	873,695	770,509	732,612	585,137
Operating expenses	304,197	323,295	1,336,728	1,545,462	1,278,231	1,164,168	1,028,552
Income tax (benefit) expense	(26,933)	16,740	461,534	90,164	139,694	142,710	110,343
Cumulative effect of accounting change, net of tax	—	—	—	—	—	3,607	—

(Loss) income from continuing operations	(42,576)	99,239	(680,468)	202,508	419,759	530,221	431,710
(Loss) income from discontinued operations, net of tax	(9,946)	4,051	(563,435)	(267,001)	(62,083)	10,481	58,198

Net (loss) income	$(52,522)	$103,290	$(1,243,903)	$(64,493)	$357,676	$540,702	$489,908

Net (loss) income applicable to common stock	$(77,200)	$100,312	$(1,279,200)	$(76,406)	$345,763	$528,789	$477,995

Selected Financial Data at Period-End
Total assets	$37,709,428	$38,882,769	$38,882,769	$44,411,437	$47,403,987	$48,623,668	$44,401,576
Total loans	25,546,192	27,931,226	26,268,931	29,911,002	32,736,939	31,710,207	28,742,261
Deposits	27,149,767	26,966,714	27,550,205	28,334,478	24,438,331	22,638,005	20,593,160
Stockholders’ equity	3,131,914	3,471,720	3,268,364	3,581,882	3,620,306	3,449,247	3,104,621
Performance Ratios
Return on average assets	(0.55)%	0.97%	(3.04)%	(0.14)%	0.74%	1.17%	1.23%
Return on average common equity	(19.13)%	12.83%	(44.47)%	(2.08)%	9.73%	17.12%	17.60%
Net interest margin (taxable equivalent basis)	3.35%	3.93%	3.81%	3.83%	3.72%	3.86%	4.09%
Capital Ratios
Tier 1 risk-based capital	11.16%	9.55%	10.81%	10.12%	10.61%	11.17%	11.82%
Total risk-based capital	12.44%	10.82%	12.08%	11.38%	11.86%	12.44%	13.21%
Tier 1 leverage ratio	8.54%	7.43%	8.46%	7.33%	8.05%	7.47%	7.78%
Credit Quality Data
Non-performing loans to loans held-in-portfolio	5.56%	2.94%	4.67%	2.75%	2.24%	1.77%	1.98%
Net charge offs to average loans held-in-portfolio	3.12%	1.42%	2.29%	1.01%	0.65%	0.54%	0.76%
Allowance for loan losses to non-performing assets	70.49%	66.90%	68.30%	64.41%	65.08%	73.69%	71.22%
Allowance for loan losses to year end loans held-in-portfolio	4.19%	2.18%	3.43%	1.96%	1.63%	1.49%	1.56%

Selected financial data

	Three Months Ended March 31,			Year Ended December 31,
	2009(1)		2008(1)	2008(1)		2007(1)	2006(1)	2005(1)	2004(1)
Book value per share	$5.84		$11.71	$6.33		$12.12	$12.32	$11.82	$10.95
Ratio of earnings to fixed charges
Including Interest on Deposits	(A	)	1.4	(A	)	1.2	1.5	1.8	1.9
Excluding Interest on Deposits	(A	)	2.2	(A	)	1.5	1.9	2.5	3.3
Ratio of earnings to fixed charges & Preferred Stock Dividends
Including Interest on Deposits	(A	)	1.4	(A	)	1.2	1.4	1.7	1.9
Excluding Interest on Deposits	(A	)	2.1	(A	)	1.5	1.8	2.4	3.1

(1)	On November 3, 2008, we sold residual interests and servicing related assets of Popular Financial Holding (“PFH”) and Popular, FS to Goldman Sachs Mortgage Company, Goldman, Sachs & Co. and Litton Loan Servicing, LP. In addition, on September 18, 2008, we announced the consummation of the sale of manufactured housing loans of PFH to 21st Mortgage Corp. and Vanderbilt Mortgage and Finance, Inc. The above transactions and past sales and restructuring plans executed at PFH in the past two years have resulted in the discontinuance of our PFH operations and PFH's results are reflected as such in our Consolidated Statement of Operations. The computation of earnings to fixed charges and preferred stock dividends excludes discontinued operations. Prior periods have been retrospectively adjusted on a comparable basis.
(A)	During 2008 and the first quarter of 2009, earnings were not sufficient to cover fixed charges or preferred dividends and the ratios were less than 1:1. We would have had to generate additional earnings of approximately $235 million and $100 million to achieve ratios of 1:1 in 2008 and the first quarter of 2009, respectively.

Pro forma data for the summarized financial information

	High Participation Scenario		Low Participation Scenario		High Participation Scenario		Low Participation Scenario
	FY ‘08		FY ‘08		Q1 ‘09		Q1 ‘09
Loss per common share from continuing operations (basic and diluted)	$(0.96)		$(1.05)		$(0.07)		$(0.08)
Net loss per common share (basic and diluted)	(1.80)		(1.96)		(0.08)		(0.09)
Ratio of earnings to fixed charges
Including Interest on Deposits	(A	)	(A	)	(A	)	(A	)
Excluding Interest on Deposits	(A	)	(A	)	(A	)	(A	)
Ratio of earnings to fixed charges & Preferred Stock Dividends
Including Interest on Deposits	(A	)	(A	)	(A	)	(A	)
Excluding Interest on Deposits	(A	)	(A	)	(A	)	(A	)
Book value per share	$4.34		$4.43		$4.13		$4.21

(1)	As mentioned above, on November 3, 2008, we sold residual interests and servicing related assets of PFH and Popular, FS to Goldman Sachs Mortgage Company, Goldman, Sachs & Co. and Litton Loan Servicing, LP. In addition, on September 18, 2008, we announced the consummation of the sale of manufactured housing loans of PFH to 21st Mortgage Corp. and Vanderbilt Mortgage and Finance, Inc. The above transactions and past sales and restructuring plans executed at PFH in the past two years have resulted in the discontinuance of our PFH operations and PFH’s results are

Selected financial data

reflected as such in our Consolidated Statement of Operations. The computation of earnings to fixed charges and preferred stock dividends excludes discontinued operations. Prior periods have been retrospectively adjusted on a comparable basis.

(A)	During 2008 and the first quarter of 2009, earnings were not sufficient to cover fixed charges or preferred dividends and the ratios were less than 1:1. We would have had to generate additional earnings of approximately $200 million and $90 million to achieve ratios of 1:1 in 2008 and the first quarter of 2009, respectively, for both participation scenarios.

Unaudited pro forma financial information

The following selected unaudited pro forma financial information has been presented to give effect to and show the pro forma impact of the Exchange Offer on Popular’s balance sheet as of March 31, 2009, and also describes the impact of the Exchange Offer on Popular’s results of operations for the fiscal year ended December 31, 2008 and for the quarter ended March 31, 2009.

The unaudited pro forma financial information is presented for illustrative purposes only and does not necessarily indicate the financial position or results that would have been realized had the Exchange Offer been completed as of the dates indicated or that will be realized in the future when and if the Exchange Offer is consummated. The selected unaudited pro forma financial information has been derived from, and should be read in conjunction with, the summary historical consolidated financial information included elsewhere in this prospectus and Popular’s historical consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2008 and our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 filed with the SEC, which are incorporated by reference into this prospectus.

UNAUDITED PRO FORMA BALANCE SHEETS

The unaudited pro forma consolidated balance sheets of Popular as of March 31, 2009 have been presented as if the Exchange Offer had been completed on March 31, 2009. We have shown the pro forma impact of a “High Participation Scenario” and a “Low Participation Scenario” prepared using the assumptions set forth below. In both scenarios, (1) holders of both series of Preferred Stock have approved the Preferred Stock Consent and the Series C Preferred Stock has been exchanged for a new series of Senior Preferred Stock with an equal aggregate liquidation preference and (2) all Trust Preferred Securities accepted in exchange for shares of our Common Stock are exchanged for underlying debentures, which we will then submit for cancellation by the indenture trustee under the applicable indenture.

The “High Participation Scenario” assumes (i) the exchange of 90% of the outstanding shares of Preferred Stock ($528.2 million aggregate liquidation preference) for shares of our Common Stock, (ii) the exchange of 90% of the Trust Preferred Securities of BanPonce Trust I and Popular North America Trust I ($354.6 million aggregate liquidation amount) for shares of our Common Stock, (iii) the exchange of 90% (subject to a share cap of 390,000,000) of the Trust Preferred Securities of Popular Capital Trust I and II ($268.8 million aggregate liquidation amount) for shares of our Common Stock, and (iv) in each case assuming a Relevant Price of $2.50 per share.

The “Low Participation Scenario” assumes (i) the exchange of 70% of the outstanding shares of Preferred Stock ($410.8 million aggregate liquidation preference) for shares of our Common Stock, (ii) the exchange of 70% of the Trust Preferred Securities of BanPonce Trust I and Popular North America Trust I ($275.8 million aggregate liquidation amount) for shares of our Common Stock, (iii) the exchange of 70% of the Trust Preferred Securities of Popular Capital Trust I and II ($301.0 million aggregate liquidation amount) for shares of our Common Stock, and (iv) in each case assuming a Relevant Price of $2.50 per share.

If the Relevant Price is greater than the $2.50 per share amount assumed in the preceding paragraph, there will be a decrease in the number of shares of Common Stock being issued and an increase in surplus, and increase in earnings per share relative to the pro forma financial statement information.

Unaudited pro forma financial information

There can be no assurances that the foregoing assumptions will be realized in the future including as to the amounts and percentages of Trust Preferred Securities that will be tendered in the Exchange Offer.

High Participation Scenario

	Adjustments
	Actual March 31, 2009	Change in Par Value of Common Stock		Exchange of Preferred Stock	Exchange of Trust Preferred Securities	Pro Forma March 31, 2009
	(In thousands)
Assets
Cash and due from banks	$703,483			$(8,134)[10]	$(10,634)[10]	$684,715
Money market investments	1,425,471					1,425,471
Trading account securities, at fair value	696,647					696,647
Investment securities	7,505,145					7,505,145
Loans, net	24,489,067					24,489,067
Other assets	2,232,308				$(1,428)[11]	2,230,880
Goodwill and other intangibles (other than mortgage servicing rights)	657,307					657,307

Total assets	$37,709,428			$(8,134)	$(12,062)	$37,689,232

Liabilities
Total deposits	$27,149,767					$27,149,767
Federal funds purchased and assets sold under agreements to repurchase	2,881,997					2,881,997
Other short-term borrowings	29,453					29,453
Notes payable	3,399,063				$(623,370)[5]	2,775,693
Other liabilities	1,117,234					1,117,234

Total liabilities	34,577,514				(623,370)	33,954,144

Stockholders’ equity
Preferred stock	1,485,287			$(528,188)[1]		957,099
Common stock	1,692,209	$(1,689,389)[9]		1,691 [2]	2,210 [6]	6,721
Surplus	496,455	1,689,389	[9]	412,726 [3,10]	539,606 [7,10]	3,138,176
Accumulated deficit	(451,355)			105,637 [4]	69,492 [8]	(276,226)
Accumulated other comprehensive loss	(90,682)					(90,682)

Total stockholders’ equity	3,131,914			(8,134)	611,308	3,735,088

Total liabilities and stockholders’ equity	$37,709,428			$(8,134)	$(12,062)	$37,689,232

1.	Assumes Exchange Offer participation at 90% with a ratio of Exchange Value to liquidation preference or liquidation amount, as applicable, equal to 80%.
2.	Represents the issuance of common stock at par value of $0.01.
3.	Represents the surplus (additional paid in capital) with respect to newly issued common stock, net of exchange costs.
4.	Represents the excess of the preferred stock carrying value over the value of the common stock to be issued on the Exchange Offer considering the assumptions described in note (1) above.
5.	Assumes Exchange Offer participation at 90% with a ratio of Exchange Value to liquidation preference or liquidation amount, as applicable, equal to 80% for BanPonce Trust I and Popular North America Trust I and an Exchange Offer participation of 90% (subject to a share cap of 390,000,000) with a ratio of Exchange Value to liquidation preference or liquidation amount, as applicable, equal to 100% for Popular Capital Trust I and II.
6.	Represents the issuance of common stock at par value of $0.01.
7.	Represents surplus (additional paid in capital) with respect to newly issued common stock, net of exchange costs.
8.	Represents the gain resulting from the exchange considering the assumptions in note (5) above.
9.	Represents the change in par value from $6 per share to $0.01 per share as amended in the Corporation’s Certificate of Incorporation in May 2009.
10.	Represents the cost associated with this Exchange Offer calculated on a pro-rata basis according to the number of shares exchanged. The amount was reduced from surplus.
11.	Represents the write-off of the outstanding unamortized debt issue cost on the trust preferred securities exchanged.

Unaudited pro forma financial information

Low Participation Scenario

	Adjustments
	Actual March 31, 2009	Change in Par Value of Common Stock		Exchange of Preferred Stock	Exchange of Trust Preferred Securities	Pro Forma March 31, 2009
	(In thousands)
Assets
Cash and due from banks	$703,483			$(5,349)[10]	$(8,491)[10]	$689,643
Money market investments	1,425,471					1,425,471
Trading account securities, at fair value	696,647					696,647
Investment securities	7,505,145					7,505,145
Loans, net	24,489,067					24,489,067
Other assets	2,232,308				$(867)[11]	2,231,441
Goodwill and other intangibles (other than mortgage servicing rights)	657,307					657,307

Total assets	$37,709,428			$(5,349)	$(9,358)	$37,694,721

Liabilities
Total deposits	$27,149,767					$27,149,767
Federal funds purchased and assets sold under agreements to repurchase	2,881,997					2,881,997
Other short-term borrowings	29,453					29,453
Notes payable	3,399,063				$(576,800)[5]	2,822,263
Other liabilities	1,117,234					1,117,234

Total liabilities	34,577,514				(576,800)	34,000,714

Stockholders’ equity
Preferred stock	1,485,287			$(410,813)[1]		1,074,474
Common stock	1,692,209	$(1,689,389)[9]		1,315 [2]	2,087	6,222
Surplus	496,455	1,689,389	[9]	321,985 [10]	511,062 [7,10]	3,018,891
Accumulated deficit	(451,355)			82,164 [4]	54,293 [8]	(314,898)
Accumulated other comprehensive loss	(90,682)					(90,682)

Total stockholders’ equity	3,131,914			(5,349)	567,442	3,694,007

Total liabilities and stockholders’ equity	$37,709,428			$(5,349)	$(9,358)	$37,694,721

1.	Assumes Exchange Offer participation at 70% with a ratio of Exchange Value to liquidation amount or liquidation preference, as applicable, equal to 80%.
2.	Represents the issuance of common stock at par value of $0.01.
3.	Represents the surplus (additional paid in capital) with respect to newly issued common stock, net of exchange costs.
4.	Represents the excess of the preferred stock carrying value over the value of the common stock to be issued in the Exchange Offer considering the assumptions described in note (1) above.
5.	Assumes Exchange Offer participation at 70% with a ratio of Exchange Value to liquidation amount or liquidation preference, as applicable, equal to 80% for BanPonce Trust I and Popular North America Trust I and an Exchange Offer participation of 70% with an exchange price of 100% for Popular Capital Trust I and II.
6.	Represents the issuance of common stock at par value of $0.01.
7.	Represents surplus (additional paid in capital) with respect to newly issued common stock, net of exchange costs.
8.	Represents the gain resulting from the exchange considering the assumptions in note (5) above.
9.	Represents the change in par value from $6 per share to $0.01 per share as amended in the Corporation’s Certificate of Incorporation in May 2009. The difference in par value per share times the shares outstanding was transferred to surplus.
10.	Represents the cost associated with this Exchange Offer calculated on a pro-rata basis according to the number of shares exchanged. The amount was reduced from surplus.
11.	Represents the write-off of the outstanding unamortized debt issue cost on the trust preferred securities exchanged.

Unaudited pro forma financial information

PRO FORMA IMPLICATIONS

The following presents the pro forma impact of the Exchange Offer on certain statement of operations items and losses per common share for the fiscal year ended December 31, 2008 and the quarter ended March 31, 2009 as if the Exchange Offer had been completed on January 1, 2008. We have calculated the pro forma information below by (1) eliminating all the actual dividends paid to holders of shares Series A and Series B Preferred Stock (but not the Series C Preferred Stock) in 2008 and in the first quarter of 2009, and (2) assuming that the new shares of our Common Stock issuable in the Exchange Offer were issued on January 1, 2008. The retained earnings impact of the Exchange Offer has not been included in the analysis because it is not recurring.

	Pro Forma Implications Consolidated Statements of Operations (unaudited)
	High Participation Scenario	Low Participation Scenario	High Participation Scenario	Low Participation Scenario
	FY ‘08	FY ‘08	Q1 ‘09	Q1 ‘09
	(in thousands, except shares and per share amounts)
Interest income	$2,274,123	$2,274,123	$489,192	$489,192
Interest expense	994,919	994,919	216,706	216,706

Net interest income	1,279,204	1,279,204	272,486	272,486
Provision for loan losses	991,384	991,384	372,529	372,529

Net interest income after provision for loan losses	287,820	287,820	(100,043)	(100,043)
Non-interest income	829,974	829,974	334,731	334,731
Operating expenses	1,336,728	1,336,728	304,197	304,197
Income tax expense (benefit)	461,534	461,534	(26,933)	(26,933)

Loss from continuing operations, as reported	$(680,468)	$(680,468)	$(42,576)	$(42,576)

Preferred stock dividends, as reported	$(35,297)	$(35,297)	$(24,678)	$(24,678)

Loss from continuing operations applicable to common stock	$(715,765)	$(715,765)	$(67,254)	$(67,254)

Losses per common share from continuing operations (basic and diluted)	$(2.55)	$(2.55)	$(0.24)	$(0.24)

Loss from continuing operations, as reported	$(680,468)	$(680,468)	$(42,576)	$(42,576)
Pro forma Adjustments
Interest expense saved on retired Trust Preferred Securities, net of tax effect(1)	$37,180	$32,826	$9,061	$7,951

Pro forma loss from continuing operations	$(643,288)	$(647,642)	$(33,515)	$(34,625)

Preferred stock dividends—Series C	$(3,589)	$(3,589)	$(13,449)	$(13,449)

Pro forma loss from continuing operations available to common stock	$(646,877)	$(651,231)	$(46,964)	$(48,074)

Common shares used to calculate actual loss per common share	281,079	281,079	281,834	281,834
Common shares newly issued	390,000	340,116	390,000	340,116

Pro forma number of common shares	671,079	621,195	671,834	621,950

Pro forma losses per common share from continuing operations (basic and diluted)	$(0.96)	$(1.05)	$(0.07)	$(0.08)

(1)	The amount represents the interest paid on Trust Preferred Securities exchanged assuming the participation scenarios for the periods presented less the amortization of their corresponding issuance costs, net of tax effect, if applicable.

Use of proceeds

We will not receive any cash proceeds from the Exchange Offer.

Capitalization

The following table sets forth the carrying amount of our capitalization, as of March 31, 2009, on an actual basis and on a pro forma basis to reflect: (i) completion of the Exchange Offer under the Low Participation Scenario (as defined under “Unaudited Pro Forma Financial Information” above) and (ii) completion of the Exchange Offer under the High Participation Scenario (as defined under “Unaudited Pro Forma Financial Information” above). This table should be read in conjunction with the information set forth under “Selected Financial Data” and “Unaudited Pro Forma Financial Information” and our consolidated financial statements set forth in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which are incorporated by reference into this prospectus.

	As of March 31, 2009
	Actual	Pro Forma for Exchange Offer (Low)	Pro Forma for Exchange Offer (High)
	in thousands
Total deposits	$27,150	$27,150	$27,150
Notes payable(1)	2,575	2,575	2,575
Mandatorily redeemable Trust Preferred Securities	824	247	201
Preferred stock	1,485	1,074	957
Common stockholders’ equity	1,647	2,620	2,778
Total stockholders’ equity	3,132	3,694	3,735

(1)	Excludes mandatorily redeemable Trust Preferred Securities

Regulatory capital ratios

The following table sets forth Popular’s regulatory capital ratios, as of March 31, 2009, on an “as reported” basis, as well as on a pro forma basis after giving effect to the Exchange Offer. The pro forma ratios presented reflect: (i) completion of the Exchange Offer under the Low Participation Scenario (as defined under “Unaudited Pro Forma Financial Information” above) and (ii) completion of the Exchange Offer under the High Participation Scenario (as defined under “Unaudited Pro Forma Financial Information” above). This table should be read in conjunction with the information set forth under “Selected Financial Data” and “Unaudited Pro Forma Financial Information” and our consolidated unaudited financial statements set forth in our Form 10-Q for the quarter ended March 31, 2009, which are incorporated by reference into this prospectus.

	As of March 31, 2009
	As Reported	Pro Forma for Exchange Offer (Low)	Pro Forma for Exchange Offer (High)
	%	%	%
Tier 1 Common	3.13	6.52	7.07
Tier 1 Capital	11.16	11.16	11.16
Total Capital	12.44	12.44	12.44
Leverage	8.54	8.54	8.54

Regulatory capital ratios

POPULAR, INC. NON-GAAP RECONCILIATION OF TIER 1 COMMON EQUITY TO COMMON STOCKHOLDERS’ EQUITY

The table below presents a reconciliation of Tier 1 common equity (also referred to as Tier 1 common) to common stockholders’ equity. Ratios calculated based upon Tier 1 common equity have become a focus of regulators and investors, and management believes ratios based on Tier 1 common equity assist investors in analyzing our capital position. In connection with the Supervisory Capital Assessment Program (“SCAP”), the Federal Reserve began supplementing its assessment of the capital adequacy of a bank holding company based on a variation of Tier 1 capital, known as Tier 1 common equity. Because Tier 1 common equity is not formally defined by GAAP or, unlike Tier 1 capital, codified in the federal banking regulations, this measure is considered to be a non-GAAP financial measure.

Non-GAAP financial measures have inherent limitations, are not required to be uniformly applied and are not audited. To mitigate these limitations, we have procedures in place to calculate these measures using the appropriate GAAP or regulatory components. Although these non-GAAP financial measures are frequently used by stakeholders in the evaluation of a company, they have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP.

The following table provides a reconciliation of common stockholders’ equity (GAAP) to Tier 1 common equity (non-GAAP):

March 31, 2009
(in thousands)
Common stockholders’ equity	$1,646,627
Less: unrealized gains on available for sale securities, net of tax(1)	(76,966)
Less: disallowed deferred tax assets(2)	(154,590)
Less: intangible assets
Goodwill	(606,440)
Other disallowed intangibles	(29,768)
Less: aggregate adjusted carrying value of all non-financial equity investments	(2,343)
Add: pension liability adjustment, net of tax and accumulated net losses on cash flow hedges(3)	124,962

Total Tier 1 common equity	$901,482

(1)	Tier 1 capital excludes net unrealized gains (losses) on available-for-sale debt securities and net unrealized gains on available-for-sale equity securities with readily determinable fair values, in accordance with regulatory risk-based capital guidelines. In arriving at Tier 1 capital institutions are required to deduct net unrealized losses on available-for-sale equity securities with readily determinable fair values, net of tax.
(2)	Approximately $181 million of our $363 million of net deferred tax assets at March 31, 2009 were included without limitation in regulatory capital pursuant to the risk-based capital guidelines, while approximately $155 million of such assets exceeded the limitation imposed by these guidelines and, as “disallowed deferred tax assets,” were deducted in arriving at Tier 1 capital. Our other approximately $27 million of net deferred tax assets at March 31, 2009 primarily represented the deferred tax effects of unrealized gains and losses on available-for-sale debt securities, which are permitted to be excluded prior to deriving the amount of net deferred tax assets subject to limitation under the guidelines.
(3)	The Federal Reserve Bank has granted interim capital relief for the impact of adopting SFAS 158.

The Exchange Offer

PURPOSE AND BACKGROUND OF THE TRANSACTIONS

Purpose of the Exchange Offer

As part of the U.S. Government’s Financial Stability Plan, on February 25, 2009, the U.S. Treasury announced preliminary details of its Capital Assistance Program, or the CAP. To implement the CAP, the Federal Reserve, the Federal Reserve Banks, the FDIC and the Office of the Comptroller of the Currency commenced a review, referred to as the Supervisory Capital Assessment Program, or the SCAP, of the capital of the 19 largest U.S. banking institutions. Popular was not included in the group of 19 banking institutions reviewed under the SCAP. On May 7, 2009, Federal banking regulators announced the results of the SCAP and determined that 10 of the 19 banking institutions were required to raise additional capital and to submit a capital plan to their Federal banking regulators by June 8, 2009 for their review.

Even though we were not one of the banking institutions included in the SCAP, we have closely assessed the announced SCAP results, particularly noting that (1) the SCAP credit loss assumptions applied to regional banking institutions included in the SCAP are based on a more adverse economic and credit scenario and (2) Federal banking regulators are focused on the composition of regulatory capital. Specifically the regulators have indicated that voting common equity should be the dominant element of Tier 1 capital and have established a 4% Tier 1 common/risk-weighted assets ratio as a threshold for determining capital needs. Although the SCAP results are not applicable to us, they do express general regulatory expectations.

While Popular is well capitalized based on a ratio of Tier 1 Capital to risk weighted assets of 11.16% as of March 31, 2009, we believe that an improvement in the composition of our regulatory capital, including Tier 1 common equity, will better position us in the event of a more adverse economic and credit scenario. Our Tier 1 common/risk-weighted assets ratio was 3.13% as of March 31, 2009. See “Regulatory capital ratios—Popular, Inc. Non-GAAP reconciliation of Tier 1 common equity to common stockholders’ equity” for a reconciliation of Tier 1 common to common stockholders’ equity and a discussion of our use of non-GAAP financial measures in this document.

As a result, we are conducting the Exchange Offer in order to increase our common equity capital to accommodate the more adverse economic and credit scenarios assumed under the SCAP as applied to regional banking institutions and have structured the Exchange Offer to increase our Tier 1 common equity by up to approximately $1.1 billion, based on the High Participation Scenario (as defined under “Unaudited Pro Forma Financial Information” above). Our future interest expense associated with our Trust Preferred Securities will also be reduced.

In addition, we may act opportunistically to raise further Tier 1 common equity or increase our Tier 1 common ratio through sales of non-core assets and businesses and, if necessary, the issuance of common equity and other Tier 1 common qualifying instruments for cash.

The resulting capital issuances of the Exchange Offer and any additional transactions will likely be highly dilutive to our common stockholders and may affect the market price of our Common Stock. In addition, our Federal banking regulators are re-emphasizing the importance of a number of risk, capital and liquidity management issues and are requiring us to maintain enhanced internal management processes geared towards achieving and maintaining capital levels that are commensurate with our business activities and risks of all types.

The Exchange Offer

Preferred Stock Consent

Together with this prospectus, we have delivered to holders of shares of Series A Preferred Stock and Series B Preferred Stock a Consent Solicitation Statement under which we are seeking the Preferred Stock Consent from the holders of shares of Series A Preferred Stock and Series B Preferred Stock under the Certificate of Designation of each such series of Preferred Stock, acting as a separate class, to the Series C Preferred Exchange by either:

➢	issuing to the U.S. Treasury, as the holder of our shares of Series C Preferred Stock, in exchange for shares of the Series C Preferred Stock, shares of Senior Preferred Stock; or

➢	by redesignating the Series C Preferred Stock as Senior Preferred Stock; or

➢

entering into another form of transaction with the U.S. Treasury, as the holder of our Series C Preferred Stock, in which its shares of Series C Preferred Stock are cancelled and shares of Senior Preferred Stock are issued.

Pursuant to the Consent Solicitation Statement, we are soliciting Consents from holders of shares of Preferred Stock as of the close of business on June 26, 2009, which is the Preferred Stock Record Date.

In order to approve the Series C Preferred Exchange, we are required to receive the consent of 66 2/3% of the shares of Series A Preferred Stock and 66 2/3% of the shares of Series B Preferred Stock, each acting as a separate class. If such Consents are not obtained, we have agreed with the U.S. Treasury, as the holder of the Series C Preferred Stock, in consideration of their consent to the Exchange Offer without requiring any adjustment to the terms of the warrant that was issued to the U.S. Treasury at the time that the Series C Preferred Stock was issued, to exchange its Series C Preferred Stock for newly issued trust preferred securities.

In order to validly tender your shares of Preferred Stock in the Exchange Offer, you must: (1) if you were a record holder of your shares of Preferred Stock as of the Preferred Stock Record Date, give a written consent in the manner specified in the accompanying letter of transmittal with respect to such shares of Preferred Stock, in favor of the Preferred Stock Consent, or (2) if you were a beneficial owner of shares of Preferred Stock as of the Preferred Stock Record Date, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to give to a voting instruction in the manner specified in the accompanying letter of transmittal with respect to such shares of Preferred Stock, in favor of the Preferred Stock Consent (each of the Consents and instructions referred to in (1) and (2) above, a “Tendering Consent”).

If you were not a record or beneficial holder of your shares of Preferred Stock as of the Preferred Stock Record Date, you will not be required to grant a Tendering Consent with respect to such shares in order to tender your shares in the Exchange Offer, but you will be required to certify that you were not a holder of shares of Preferred Stock as of the Preferred Stock Record Date and are not entitled to consent with respect to such shares of Preferred Stock (a “Tender Certification”).

If you do not wish to tender your shares of Preferred Stock in the Exchange Offer, but you wish to take action with respect to the Preferred Stock Consent, you must: (1) if you were a record holder of your shares of Preferred Stock as of the Preferred Stock Record Date, using the detachable form provided in the accompanying letter of transmittal, consent to, withhold consent on, or abstain on the applicable Preferred Stock Consent and you must deposit corresponding shares of Preferred Stock with the applicable Exchange Agent until the settlement date, or until after we terminate the Exchange Offer or you validly withdraw all your shares of Preferred Stock deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares, or (2) if you were a beneficial owner of shares

The Exchange Offer

of Preferred Stock as of the Preferred Stock Record Date, contact your bank, broker, custodian, commercial bank, trust company or other nominee promptly and instruct it to give a voting instruction on your behalf in the manner specified in the accompanying letter of transmittal with respect to such shares of Preferred Stock (the instructions referred to in (1) and (2) above, a “Non-Tendering Consent” and, together with each Tendering Consent, a “Consent”).

When acting on the Preferred Stock Consent, the Preferred Stock “votes” by number of shares, with holders being entitled to one “vote” per share of Preferred Stock.

For additional information on the Preferred Stock Consent, please refer to the Consent Solicitation Statement filed by Popular on June 29, 2009, describing the Preferred Stock Consent, which we are delivering to holders of shares of Preferred Stock together with this prospectus.

The Exchange Offer consists of the Preferred Stock Exchange Offer and Trust Preferred Securities Exchange Offer. The Exchange Offer is subject to terms and conditions that must be satisfied with respect to the Exchange Offer. See “—Conditions of the Exchange Offer” below.

TERMS OF THE PREFERRED STOCK EXCHANGE OFFER

Generally

We are offering to issue shares of our Common Stock in exchange for any and all issued and outstanding shares of Preferred Stock, validly tendered and not validly withdrawn, on or prior to the expiration date, upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal (including, if the Preferred Stock Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment). You may exchange any or all of your shares of Preferred Stock in the Preferred Stock Exchange Offer only in amounts equal to the liquidation preference per Preferred Stock (or integral multiples thereof). All shares of Preferred Stock accepted for exchange in the Exchange Offer will be retired by the board of directors and restored to the status of authorized but unissued shares of preferred stock without designation as to series.

Offer Consideration

For each share of Preferred Stock that we accept for exchange in accordance with the terms of the Exchange Offer, we will issue a number of shares of our Common Stock having the aggregate dollar value (based on the Relevant Price) equal to the Exchange Value set forth in the table below. We refer to the number of shares of our Common Stock we will issue for each share of Preferred Stock we accept in the Exchange Offer as the “exchange ratio” applicable to such share of Preferred Stock and we will round the exchange ratio down to four decimal places. As used in this prospectus:

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The “Relevant Price” will be equal to the greater of (1) the average Volume Weighted Average Price, or “VWAP,” of a share of our Common Stock during the five trading day period ending on the second business day immediately preceding the expiration date of the Exchange Offer, determined as described later in this prospectus and (2) the “Minimum Share Price” of $2.50 per share of our Common Stock;

➢	Average VWAP during a period means the arithmetic average of VWAP for each trading day during that period; and

The Exchange Offer

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VWAP for any day means the per share volume weighted average price of our Common Stock on the Nasdaq from 9:30 a.m. to 4:00 p.m., New York City time, on that day as displayed under the heading Bloomberg VWAP on Bloomberg Page BPOP US <equity> VAP (or its equivalent successor page if such page is not available) in respect of the period from the scheduled opening of trading on the relevant trading day until the scheduled close of trading on the relevant trading day (or if such volume weighted average price is unavailable, the market price of one share of our Common Stock on such trading day determined, using a volume weighted average method, by a nationally recognized investment banking firm retained by us for this purpose).

Due to the Minimum Share Price referred to above, there is a limitation on the maximum number of shares of our Common Stock that we may issue for the shares of Preferred Stock that we accept for exchange in accordance with the terms of the Exchange Offer. The maximum number of shares of our Common Stock per $25 liquidation preference of Preferred Stock that we may issue is 8 shares. In addition, depending upon fluctuations in the trading price of our Common Stock compared to the Relevant Price described above, the market value of the Common Stock we issue on the settlement date in exchange for each share of Preferred Stock we accept for exchange may be less than, equal to or greater than the applicable Exchange Value referred to below.

Set forth below is a table that shows, with respect to each series of shares of Preferred Stock, the aggregate liquidation preference outstanding, the liquidation preference per share of Preferred Stock and the applicable Exchange Value that we are offering in exchange for each share of Preferred Stock.

CUSIP	Title of Securities	Aggregate Liquidation Preference Outstanding	Liquidation Preference Per Share	Exchange Value
733174304	6.375% Non-cumulative Monthly Income Preferred Stock, 2003 Series A	$186,875,000	$25	$20
733174403	8.25% Non-cumulative Monthly Income Preferred Stock, Series B	$400,000,000	$25	$20

TERMS OF THE TRUST PREFERRED SECURITIES EXCHANGE OFFER

Generally

We are also offering to exchange newly issued shares of our Common Stock for any and all issued and outstanding Trust Preferred Securities, subject to prorationing based on the Acceptance Priority Levels set forth in the table below. For each Trust Preferred Security that we accept for exchange in accordance with the terms of the Exchange Offer, we will issue a number of shares of our Common Stock having the Exchange Value set forth in the table below. If the aggregate liquidation preference of all shares of Preferred Stock and the aggregate liquidation amount of all Trust Preferred Securities tendered in the Exchange Offer would result in the issuance, upon consummation of the Exchange Offer, of a number of shares of our Common Stock in excess of 390,000,000 shares, we will accept for tender only that number of Trust Preferred Securities of each series in accordance with the Acceptance Priority Levels set forth below that will ensure that not more than 390,000,000 shares of our Common Stock are issued in the Exchange Offer.

Even if all shares of Preferred Stock and all Trust Preferred Securities with Acceptance Priority Level 1 below are tendered for exchange, all Trust Preferred Securities with Acceptance Priority Level 1 would be accepted for exchange, without prorationing. However, we may have to reduce (on a prorated basis) the number of Trust Preferred Securities with Acceptance Priority Level 2 that we accept in this Exchange Offer to remain within this limit.

The Exchange Offer

The proration applicable to the Trust Preferred Securities with Acceptance Priority Level 2 cannot be calculated until the Exchange Offer has been completed. As a result, at the time you tender your Trust Preferred Securities of those two series, you will not know whether we will accept all of your tendered Trust Preferred Securities. For example, if all issued and outstanding shares of Preferred Stock are tendered for exchange in the Preferred Stock Exchange Offer and the Relevant Price is determined based on the Minimum Share Price of $2.50 per share, we will issue approximately 188 million shares of our Common Stock in the Preferred Stock Exchange Offer, leaving 202 million shares of our Common Stock available for issuance in the Trust Preferred Securities Exchange Offer. In that case, the remaining shares of our Common Stock will be enough such that any and all issued and outstanding 8.327% Trust Preferred Securities and 6.564% Trust Preferred Securities, comprising Acceptance Priority Level 1, would be accepted for exchange, without prorationing. However, assuming full participation of holders of Preferred Stock, the 8.327% Trust Preferred Securities and the 6.564% Trust Preferred Securities, the 6.70% Cumulative Monthly Income Trust Preferred Securities and 6.125% Cumulative Monthly Income Trust Preferred Securities, comprising Acceptance Priority Level 2, would be subject to prorationing on a pro rata basis.

If no shares of Preferred Stock are validly tendered in the Preferred Stock Exchange Offer, all validly tendered Trust Preferred Securities could be accepted for exchange pursuant to the Trust Preferred Securities Exchange Offer.

Upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letters of transmittal (including, if the Trust Preferred Securities Exchange Offer is extended or amended, the terms and conditions of any such extension or amendment), we will accept for exchange all Trust Preferred Securities with Acceptance Priority Level 1 that are validly tendered and not validly withdrawn on or prior to the expiration date, and subject to prorationing, as described below under “Acceptance Priority Levels; Prorationing”, all other Trust Preferred Securities with Acceptance Priority Level 2 that are validly tendered and not validly withdrawn on or prior to the expiration date.

Following the Exchange Offer, we plan to merge each Trust into a new Delaware statutory trust as permitted by the terms of each Trust’s governing documents. In connection with each merger, the Trust Preferred Securities of each series we acquire in the Exchange Offer will be exchanged for an equivalent aggregate principal amount of underlying debentures and all Trust Preferred Securities not acquired by us in the Exchange Offer will be converted into trust preferred securities of the applicable new trust with terms substantially identical to the terms of the Trust Preferred Securities of that series. No merger will adversely affect the rights of the holders of any series of Trust Preferred Securities.

Offer Consideration

For each Trust Preferred Security that we accept for exchange in accordance with the terms of the Exchange Offer, we will issue a number of shares of our Common Stock having the aggregate dollar value (based on the Relevant Price) equal to the Exchange Value set forth in the table below. We also refer to the number of shares of our Common Stock we will issue for each Trust Preferred Security we accept in the Exchange Offer as the “exchange ratio.”

As a result of the Minimum Share Price limitation, the maximum number of shares of our Common Stock that we may issue under the Exchange Offer per $25 liquidation amount of Trust Preferred Security is 10 shares and per $1,000 liquidation amount is 320 shares. Similar to the case of the Preferred Stock, depending upon fluctuations in the trading price of our Common Stock compared to the Relevant Price described above, the market value of the Common Stock we issue in exchange for each share of

The Exchange Offer

Trust Preferred Security we accept for exchange may be less than, equal to or greater than the relevant Exchange Value referred to below.

We will pay cash for any accrued and unpaid distributions on any Trust Preferred Securities (but not in respect of any accumulated and unpaid dividends on any shares of Preferred Stock) accepted in the Trust Preferred Securities Exchange Offer to but excluding the date of settlement of the Exchange Offer.

Set forth below is a table that shows, with respect to each series of Trust Preferred Securities, the aggregate liquidation amount outstanding, the liquidation amount per Trust Preferred Security and the Exchange Value that we are offering in exchange for each Trust Preferred Security.

Acceptance Priority Level	CUSIP	Title of Securities	Issuer	Aggregate Liquidation Amt. Outstanding	Liquidation Amt. Per Trust Preferred Security	Exchange Value
1	066915AA7	8.327% Trust Preferred Securities	BanPonce Trust I	$144,000,000	$1,000	$800
1	733186AA8	6.564% Trust Preferred Securities	Popular North America Capital Trust I	$250,000,000	$1,000	$800
2	73317W203	6.70% Cumulative Monthly Income Trust Preferred Securities	Popular Capital Trust I	$300,000,000	$25	$25
2	73317H206	6.125% Cumulative Monthly Income Trust Preferred Securities	Popular Capital Trust II	$130,000,000	$25	$25

Acceptance Priority Levels; Prorationing

The following table shows the percentage of tendered Trust Preferred Securities of each series with Acceptance Priority Level 2 that will be accepted at various assumed levels for average VWAP in two scenarios: (i) 70% of the shares of Preferred Stock and Trust Preferred Securities are tendered and (ii) 90% of the shares of Preferred Stock and Trust Preferred Securities are tendered:

Assumed Average VWAP	Relevant Price	Exchange Ratio per $25 Liquidation Amount	% Accepted if 70% Tender	% Accepted if 90% Tender
4.00	4.00	6.2500	100%	100%
3.75	3.75	6.6667	100%	100%
3.50	3.50	7.1429	100%	100%
3.25	3.25	7.6923	100%	100%
3.00	3.00	8.3333	100%	100%
2.75	2.75	9.0909	100%	95%
2.50	2.50	10.0000	100%	69%
2.25	2.50	10.0000	100%	69%
2.00	2.50	10.0000	100%	69%
1.75	2.50	10.0000	100%	69%
1.50	2.50	10.0000	100%	69%

Publication of Exchange Ratio Information

Throughout the Exchange Offer, the indicative average VWAP, the Minimum Share Price, the resultant indicative Relevant Price and the indicative exchange ratios will be available at http://www.popularinc.com/exchangeoffer and from our information agent, Global Bondholder Services Corporation, the “Information Agent,” at one of its numbers listed on the back cover page of this prospectus. We will announce the final exchange ratio for each series of Preferred Stock and Trust Preferred Securities prior to 9:00 a.m.,

The Exchange Offer

New York City time, on the business day immediately succeeding the second business day prior to the expiration date the Exchange Offer (which we currently expect to be July 24, 2009, unless the Exchange Offer is extended), and those final exchange ratios will also be available by that time at http://www.popularinc.com/exchangeoffer and from the Information Agent. No additional information on our website is deemed to be part of or incorporated by reference in this prospectus.

The following summarizes the exchange ratio information that will be available during the Exchange Offer:

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By 4:30 p.m., New York City time, on each trading day before the five trading day period referred to in the next bullet, the web page referred to above will show an indicative exchange ratio for each series of Preferred Stock and Trust Preferred Securities calculated using VWAP for that day and the immediately preceding four trading days (as though that day were the second business day prior to the expiration date).

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During the five trading day period ending two business days immediately preceding the expiration date, the web page referred to above will show indicative exchange ratios for each series of Preferred Stock and Trust Preferred Securities using cumulative actual trading data, updated every three hours starting at 10:30 a.m., New York City time. In particular:

➢	On the first trading day of that five trading day period, indicative ratios will reflect actual “Intra-day VWAP” during the elapsed portion of that day.

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On each subsequent trading day during that five trading day period, indicative ratios will reflect the arithmetic average of VWAP on the preceding trading days in that five trading day period and actual Intra-day VWAP during the elapsed portion of that subsequent trading day, weighting VWAP for each preceding trading day in the period the same as such actual Intra-day VWAP. For example, on the last trading day of the five trading day period the arithmetic average will equal (i) the combined VWAP for the preceding four trading days plus the actual Intra-day VWAP during the elapsed portion of the last trading day divided by (ii) five.

➢	The five day VWAP period will end two business days immediately preceding the expiration date.

“Intra-day VWAP” at any time on any day means the volume weighted average price of one share of Common Stock on the Nasdaq for the period beginning at the official open of trading on that day and ending as of that time on that day, as calculated by Bloomberg. The data used to derive the Intra-day VWAP during the last five trading days will reflect a 20-minute reporting delay.

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We will announce the final exchange ratio for each series of Preferred Stock and the Trust Preferred Securities prior to 9:00 a.m., New York City time, on the business day immediately succeeding the second business day prior to the expiration date of the Exchange Offer, and those final exchange ratios will also be available by that time at http://www.popularinc.com/exchangeoffer. No additional information on our website is deemed to be part of or incorporated by reference in this prospectus.

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At any time during the Exchange Offer, you may also contact the Information Agent to obtain the indicative Average VWAP, the Minimum Share Price, the resultant indicative Relevant Price and the indicative exchange ratios (and, once it is determined, the final exchange ratio for the Preferred Stock and the Trust Preferred Securities) at its toll-free number provided on the back cover page of this prospectus.

In the event that prorationing of a series of Trust Preferred Securities is required, we will determine the final prorationing factor as soon as practicable after the expiration date and will announce the results of prorationing by press release. In applying the prorationing factor, we will multiply the amount of each

The Exchange Offer

tender by the prorationing factor and round the resulting amount down to the nearest denomination for the applicable series of Trust Preferred Securities. You may also obtain this information from the Information Agent or the Dealer Managers after we have made the determination. In the event that any of your Trust Preferred Securities are not accepted for exchange due to prorationing, we will promptly return these Trust Preferred Securities to you.

CONDITIONS OF THE EXCHANGE OFFER

Notwithstanding any other provision of the Exchange Offer, we will not be required to accept for exchange, or to issue shares of our Common Stock in respect of, any shares of Preferred Stock or Trust Preferred Securities tendered pursuant to the Exchange Offer, and may terminate, extend or amend the Exchange Offer and may (subject to Rule 13e-4(f) and Rule 14e-1 under the Exchange Act) postpone the acceptance for exchange of, and issuance of shares of our Common Stock in respect of, any shares of Preferred Stock or Trust Preferred Securities so tendered in the Exchange Offer, if, in our reasonable judgment, any of the following conditions exist with respect to the Exchange Offer prior to the expiration date:

➢	the shares of our Common Stock to be issued in the Exchange Offer have not been approved for listing upon issuance on the Nasdaq Stock Market;

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there has been instituted, threatened in writing or be pending, any action, proceeding or investigation by or before any governmental authority, including any court, governmental, regulatory or administrative branch or agency, tribunal or instrumentality (including the Federal Reserve) that challenges the Exchange Offer or otherwise relates in any manner to the Exchange Offer that, in our reasonable judgment, has had, could or could reasonably be expected (a) to prohibit, prevent or delay consummation of the Exchange Offer, (b) to materially impair the contemplated benefits to us of the Exchange Offer, or otherwise result in the consummation of the Exchange Offer not being, or not reasonably likely to be, in our best interest, or (c) to have a material adverse effect on the business, condition (financial or otherwise), income, operations or prospects of Popular and its subsidiaries, taken as a whole (any of the effects described in clause (a), (b) or (c), a “Material Adverse Effect”);

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there has been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable by any governmental authority, including any court, governmental, regulatory or administrative branch or agency, tribunal or instrumentality (including the Federal Reserve) any order, statute, rule, regulation, judgment, injunction, stay, decree, executive order, or any change in the interpretation of any of the foregoing, that, in our reasonable judgment, has had, could or could reasonably be expected to have, a Material Adverse Effect;

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there has been proposed, enacted, entered, issued, promulgated, enforced or deemed applicable to Popular, any change in United States Generally Accepted Accounting Principles that, in our reasonable judgment, has had, could or could reasonably be expected to have, a Material Adverse Effect;

➢	there has occurred, or is reasonably likely to occur, any Material Adverse Effect; or

➢	there has occurred:

➢	any general suspension of, or limitation on, prices for trading in securities in the United States securities or financial markets;

➢	any material adverse change in the price of our Common Stock in the United States securities or financial markets;

➢	a declaration of a banking moratorium or any suspension of payments in respect to banks in the United States or Puerto Rico;

The Exchange Offer

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any limitation (whether or not mandatory) by any government or governmental, regulatory or administrative authority, agency or instrumentality, or other event that, in our reasonable judgment would, or would be reasonably likely to affect, the extension of credit by banks or other lending institutions; or

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a commencement or significant worsening of a war or armed hostilities or other national or international calamity, including but not limited to, catastrophic terrorist attacks against the United States or its citizens.

In addition to the conditions describe above, and notwithstanding any other provision of the Exchange Offer, we will not be required to accept for exchange, or to issue Common Stock in respect of, any shares of Preferred Stock or Trust Preferred Securities tendered pursuant to the Exchange Offer, and may terminate, extend or amend the Exchange Offer and may (subject to Rule 13e-4(f) and Rule 14e-1 under the Exchange Act) postpone the acceptance for exchange of, and issuance of shares of our Common Stock in respect of, any shares of Preferred Stock or Trust Preferred Securities so tendered in the Exchange Offer unless the registration statement of which this prospectus forms a part becomes effective and no stop order suspending the effectiveness of the registration statement and no proceedings for that purpose has been instituted or be pending, or to our knowledge, be contemplated or threatened by the SEC.

All conditions to the Exchange Offer must be satisfied or waived prior to the applicable expiration date. The Exchange Offer is not subject to any minimum tender condition. The Exchange Offer is not subject to the approval of the Preferred Stock Consent.

We expressly reserve the right subject to applicable law to amend or terminate the Exchange Offer and to reject for exchange any of the shares of Preferred Stock or Trust Preferred Securities not previously accepted for exchange, upon the occurrence of any of the conditions to the Exchange Offer, as specified above. In addition, we expressly reserve the right, at any time or at various times, to waive any conditions of the Exchange Offer, in whole or in part (including the right to waive a particular condition with respect to any one or more Exchange Offer and not with respect to any others), except as to the requirement that the registration statement be declared effective, which condition we will not waive. We will give oral or written notice (with any oral notice to be promptly confirmed in writing) of any amendment, non-acceptance, termination or waiver to the Exchange Agent as promptly as practicable, followed by a timely press release.

These conditions are for our sole benefit, and we may assert them with respect to the Exchange Offer, regardless of the circumstances that may give rise to them, or waive them in whole or in part, with respect to the Exchange Offer at any or at various times in our sole discretion. If we fail at any time to exercise any of the foregoing rights with respect to the Exchange Offer, this failure will not constitute a waiver of such right with respect to the Exchange Offer. The conditions to the Exchange Offer, other than those dependent upon the receipt of necessary government approvals to consummate the Exchange Offer, if any, must be satisfied or otherwise waived by us on or prior to the expiration date.

EXPIRATION DATE; EXTENSION; TERMINATION; AMENDMENT

The Exchange Offer will expire at 11:59 pm., New York time, on July 28, 2009, unless extended or earlier terminated by us. The term “expiration date” means such date and time or, if the Exchange Offer is extended, then the latest date and time to which the Exchange Offer is so extended. In any event, we will hold the Exchange Offer open for at least 20 business days.

We reserve the right to extend the period of time that the Exchange Offer is open, if we elect to extend the Exchange Offer, and delay acceptance for exchange of the shares of Preferred Stock or Trust

The Exchange Offer

Preferred Securities tendered in the Exchange Offer, by giving oral or written notice to the Exchange Agent and by a public announcement no later than 9:00 a.m., New York time, on the next business day after the previously scheduled expiration date. During any such extension, all shares of Preferred Stock or Trust Preferred Securities previously tendered and not validly withdrawn in the Exchange Offer will remain subject to the Exchange Offer, and subject to your right to withdraw the shares of Preferred Stock or Trust Preferred Securities in accordance with the Exchange Offer. We also reserve the right to waive any and all conditions to or amend the Exchange Offer in any respect, including amending the Exchange Value or the Minimum Share Price or to terminate the Exchange Offer.

If we terminate or amend the Exchange Offer, we will notify the Exchange Agent by oral or written notice and will issue a timely public announcement regarding the termination or amendment. Upon termination of the Exchange Offer for any reason, any shares of Preferred Stock or Trust Preferred Securities previously tendered in the Exchange Offer and any shares of Preferred Stock deposited with the applicable Exchange Agent for the purpose of giving your Consent will be promptly returned to the tendering holders.

If we make a material change in the terms of the Exchange Offer, or the information concerning the Exchange Offer, or waive a material condition of the Exchange Offer, we will promptly disseminate disclosure regarding the changes to the Exchange Offer, and extend the Exchange Offer, if required by law, so that the Exchange Offer remains open a minimum of five business days from the date we disseminate disclosure regarding such changes.

FRACTIONAL SHARES

No fractional shares of our Common Stock will be issued in the Exchange Offer. Instead, the number of shares of our Common Stock received by each holder whose shares of Preferred Stock or Trust Preferred Securities are accepted for exchange in the Exchange Offer will be rounded down to the nearest whole number.

PROCEDURES FOR TENDERING SHARES OF PREFERRED STOCK OR TRUST PREFERRED SECURITIES

Generally

In order to receive shares of our Common Stock in exchange for your shares of Preferred Stock or Trust Preferred Securities, you must validly tender your shares of Preferred Stock or Trust Preferred Securities prior to the expiration date, and not validly withdraw them.

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If you hold your shares of Preferred Stock or Trust Preferred Securities through a bank, broker, custodian or other nominee, in order to validly tender shares of Preferred Stock or Trust Preferred Securities in the Exchange Offer, you must follow the instructions provided by your bank, broker, custodian, commercial bank, trust company or other nominee with regard to procedures for tendering your shares of Preferred Stock or Trust Preferred Securities, in order to enable your bank, broker, custodian, commercial bank, trust company or other nominee to comply with the procedures described below. Beneficial owners are urged to appropriately instruct their bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the expiration date in order to allow adequate processing time for their instruction.

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In order for your bank, broker, custodian, commercial bank, trust company or other nominee to validly tender shares of Preferred Stock or Trust Preferred Securities in the applicable Exchange Offer, such bank, broker, custodian, commercial bank, trust company or other nominee must deliver to the Exchange Agent via DTC an electronic message that will contain:

The Exchange Offer

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for tenders of shares of Preferred Stock, a Consent to approve the Preferred Stock Consent described above, or if you did not hold such shares of Preferred Stock as of the Preferred Stock Record Date, a Tender Certification to that effect;

➢	your acknowledgment and agreement to, and agreement to be bound by, the terms of the accompanying letter of transmittal; and

➢	a timely confirmation of book-entry transfer of your shares of Preferred Stock or Trust Preferred Securities into the Exchange Agent’s account.

On the date of any tender for exchange, if your interest is in certificated form, you must do each of the following in order to validly tender for exchange:

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complete and manually sign the accompanying letter of transmittal provided by the Banco Popular de Puerto Rico Fiduciary Services Division, or a facsimile of the exchange notice, and deliver the signed letter to the Banco Popular de Puerto Rico Fiduciary Services Division;

➢	surrender the certificates of your shares of Preferred Stock to the Banco Popular de Puerto Rico Fiduciary Services Division;

➢	if required, furnish appropriate endorsements and transfer documents; and

➢	if required, pay all transfer or similar taxes.

You may obtain copies of the required form of the letter of transmittal from the Exchange Agent.

Should you have any questions as to the procedures for tendering your shares of Preferred Stock or Trust Preferred Securities and giving Consent required by the accompanying letter of transmittal, please call your bank, broker, custodian or other nominee; or call our Information Agent, Global Bondholder Services Corporation, at 866-540-1500.

We are not providing for guaranteed delivery procedures and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the expiration date. Tenders received by the Exchange Agent after the expiration date will be disregarded and have no effect.

Delivery of shares of Preferred Stock or Trust Preferred Securities and the method of delivery of all other required documents, is at your election and risk and, except as otherwise provided in the accompanying letter of transmittal, delivery will be deemed made only when actually received by the Exchange Agent. If delivery of any document is by mail, we suggest that you use properly insured, registered mail, with a return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to permit delivery to the Exchange Agent prior to the expiration date.

Tendering your shares of Preferred Stock or Trust Preferred Securities pursuant to any of the procedures described herein, and acceptance thereof by us for exchange, will constitute a binding agreement between you and us, upon the terms and subject to the conditions of the Exchange Offer. By executing the accompanying letter of transmittal (or by tendering shares of Preferred Stock or Trust Preferred Securities through book-entry transfer), and subject to and effective upon acceptance for exchange of, and issuance of shares of our Common Stock for, the shares of Preferred Stock or Trust Preferred Securities tendered therewith, you, among other things: (i) irrevocably sell, transfer, convey and assign to or upon the order of Popular, all right, title and interest in and to the shares of Preferred Stock or Trust Preferred Securities tendered thereby; (ii) waive any and all other rights with respect to such shares of Preferred Stock or Trust Preferred Securities (including with respect to any existing or past defaults and their consequences

The Exchange Offer

in respect of such shares of Preferred Stock or Trust Preferred Securities and any undeclared dividends or unpaid distributions, as applicable); (iii) release and discharge Popular and its subsidiaries from any and all claims that you may have now, or may have in the future, arising out of, or related to, such shares of Preferred Stock or Trust Preferred Securities, including any claims that you are entitled to receive additional payments with respect to such shares of Preferred Stock or Trust Preferred Securities or to participate in any redemption or defeasance of such shares of Preferred Stock or Trust Preferred Securities; and (iv) represent that (a) you are not located or resident in Italy, you did not receive the prospectus or any invitation to participate in the Exchange Offer in Italy and you are not acting on behalf of investors located or resident in Italy; (b) you are not located or resident in the United Kingdom or, if you are located or resident in the United Kingdom, you are a person falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Promotion Order (as defined below)) or within Article 43 of the Financial Promotion Order, or to whom this prospectus and any other documents or materials relating to the Exchange Offer may otherwise lawfully be communicated in accordance with the Financial Promotion Order; (c) you are not located or resident in Belgium or, if you are located or resident in Belgium, you are a qualified investor, in the sense of Article 10 of the Belgian Public Offer Law (as defined below), acting on your own account; and (d) you are not located or resident in France or, if you are located or resident in France, you are a (i) provider of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investor (Investisseur Qualifié) other than an individual (as defined in, and in accordance with, Articles L.411-2 and D.411-1 of the French Code Monétaire et Financier), acting on your own account, such representations to be repeated on the expiration date and on the settlement date. Further, by executing the accompanying letter of transmittal (or by tendering shares of Preferred Stock or Trust Preferred Securities through book-entry transfer), and subject to and effective upon acceptance for exchange of the shares of Preferred Stock or Trust Preferred Securities tendered therewith, you irrevocably constitute and appoint the Exchange Agent as your true and lawful agent and attorney-in-fact with respect to any such tendered shares of Preferred Stock or Trust Preferred Securities, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such shares of Preferred Stock or Trust Preferred Securities, or transfer ownership of such shares of Preferred Stock or Trust Preferred Securities on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to Popular, (b) present such shares of Preferred Stock or Trust Preferred Securities for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such shares of Preferred Stock or Trust Preferred Securities (except that the Exchange Agent will have no rights to, or control over, the shares of our Common Stock issued in respect of such shares of Preferred Stock or Trust Preferred Securities, except (A) as described in the accompanying letter of transmittal or (B) as your agent, all in accordance with the terms of the applicable Exchange Offer).

In order to deliver a Consent without tendering shares of Preferred Stock, you must deposit corresponding shares of Preferred Stock with the applicable Exchange Agent until the settlement date, or until after we terminate the Exchange Offer or you validly withdraw all your shares of Preferred Stock deposited, which withdrawal will automatically revoke your Consent in respect of such withdrawn shares. All shares of Preferred Stock deposited for the purpose of giving your Consent and which were not deposited to be tendered for exchange in the Exchange Offer will be returned, without expense, to you promptly following the settlement date, or as promptly as practicable after termination by us of the Exchange Offer or your valid withdrawal of your shares of Preferred Stock.

In all cases, exchange of shares of Preferred Stock or Trust Preferred Securities accepted for exchange in the Exchange Offer will be made only after timely receipt by the Exchange Agent or confirmation of book-entry transfer of such shares of Preferred Stock or Trust Preferred Securities, a properly completed

The Exchange Offer

and duly executed accompanying letter of transmittal (or a facsimile thereof or satisfaction of the procedures of DTC) and any other documents required thereby.

Tender of Shares of Preferred Stock or Trust Preferred Securities Held Through DTC

DTC participants must electronically transmit their acceptance of an Exchange Offer by causing DTC to transfer their shares of Preferred Stock or Trust Preferred Securities to the Exchange Agent in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message to the Exchange Agent.

The term “Agent’s Message” means a message transmitted by DTC, received by the Exchange Agent and forming a part of the Book-Entry Confirmation (defined below), which states that DTC has received an express acknowledgment from the DTC participant tendering shares of Preferred Stock or Trust Preferred Securities that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Exchange Offer, as set forth in this prospectus and the accompanying letter of transmittal and that us may enforce such agreement against such participant. You should allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC on the expiration date. Tenders not received by the applicable Exchange Agent on or prior to the expiration date will be disregarded and have no effect.

Signature Guarantees

Signatures on the accompanying letter of transmittal must be guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program or the Stock Exchange Medallion Program or is otherwise an “eligible guarantor institution” as that term is defined in Rule 17Ad-15 under the Exchange Act (generally a member of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) or a commercial bank or trust company having an office in the United States) (an “Eligible Institution”), unless (i) such accompanying letter of transmittal is signed by the registered holder of the shares of Preferred Stock or Trust Preferred Securities tendered therewith and the Common Stock issued in exchange for shares of Preferred Stock or Trust Preferred Securities is to be issued in the name of and delivered to, or if any shares of Preferred Stock or Trust Preferred Securities not accepted for exchange are to be returned to, such holder, such accompanying letter of transmittal is signed by the registered holder of the shares of Preferred Stock deposited with the applicable Exchange Agent for the purpose of giving your Consent but not for the purpose of tendering such shares of Preferred Stock for exchange in the Exchange Offer or (ii) such shares of Preferred Stock or Trust Preferred Securities are tendered for the account of an Eligible Institution.

Book-Entry Transfer

The Exchange Agent, promptly after the date of this prospectus (to the extent such arrangements have not been previously made), will establish and maintain an account with respect to the shares of Preferred Stock or Trust Preferred Securities at DTC, and any financial institution that is a DTC participant and whose name appears on a security position listing as the owner of shares of Preferred Stock or Trust Preferred Securities may make book-entry delivery of such shares of Preferred Stock or Trust Preferred Securities by causing DTC to transfer such shares of Preferred Stock or Trust Preferred Securities into the Exchange Agent’s account in accordance with DTC’s procedures for such transfer. The confirmation of a book-entry transfer of shares of Preferred Stock or Trust Preferred Securities into the Exchange Agent’s account at DTC as described above is referred to herein as a “Book-Entry Confirmation.” Although delivery of shares of Preferred Stock or Trust Preferred Securities may be effected through book-entry

The Exchange Offer

transfer into the Exchange Agent’s account at DTC, an Agent’s Message, and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at its address set forth on the back cover of this prospectus on or before the expiration date. Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

Validity

All questions as to the form of all documents and the validity (including time of receipt) and acceptance of all tenders of shares of Preferred Stock or Trust Preferred Securities will be determined by us, in our sole discretion, the determination of which shall be final and binding. Alternative, conditional or contingent tenders of shares of Preferred Stock or Trust Preferred Securities will not be considered valid. We reserve the absolute right, in our sole discretion, to reject any or all tenders of shares of Preferred Stock or Trust Preferred Securities that are not in proper form or the acceptance of which, in our opinion would be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to particular shares of Preferred Stock or Trust Preferred Securities.

Any defect or irregularity in connection with tenders of shares of Preferred Stock or Trust Preferred Securities must be cured within such time as we determine, unless waived by us. Tenders of shares of Preferred Stock or Trust Preferred Securities shall not be deemed to have been made until all defects and irregularities have been waived by us or cured. A defective tender (which defect is not waived by us) will not constitute a valid tender of shares of Preferred Stock or Trust Preferred Securities. None of Popular, the Exchange Agents, the Information Agent, the Dealer Managers or any other person will be under any duty to give notice of any defects or irregularities in the tenders of shares of Preferred Stock or Trust Preferred Securities, or will incur any liability to holders for failure to give any such notice.

Guaranteed Delivery

We have not provided guaranteed delivery provisions in connection with the Exchange Offer. Holders must tender their shares of Preferred Stock or Trust Preferred Securities in accordance with the procedures set forth in this prospectus.

Compliance with “Short Tendering” Rule

It is a violation of Rule 14e-4 (promulgated under the Exchange Act) for a person, directly or indirectly, to tender Trust Preferred Securities with Acceptance Priority Level 2 for his own account unless the person so tendering (a) has a net long position equal to or greater than the aggregate liquidation amount of Trust Preferred Securities being tendered and (b) will cause such Trust Preferred Securities to be delivered in accordance with the terms of the Exchange Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.

A tender of Trust Preferred Securities with Acceptance Priority Level 2 in response to the Exchange Offer under any of the procedures described above will constitute a binding agreement between the tendering holder and us with respect to the Exchange Offer upon the terms and subject to the conditions of the Exchange Offer, including the tendering holder’s acceptance of the terms and conditions of the Exchange Offer, as well as the tendering holder’s representation and warranty that (a) such holder has a net long position in the Trust Preferred Securities being tendered pursuant to the Exchange Offer within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Trust Preferred Securities complies with Rule 14e-4.

The Exchange Offer

WITHDRAWAL OF TENDERS

You may withdraw your tender of shares of Preferred Stock or Trust Preferred Securities or any shares of Preferred Stock deposited with the applicable Exchange Agent for the purpose of giving your Consent at any time prior to the expiration date. In addition, if not previously returned, you may withdraw shares of Preferred Stock or Trust Preferred Securities that you tender that are not accepted by us for exchange after the expiration of 40 business days following commencement of the applicable Exchange Offer. For a withdrawal to be effective, the Exchange Agent must receive a computer generated notice of withdrawal, transmitted by DTC on behalf of the holder in accordance with DTC’s procedures or, in the case of a withdrawal of shares of Preferred Stock tendered in certificated form, a written notice of withdrawal, sent by facsimile, receipt confirmed by telephone, or letter before the expiration date. Any notice of withdrawal must:

➢	specify the name of the person that tendered the shares of Preferred Stock or Trust Preferred Securities to be withdrawn;

➢

identify the shares of Preferred Stock or Trust Preferred Securities to be withdrawn and the liquidation preference and liquidation amount, as applicable, of such shares of Preferred Stock or Trust Preferred Securities;

➢	include a statement that the holder is withdrawing its election to exchange the shares of Preferred Stock or Trust Preferred Securities; and

➢

be signed by the holder in the same manner as the original signature on the accompanying letter of transmittal by which such shares of Preferred Stock or Trust Preferred Securities were tendered or otherwise as described above, including any required signature guarantee.

Any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn shares of Preferred Stock or Trust Preferred Securities or otherwise comply with DTC’s procedures.

Any shares of Preferred Stock or Trust Preferred Securities withdrawn will not have been validly tendered for purposes of the Exchange Offer. If you withdraw your shares of Preferred Stock, you will automatically revoke any Consent that you delivered with respect to those withdrawn shares of Preferred Stock. Any shares of Preferred Stock or Trust Preferred Securities that have been tendered for exchange, but which are not exchanged for any reason will be credited to an account with DTC specified by the holder, as soon as practicable after withdrawal, rejection of tender or termination of the Exchange Offer. Properly withdrawn shares of Preferred Stock or Trust Preferred Securities or any shares of Preferred Stock deposited with the applicable Exchange Agent for the purpose of giving your Consent but not for the purpose of tendering such shares of Preferred Stock for exchange in the Exchange Offer may be re-tendered or tendered, as applicable, by following one of the procedures described under “Procedures for Tendering Shares of Preferred Stock or Trust Preferred Securities.”

If you wish to withdraw shares of Preferred Stock or Trust Preferred Securities or any shares of Preferred Stock deposited with the applicable Exchange Agent for the purpose of giving your Consent that you previously tendered or deposited with the applicable Exchange Agent but did not tender, as applicable, through a bank, broker, custodian or other nominee, you should contact your bank, broker, custodian, commercial bank, trust company or other nominee for instructions on how to withdraw your shares of Preferred Stock or Trust Preferred Securities.

The Exchange Offer

SECURITY OWNERSHIP

Except as set forth below, neither we, nor to the best of our knowledge, any of our executive officers, directors, affiliates or subsidiaries nor, to the best of our knowledge, any of our subsidiaries’ directors or executive officers, nor any associates or subsidiaries of any of the foregoing, (a) own any shares of Preferred Stock or Trust Preferred Securities or (b) have effected any transactions involving the shares of Preferred Stock or Trust Preferred Securities during the 60 day period prior to the date of this prospectus.

		Amount of Beneficial Ownership
Name	Position	Title of Securities	Number of Preferred Shares Beneficially Owned
Juan J. Bermúdez	Director	Series B Preferred Stock	63,600
Richard L. Carrión	Chief Executive Officer	Series A Preferred Stock	7,156
		Series B Preferred Stock	4,000
María Luisa Ferré	Director	Series B Preferred Stock	4,175
Jorge A. Junquera	Chief Financial Officer	Series B Preferred Stock	13,260
José R. Vizcarrondo	Director	Series B Preferred Stock	12,000

Messrs. Bermúdez, Carrión, Junquera and Vizcarrondo, and Ms. Ferré have advised us that they intend to participate in the Exchange Offer.

CONSEQUENCES OF FAILURE TO EXCHANGE SHARES OF PREFERRED STOCK OR TRUST PREFERRED SECURITIES

Shares of Preferred Stock not exchanged in the Exchange Offer will remain outstanding after consummation of the Exchange Offer. As previously announced, we will suspend dividends on the Preferred Stock after the dividend payment on June 30, 2009. We intend to delist any remaining shares of Preferred Stock from trading on the Nasdaq Stock Market and, to the extent permitted by law, we intend to deregister any such remaining securities. The reduction in the number of shares of Common Stock available for trading and the suspension of dividends indefinitely on the Preferred Stock may have a significant and adverse effect on the liquidity of any trading market for, and the price of, shares of Preferred Stock not exchanged in the Preferred Stock Exchange Offer and may result in the shares of Preferred Stock being illiquid for an indefinite period of time. In addition, regardless of whether the Preferred Stock Consent is obtained, the Series C Preferred Stock will have a senior right to dividends or distributions, either as Senior Preferred Stock or trust preferred securities. Therefore, we plan to continue to pay dividends or make distributions to the U.S. Treasury notwithstanding the dividend suspension on the Series A and Series B Preferred Stock

Trust Preferred Securities, whether or not exchanged in the Trust Preferred Securities Exchange Offer, will remain outstanding after consummation of the Trust Preferred Securities Exchange Offer. As previously announced, we currently expect to continue making distributions on our Trust Preferred Securities in accordance with their current terms. However, if your Trust Preferred Securities are tendered and accepted for exchange in the Trust Preferred Securities Exchange Offer, you will be giving up your right to any future distributions on your Trust Preferred Securities and we cannot offer any assurance that we will pay, or that we will be permitted to pay, dividends on our Common Stock in the future. As described above, we currently intend to deliver any Trust Preferred Securities accepted for exchange in the Trust Preferred Securities Exchange Offer to the applicable trustee for cancellation. As a result, the number of Trust Preferred Securities of any series available for trading may be substantially

The Exchange Offer

reduced, and this may have a significant and adverse effect on the liquidity of any trading market for, and the price of, the Trust Preferred Securities of that series not exchanged in the Trust Preferred Securities Exchange Offer and may result in the Trust Preferred Securities of that series being illiquid for an indefinite period of time.

NO APPRAISAL/DISSENTERS’ RIGHTS

No appraisal or dissenters’ rights are available to holders of shares of Preferred Stock or Trust Preferred Securities under applicable law in connection with the Exchange Offer.

ACCOUNTING TREATMENT

We will derecognize the net carrying amount of the shares of Preferred Stock (currently recorded as stockholders’ equity) tendered for Common Stock. The excess of the carrying amount of the shares of Preferred Stock retired over the fair value of the Common Stock issued will be recorded in retained earnings and will result in a decrease in net losses per common share. The excess of the fair value over the par value of the Common Stock issued will be recorded in surplus. The par value of $0.01 per share will be recorded in Common Stock.

For Trust Preferred Securities exchanged for Common Stock, we will derecognize the carrying amount of those securities, which are currently recorded as long-term debt, following the merger of the Trust into a new Delaware statutory trust and our exchange of all Trust Preferred Securities received in the Exchange Offer for underlying debentures. We will record the par amount of the shares issued as Common Stock. The excess of the stock fair value over their par amount will be recorded in surplus. The excess of the carrying amount of the Trust Preferred Securities retired over the fair value of the Common Stock issued will be recorded in the current earnings of the period during which the transaction will occur.

SECURITIES ISSUABLE IN THE EXCHANGE OFFER

The following table shows the approximate number of shares that could be issued in connection with the Exchange Offer assuming that the Relevant Price is based on the Minimum Share Price of $2.50 per share.

Transaction	Security	Number of Securities Issuable (assuming 70% Participation in Exchange Offer)(1)(2)	Number of Securities Issuable (assuming 90% Participation in Exchange Offer)(1)(2)
Exchange Offer(1)	Common Stock	340.1 million	390 million

(1)	As of May 29, 2009, 282,034,379 shares of our Common Stock were outstanding.
(2)	340.1 million shares will be issued assuming 70% participation in Exchange Offer and 390 million shares will be issued assuming 90% participation in Exchange Offer, assuming $2.50 Relevant Stock Price.

SUBSEQUENT REPURCHASES

Following completion of the Exchange Offer, we may repurchase additional shares of Preferred Stock or Trust Preferred Securities that remain outstanding in the open market, in privately negotiated transactions or otherwise. Future purchases of shares of Preferred Stock or Trust Preferred Securities that remain outstanding after the Exchange Offer may be on terms that are more or less favorable than the

The Exchange Offer

Exchange Offer. However, Exchange Act Rules 14e-5 and 13e-4 generally prohibit us and our affiliates from purchasing any shares of Preferred Stock or Trust Preferred Securities other than pursuant to the Exchange Offer until 10 business days after the expiration date, although there are some exceptions. Future repurchases, if any, will depend on many factors, including market conditions and the condition of our business.

In addition, if a sufficiently small number of shares of Series A Preferred Stock remains outstanding, we may redeem the outstanding shares of Series A Preferred Stock with the consent of the Federal Reserve.

SOLICITING DEALER FEE

With respect to any tender of a series of shares of Preferred Stock or the PR Trust Preferred Securities, we will pay the relevant soliciting dealer a fee of 0.50% of the liquidation preference or liquidation amount accepted for exchange (the “Soliciting Dealer Fee”). In order to be eligible to receive the Soliciting Dealer Fee, a properly completed soliciting dealer form must be delivered by the relevant soliciting dealer to the Exchange Agent prior to the expiration date. We will, in our sole discretion, determine whether a broker has satisfied the criteria for receiving a Soliciting Dealer Fee (including, without limitation, the submission of the appropriate documentation without defects or irregularities and in respect of bona fide tenders). Other than the foregoing, no fees or commissions have been or will be paid by us to any broker, dealer or other person, other than the Dealer Managers, the Information Agent and the Exchange Agents, in connection with the Exchange Offer.

A soliciting dealer is a retail broker designated in the soliciting dealer form and is:

➢	a broker or dealer in securities which is a member of any national securities exchange in the United States or of FINRA; or

➢	a bank or trust company located in the United States.

Soliciting dealers will include any of the organizations described above even when the activities of such organization in connection with the Exchange Offer consist solely of forwarding to clients materials relating to the Exchange Offer and tendering shares of Preferred Stock or PR Trust Preferred Securities as directed by beneficial owners thereof. Each soliciting dealer will confirm that each holder of shares of Preferred Stock or PR Trust Preferred Securities that it solicits has received a copy of this prospectus and the Consent Solicitation Statement relating to the Preferred Stock Consent, or concurrently with such solicitation provide the holder with a copy of this prospectus and such Consent Solicitation Statement. No soliciting dealer is required to make any recommendation to holders of shares of Preferred Stock or PR Trust Preferred Securities as to whether to tender or refrain from tendering in the Exchange Offer. No assumption is made, in making payment to any soliciting dealer, that its activities in connection with the Exchange Offer included any activities other than those described in this paragraph. For all purposes noted in materials relating to the Exchange Offer, the term “solicit” shall be deemed to mean no more than “processing shares of Preferred Stock or PR Trust Preferred Securities tendered” or “forwarding to customers material regarding the Exchange Offer.”

Soliciting dealers are not entitled to a Soliciting Dealer Fee with respect to shares of Preferred Stock or PR Trust Preferred Securities beneficially owned by such soliciting dealer or with respect to any shares of Preferred Stock or PR Trust Preferred Securities that are registered in the name of a soliciting dealer unless such shares of Preferred Stock or PR Trust Preferred Securities are held by such soliciting dealer as nominee and are tendered for the beneficial owner of such shares of Preferred Stock or PR Trust Preferred Securities.

The Exchange Offer

Soliciting dealers should take care to ensure that proper records are kept to document their entitlement to any Soliciting Dealer Fee. We and the Exchange Agents reserve the right to require additional information at our discretion, as deemed warranted.

EXCHANGE AGENTS

Global Bondholder Services Corporation and Banco Popular de Puerto Rico Fiduciary Services Division are each an Exchange Agent for the Exchange Offer. References to “the Exchange Agent” or “the applicable Exchange Agent” shall be deemed to refer to the applicable exchange agent which shall be Banco Popular de Puerto Rico in the case of tenders of shares of Preferred Stock held in certificated form and shall be Global Bondholder Services Corporation in the case of all tenders of shares not held in certificated form. Letters of transmittal and all correspondence in connection with the Exchange Offer should be sent or delivered by each holder of shares of Preferred Stock or Trust Preferred Securities, or a beneficial owner’s bank, broker, custodian, commercial bank, trust company or other nominee to the Exchange Agent at the address listed on the back cover page of this prospectus. We will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

INFORMATION AGENT

Global Bondholder Services Corporation is the Information Agent for the Exchange Offer. Questions concerning the terms of the Exchange Offer or tender procedures and requests for additional copies of this prospectus or the accompanying letter of transmittal should be directed to the Information Agent at the address and telephone number on the back cover page of this prospectus. Holders of shares of Preferred Stock or Trust Preferred Securities may also contact their bank, broker, custodian, or other nominee concerning the Exchange Offer. We will pay the Information Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses.

DEALER MANAGERS

The Dealer Managers for the Exchange Offer are UBS Securities LLC, Popular Securities, Inc. and Citigroup Global Markets Inc. As Dealer Managers for the Exchange Offer, they will perform services customarily provided by investment banking firms acting as dealer managers of Exchange Offers of a like nature, including, but not limited to, soliciting tenders of shares of Preferred Stock or Trust Preferred Securities pursuant to the Exchange Offer and communicating generally regarding the Exchange Offer with banks, brokers, custodians, nominees and other persons, including the holders of the shares of Preferred Stock or Trust Preferred Securities. We will pay the Dealer Managers reasonable and customary fees for their services, will reimburse them for their reasonable out-of-pocket expenses subject to a $25,000 cap, and indemnify them against certain liabilities in connection with the Exchange Offer, including certain liabilities under Federal securities laws.

TRANSFER TAXES

We will pay all transfer taxes, if any, imposed by the United States and Puerto Rico or any jurisdiction therein with respect to the exchange of shares of Preferred Stock or Trust Preferred Securities pursuant to the Exchange Offer (for the avoidance of doubt, transfer taxes do not include income or back-up withholding taxes). If a transfer tax is imposed for any reason other than the exchange of shares of Preferred Stock or Trust Preferred Securities pursuant to the Exchange Offer or by any jurisdiction outside the United States or Puerto Rico, then the amount of any such transfer tax (whether imposed on the registered holder or any other person) will be payable by the tendering holder.

The Exchange Offer

BROKERAGE COMMISSIONS

Holders that tender their shares of Preferred Stock or Trust Preferred Securities to the Exchange Agent do not have to pay a brokerage fee or commission to us or the Exchange Agent. However, if a tendering holder handles the transaction through its bank, broker, custodian or nominee, that holder may be required to pay brokerage fees or commissions to its bank, broker, custodian or other nominee.

FEES AND EXPENSES

We will bear the expenses of soliciting tenders of the shares of Preferred Stock and Trust Preferred Securities. The principal solicitation is being made by mail. Additional solicitation may, however, be made by e-mail, facsimile transmission, and telephone or in person by our officers and other employees and those of our affiliates and others acting on our behalf.

FAIRNESS OPINION

We are not making a recommendation as to whether you should exchange your shares of Preferred Stock or Trust Preferred Securities in the Exchange Offer. We have not retained, and do not intend to retain, any unaffiliated representative to act solely on behalf of the holders of the shares of Preferred Stock or Trust Preferred Securities for purposes of negotiating the Exchange Offer or preparing a report concerning the fairness of the Exchange Offer. The value of the Common Stock to be issued in the Exchange Offer may not equal or exceed the value of the shares of Preferred Stock or Trust Preferred Securities tendered. You must make your own independent decision regarding your participation in the Exchange Offer.

CERTAIN MATTERS RELATING TO NON-U.S. JURISDICTIONS

Although Popular will mail this prospectus to holders of the shares of Preferred Stock or Trust Preferred Securities to the extent required by U.S. law, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy securities in any jurisdiction in which such offer, sale or exchange is not permitted. Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Popular has not taken any action under those non-U.S. regulations to facilitate a public offer to exchange outside the United States. Therefore, the ability of any non-U.S. person to tender shares of Preferred Stock or Trust Preferred Securities in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for Popular to take any action to facilitate a public offering in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors. Non-U.S. holders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in the Common Stock that may apply in their home countries. Popular and the Dealer Managers cannot provide any assurance about whether such limitations may exist.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation

The Exchange Offer

Date”), an offer to the public of any shares which are the subject of the offering contemplated by this prospectus (the “Securities”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Securities may be made at any time with effect from and including the Relevant Implementation Date under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

➢	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

➢

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

➢	by the Dealer Managers to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or

➢	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of Securities shall require Popular or the Dealer Managers to publish a prospectus pursuant to Article 3 of the Prospectus Directive

For the purposes of this provision, the expression an “offer to the public” in relation to any Securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Securities to be offered so as to enable an investor to decide to purchase any Securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

The communication of this prospectus and any other documents or materials relating to the Exchange Offer is not being made and such documents and/or materials have not been approved by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”)) or persons who are within Article 43 of the Financial Promotion Order or any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order.

Each Dealer Manager has represented, warranted and agreed that:

➢

it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the Securities in circumstances in which Section 21(1) of the FSMA does not apply to Popular; and

➢	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

The Exchange Offer

Italy

The Exchange Offer is not being made, directly or indirectly, in the Republic of Italy (“Italy”). The Exchange Offer and this prospectus have not been submitted to the clearance procedures of the Commissione Nazionale per le Società e la Borsa (CONSOB) pursuant to Italian laws and regulations. Accordingly, holders of Preferred Stock and the Trust Preferred Securities are notified that, to the extent such holders are located or resident in Italy, the Exchange Offer is not available to them and they may not offer their Preferred Stock or Trust Preferred Securities, as applicable, for exchange pursuant to the Exchange Offer nor may the Common Stock be offered, sold or delivered in Italy and, as such, any tender of Preferred Stock or Trust Preferred Securities purporting to be made in acceptance of the Exchange Offer received from or on behalf of such persons shall be ineffective and void, and neither this prospectus nor any other documents or materials relating to the Exchange Offer, the Preferred Stock, the Trust Preferred Securities or the Common Stock may be distributed or made available in Italy.

Belgium

➢

Neither this prospectus nor any other documents or materials relating to the Exchange Offer have been submitted to or will be submitted for approval or recognition to the Belgian Banking, Finance and Insurance Commission (Commission bancaire, financière et des assurances/Commissie voor het Bank-, Financie- en Assurantiewezen) and, accordingly, the Exchange Offer may not be made in Belgium by way of a public offering, as defined in Article 3 of the Belgian Law of 1 April 2007 on public takeover bids or as defined in Article 3 of the Belgian Law of 16 June 2006 on the public offer of placement instruments and the admission to trading of placement instruments on regulated markets (together, the “Belgian Public Offer Law”), each as amended or replaced from time to time. Accordingly, the Exchange Offer may not be advertised and the Exchange Offer will not be extended, and neither this prospectus nor any other documents or materials relating to the Exchange Offer (including any memorandum, information circular, brochure or any similar documents) has been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than “qualified investors” in the sense of Article 10 of the Belgian Public Offer Law (as amended from time to time), acting on their own account. Insofar as Belgium is concerned, this prospectus has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Exchange Offer. Accordingly, the information contained in this prospectus may not be used for any other purpose or disclosed to any other person in Belgium.

France

➢

The Exchange Offer is not being made, directly or indirectly, to the public in the Republic of France (“France”). Neither this prospectus nor any other document or material relating to the Exchange Offer has been or shall be distributed to the public in France and only (i) providers of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investors (Investisseurs Qualifiés) other than individuals, in each case acting on their own account and all as defined in, and in accordance with, Articles L.411-2 and D.411-1 of the French Code Monétaire et Financier are eligible to participate in the Exchange Offer. This prospectus has not been and will not be submitted for clearance to nor approved by the Autorité des Marchés Financiers.

Market price, dividend and distribution information

MARKET PRICE OF AND DIVIDENDS ON THE COMMON STOCK

Our Common Stock is currently listed on the Nasdaq Stock Market under the symbol “BPOP.” As of May 29, 2009, we had 282,034,379 shares of our Common Stock outstanding, held by approximately 10,550 holders of record. The following table sets forth, for the periods indicated, the high and low sales prices per share of the Common Stock as reported on Bloomberg and the cash dividends declared per share of the Common Stock.

	Share Prices		Cash Dividends Declared per Share*
	High	Low
2009
Second Quarter (through June 26, 2009)	$3.66	$2.16	$0.00	*
First Quarter ended March 31, 2009	5.52	1.47	0.02

2008
Fourth Quarter ended December 31, 2008	$8.60	$4.90	$0.08
Third Quarter ended September 30, 2008	11.17	5.12	0.08
Second Quarter ended June 30, 2008	13.06	6.59	0.16
First Quarter ended March 31, 2008	14.07	8.90	0.16

2007
Fourth Quarter ended December 31, 2007	$12.51	$8.65	$0.16
Third Quarter ended September 30, 2007	16.18	11.38	0.16
Second Quarter ended June 30, 2007	17.49	15.82	0.16
First Quarter ended March 31, 2007	18.94	15.82	0.16

*	Cash dividends on the Common Stock have been suspended.

On June 26, 2009, the closing sales price of our Common Stock on the Nasdaq Stock Market was $2.39 per share.

Market price, dividend and distribution information

MARKET PRICE OF AND DIVIDENDS ON THE PREFERRED STOCK

Popular 6.375% Non-cumulative Monthly Income Preferred Stock 2003, Series A

Our Series A Preferred Stock is currently listed on the Nasdaq Stock Market under the symbol “BPOPO.” As of June 26, 2009, we had 7,475,000 shares of Series A Preferred Stock outstanding, held by 23 holders of record. The following table sets forth, for the periods indicated, the high and low sales prices per share of the Series A Preferred Stock as reported on Bloomberg and the cash dividends declared per share of the Series A Preferred Stock.

	Share Prices		Cash Dividends Declared per Share
	High	Low
2009
Second Quarter (through June 26, 2009)	$15.05	$9.10	$0.3984
First Quarter ended March 31, 2009	16.41	6.00	0.3984

2008
Fourth Quarter ended December 31, 2008	$20.96	$15.60	$0.3984
Third Quarter ended September 30, 2008	21.78	15.25	0.3984
Second Quarter ended June 30, 2008	24.95	21.67	0.3984
First Quarter ended March 31, 2008	24.64	23.51	0.3984

2007
Fourth Quarter ended December 31, 2007	$24.57	$23.45	$0.3984
Third Quarter ended September 30, 2007	24.64	22.49	0.3984
Second Quarter ended June 30, 2007	25.25	24.22	0.3984
First Quarter ended March 31, 2007	25.10	24.45	0.3984

On June 26, 2009, the closing sales price of a share of our Series A Preferred Stock on the Nasdaq Stock Market was $12.50 per share.

Popular 8.25% Non-cumulative Monthly Income Preferred Stock, Series B

Our Series B Preferred Stock is currently listed on the Nasdaq Stock Market under the symbol “BPOPP.” As of June 26, 2009, we had 16,000,000 shares of Series B Preferred Stock outstanding, held by one holder of record. The following table sets forth, for the periods indicated, the high and low sales prices per share of the Series B Preferred Stock as reported on Bloomberg and the cash dividends declared per share of the Series B Preferred Stock. The Series B Preferred Stock was issued on May 28, 2008.

	Share Prices		Cash Dividends Declared per Share
	High	Low
2009
Second Quarter (through June 26, 2009)	$16.25	$11.00	$0.5156
First Quarter ended March 31, 2009	24.00	8.00	0.5156

2008
Fourth Quarter ended December 31, 2008	$25.45	$22.09	0.5156
Third Quarter ended September 30, 2008	26.50	24.64	0.5156
Second Quarter ended June 30, 2008	25.97	25.00	0.189063

On June 26, 2009, the closing sales price of a share of our Series B Preferred Stock on the Nasdaq Stock Market was $12.40 per share.

Market price, dividend and distribution information

MARKET PRICE OF AND DISTRIBUTIONS ON TRUST PREFERRED SECURITIES

8.327% Trust Preferred Securities Issued by BanPonce Trust I

The 8.327% Trust Preferred Securities issued by BanPonce Trust I is currently not listed on any exchange. As of June 26, 2009 there was $144,000,000 aggregate liquidation amount of the 8.327% Trust Preferred Securities outstanding, held by one holder of record. The following table sets forth, for the periods indicated, the high and low sales prices per capital security as reported on Bloomberg and the cash distributions per $1,000 liquidation amount of the 8.327% Trust Preferred Securities.

	Share Prices		Cash Distribution per $1,000 Liquidation Amount
	High	Low
2009
Second Quarter (through June 26, 2009)	$660.00	$430.00	$0.00
First Quarter ended March 31, 2009	735.00	725.00	41.635

2008
Fourth Quarter ended December 31, 2008	$725.00	$725.00	$0.00
Third Quarter ended September 30, 2008	950.00	910.00	41.635
Second Quarter ended June 30, 2008	990.00	930.00	0.00
First Quarter ended March 31, 2008	998.00	870.00	41.635

2007
Fourth Quarter ended December 31, 2007	$1,025.0	$1,020.00	$0.00
Third Quarter ended September 30, 2007	1,040.00	1,040.00	41.635
Second Quarter ended June 30, 2007	N/A	N/A	0.00
First Quarter ended March 31, 2007	1,043.00	1,037.50	41.635

On June 12, 2009, the closing bid quotation of the 8.327% Trust Preferred Securities issued by BanPonce Trust I on TRACE™ was $480.00 per capital security.

The trading market for the Trust Preferred Securities is not active and the prices reported by Bloomberg represent sporadic transactions. The quotes represent prices between dealers and do not reflect markups, markdowns or commissions and therefore may not necessarily represent actual transactions. Intraday high and low sales prices for the Trust Preferred Securities are not available.

Market price, dividend and distribution information

6.564% Trust Preferred Securities Issued by Popular North America Capital Trust I

The 6.564% Trust Preferred Securities issued by Popular North America Capital Trust I is currently not listed on any exchange. As of June 26, 2009 there was $250,000,000 aggregate liquidation amount of the 6.564% Trust Preferred Securities outstanding, held by one holder of record. The following table sets forth, for the periods indicated, the high and low sales prices per capital security as reported on Bloomberg and the cash distributions per $1,000 liquidation amount of the 6.564% Trust Preferred Securities.

	Share Prices		Cash Distributions per $1,000 Liquidation Amount
	High	Low
2009
Second Quarter (through June 26, 2009)	$342.50	$260.00	$0.00
First Quarter ended March 31, 2009	557.50	280.00	32.82

2008
Fourth Quarter ended December 31, 2008	$600.00	$600.00	0.00
Third Quarter ended September 30, 2008	670.00	657.60	32.82
Second Quarter ended June 30, 2008	723.50	600.00	0.00
First Quarter ended March 31, 2008	830.00	627.50	32.82

2007
Fourth Quarter ended December 31, 2007	$866.80	$792.40	$0.00
Third Quarter ended September 30, 2007	909.80	832.50	32.82
Second Quarter ended June 30, 2007	990.70	921.50	0.00
First Quarter ended March 31, 2007	1,009.40	959.30	32.82

On June 15, 2009, the closing bid quotation of the 6.564% Trust Preferred Securities issued by Popular North America Capital Trust I on TRACE™ was $300.00 per capital security.

The trading market for the Trust Preferred Securities is not active and the prices reported by Bloomberg represent sporadic transactions. The quotes represent prices between dealers and do not reflect markups, markdowns or commissions and therefore may not necessarily represent actual transactions. Intraday high and low sales prices for the Trust Preferred Securities are not available.

Market price, dividend and distribution information

6.70% Trust Preferred Securities Issued by Popular Capital Trust I

The 6.70% Trust Preferred Securities issued by Popular Capital Trust I is currently traded on the Nasdaq Stock Market under the symbol “BPOPN.” As of June 26, 2009, there were 12,000,000 shares of the 6.70% Trust Preferred Securities outstanding, held by one holder of record. The following table sets forth, for the periods indicated, the high and low sales prices per $25 liquidation amount of the 6.70% Trust Preferred Securities as reported on Bloomberg and the cash distributions per capital security of the 6.70% Trust Preferred Securities.

	Share Prices		Cash Distributions per $25 Liquidation Amount
	High	Low
2009
Second Quarter (through June 26, 2009)	$16.00	$12.25	$0.4188
First Quarter ended March 31, 2009	22.80	10.05	0.4188

2008
Fourth Quarter ended December 31, 2008	$22.75	$18.80	$0.4188
Third Quarter ended September 30, 2008	24.00	20.98	0.4188
Second Quarter ended June 30, 2008	25.13	23.68	0.4188
First Quarter ended March 31, 2008	25.39	24.78	0.4188

2007
Fourth Quarter ended December 31, 2007	$25.35	$24.66	$0.4188
Third Quarter ended September 30, 2007	25.10	24.61	0.4188
Second Quarter ended June 30, 2007	25.60	25.01	0.4188
First Quarter ended March 31, 2007	26.00	25.04	0.4188

On June 26, 2009, the closing sales price of the 6.70% Trust Preferred Securities issued by Popular Capital Trust I on the Nasdaq Stock Market was $13.90 per capital security.

The trading market for the Trust Preferred Securities is not active and the prices reported by Bloomberg represent sporadic transactions. The quotes represent prices between dealers and do not reflect markups, markdowns or commissions and therefore may not necessarily represent actual transactions. Intraday high and low sales prices for the Trust Preferred Securities are not available.

Market price, dividend and distribution information

6.125% Trust Preferred Securities Issued by Popular Capital Trust II

The 6.125% Trust Preferred Securities issued by Popular Capital Trust II is currently traded on the Nasdaq Stock Market under the symbol “BPOPM.” As of June 26, 2009, there were 5,200,000 shares of the 6.125% Trust Preferred Securities outstanding, held by one holder of record. The following table sets forth, for the periods indicated, the high and low sales prices per $25 liquidation amount of the 6.125% Trust Preferred Securities as reported on Bloomberg and the cash distributions per capital security of the 6.125% Trust Preferred Securities.

	Share Prices		Cash Distributions per $25 Liquidation Amount
	High	Low
2009
Second Quarter (through June 26, 2009)	$16.10	$10.20	$0.3828
First Quarter ended March 31, 2009	21.00	6.02	0.3828
2008
Fourth Quarter ended December 31, 2008	$21.00	$16.77	$0.3828
Third Quarter ended September 30, 2008	22.55	19.27	0.3828
Second Quarter ended June 30, 2008	24.90	21.01	0.3828
First Quarter ended March 31, 2008	24.90	21.47	0.3828
2007
Fourth Quarter ended December 31, 2007	$24.50	$22.70	$0.3828
Third Quarter ended September 30, 2007	23.60	22.00	0.3828
Second Quarter ended June 30, 2007	25.21	23.56	0.3828
First Quarter ended March 31, 2007	24.99	24.00	0.3828

On June 26, 2009, the closing sales price of the 6.125% Trust Preferred Securities issued by Popular Capital Trust II on the Nasdaq Stock Market was $13.90 per capital security.

The trading market for the Trust Preferred Securities is not active and the prices reported by Bloomberg represent sporadic transactions. The quotes represent prices between dealers and do not reflect markups, markdowns or commissions and therefore may not necessarily represent actual transactions. Intraday high and low sales prices for the Trust Preferred Securities are not available.

Comparison of rights between the preferred stock, trust preferred securities and the common stock

The following briefly summarizes the material differences between the rights of holders of the shares of Preferred Stock or Trust Preferred Securities as currently in effect (prior to receipt of the Preferred Stock Consent which would affect holders of the shares of Preferred Stock) and of holders of the Common Stock to be issued in the Exchange Offer. The discussion below is a summary and is qualified in its entirety by reference to our Composite Articles of Incorporation, including the Certificates of Designation, the amended and restated declaration of trust of each Popular Capital Trust I, Banponce Trust I, Popular North America Capital Trust I and Popular Capital Trust II (the “Declarations of Trust”) and the indentures governing the related underlying series of junior subordinated debt (the “Indentures”), and our amended and restated by-laws (the “Bylaws”), each of which is exhibit to the registration statement of which this prospectus is a part. We urge you to read these documents for a more complete understanding of the differences between the shares of Preferred Stock or Trust Preferred Securities and the Common Stock.

GOVERNING DOCUMENTS

Shares of Preferred Stock:    Holders of shares of Preferred Stock have their rights set forth in our Certificate of Incorporation, including the applicable Certificate of Designation, the Bylaws and Puerto Rico law. Certain rights of the holders of Preferred Stock would be affected by the Preferred Stock Consent; see “Summary—Preferred Stock Consent” and “The Exchange Offer—Purpose and Background of the Transactions—Preferred Stock Consent.”

Trust Preferred Securities:    Holders of Trust Preferred Securities have their rights set forth in the applicable Declaration of Trust, the Statutory Trust Act of the State of Delaware and the Trust Indenture Act.

Common Stock:    Holders of shares of our Common Stock will have their rights set forth in the Certificate of Incorporation, the Bylaws and Puerto Rico law.

DIVIDENDS AND DISTRIBUTIONS

Shares of Preferred Stock:    The shares of Preferred Stock rank senior to the Common Stock and any other stock that is expressly junior to the Preferred Stock as to payment of dividends. Dividends on shares of Preferred Stock are not mandatory and are not cumulative. Holders of shares of Preferred Stock are entitled to receive dividends, when, as, and if declared by our board of directors, out of assets legally available under Puerto Rico law for payment, payable monthly. On June 8, 2009, we announced the suspension of dividends on our Common Stock and on our Series A and Series B Preferred Stock following the payment of the dividend on the Preferred Stock for the month of June on June 30, 2009. Either as a result of giving effect to the Series C Preferred Stock Exchange or the exchange of Series C Preferred Stock into newly issued trust preferred securities, as described below, the U.S. Treasury will continue to receive dividends with respect to its investment in our securities despite the suspension of dividends on our Common Stock and on the Series A and Series B Preferred Stock.

We must pay, or declare and set apart for payment, dividends on each series of Preferred Stock before we may pay dividends or make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, any of Popular’s junior stock, including the Common Stock, subject to certain exceptions.

Comparison of rights between the preferred stock, trust preferred securities and the common stock

Trust Preferred Securities:    Holders of the Trust Preferred Securities are entitled to receive cumulative distributions at a fixed annual percentage rate, payable either monthly or semi-annually, depending on the series of Trust Preferred Security. Distributions not paid when due accumulate additional interest. The funds available to each trust for distributions on the Trust Preferred Securities are limited to payments received from Popular or Popular North America on the series of junior subordinated debt held by the applicable trust.

If we defer interest payments on a series of junior subordinated debt, distributions on the related series of Trust Preferred Securities will also be deferred. During a deferral period, also called an extension period, we cannot pay any dividends or make any distributions relating to, or redeem, purchase, acquire or make a liquidation payment relating to, any of Popular’s capital stock, including the Common Stock and the Preferred Stock, or make an interest, principal or premium payments on or repurchase any of our debt securities that rank equally with or junior to the relevant series of junior subordinated debt, subject to certain exceptions.

Common Stock:    Subject to the preferential rights of any other class or series of capital stock, including the Preferred Stock, holders of our Common Stock will be entitled to receive such dividends when, as and if declared by our board of directors. On June 8, 2009, we announced that dividend payments on our Common Stock were being suspended.

RANKING

Shares of Preferred Stock:    Each series of Preferred Stock currently ranks senior to the Common Stock with respect to dividend rights and rights upon liquidation, dissolution or winding-up of Popular. Each series of shares of Preferred Stock is equal in right of payment with the other outstanding series of shares of Preferred Stock. The shares of Preferred Stock rank junior in right of payment to all of our existing and future indebtedness and the Trust Preferred Securities. The liquidation preference of the shares of Preferred Stock is $25 per share, plus any accumulated and unpaid dividends on such share.

If the Series C Preferred Stock Exchange is approved, the Series C Preferred Stock will receive dividends in preference or priority to holders of our Common Stock and Preferred Stock not tendered in the Exchange Offer.

Trust Preferred Securities:    Each series of Trust Preferred Securities currently ranks senior with respect to rights upon liquidation, dissolution or winding-up of Popular to the Common Stock and the shares of Preferred Stock. Each series of Trust Preferred Securities is equal in right of payment with the other outstanding series of Trust Preferred Securities, and each series of Trust Preferred Securities is equal in right of payment with the other outstanding series of Trust Preferred Securities. Generally, the Trust Preferred Securities rank junior in right of payment to all of our “senior indebtedness” (as defined in the relevant junior subordinated debt indenture, as amended). The liquidation amount of the Trust Preferred Securities may be either $25 or $1,000 per share, plus any accrued and unpaid distributions on such Trust Preferred Security.

Common Stock:    The Common Stock will rank junior with respect to dividend rights and rights upon liquidation, dissolution or winding-up of Popular to all other securities and indebtedness of Popular.

CONVERSION RIGHTS

None of the shares of Preferred Stock, Trust Preferred Securities or Common Stock are convertible into other securities.

Comparison of rights between the preferred stock, trust preferred securities and the common stock

VOTING RIGHTS

Shares of Preferred Stock:    Whenever dividends remain unpaid on the shares of Preferred Stock or any other class or series of preferred stock that ranks on parity with shares of Preferred Stock as to payment of dividends and having equivalent voting rights (“Parity Stock”) for at least 18 monthly dividend periods (whether or not consecutive), the number of directors constituting the board of directors will be increased by two members and the holders of the shares of Preferred Stock together with holders of Parity Stock, voting separately as a single class, will have the right to elect the two additional members of the board of directors. When Popular has paid full dividends on any class or series of non-cumulative Parity Stock for at least 12 consecutive months following such non-payment, and has paid cumulative dividends in full on any class or series of cumulative Parity Stock, the voting rights will cease and the authorized number of directors will be reduced by two.

In addition, holders of shares of Preferred Stock currently have the right to vote as a separate class with all other series of Parity Stock adversely affected by and entitled to vote thereon (except preferred stock currently held by the U.S. Treasury, which votes as a separate class), with respect to:

➢

any amendment, alteration or repeal of the provisions of the Certificate of Incorporation, including the relevant Certificate of Designations, or Bylaws that would alter or change the voting powers, preferences or special rights of such series of shares of Preferred Stock so as to affect them adversely;

➢

any amendment or alteration of the Certificate of Incorporation to authorize or increase the authorized amount of any shares of, or any securities convertible into shares of, any of Popular’s capital stock ranking prior to such series of shares of Preferred Stock; or

➢	the consummation of a binding share exchange or reclassification involving such series of shares of Preferred Stock or a merger or consolidation of Popular with another entity.

Approval of two-thirds of such shares is required.

Trust Preferred Securities:    Generally, holders of the Trust Preferred Securities do not have any voting rights with respect to Popular, but do not have the right to vote on modifications to certain documents governing the Trust Preferred Securities.

Common Stock:    Holders of shares of our Common Stock will be entitled to one vote per share on all matters voted on by Popular’s stockholders.

Comparison of rights between the preferred stock, trust preferred securities and the common stock

REDEMPTION

Preferred Stock

Optional Redemption by Popular.    Popular may redeem all or a portion of each series of shares of Preferred Stock, at its option on or after the date set forth in the table below at the redemption prices set forth below, on any dividend payment date for which dividends have been declared in full.

CUSIP	Title of Securities Represented by shares of Preferred Stock	Redemption Period	Redemption Price Per Share
733174304	6.375% Non-cumulative Monthly Income Preferred Stock, Series A	March 31, 2009 to March 30, 2010	$25.25
		March 31, 2010 and thereafter	25.00
733174403	8.25% Non-cumulative Monthly Income Preferred Stock, Series B	May 28, 2013 to May 28, 2014	25.50
		May 29, 2014 to May 28, 2015	25.25
		May 29, 2015 and thereafter	25.00

Redemption at Option of Holder.    The shares of Preferred Stock are not redeemable at the option of the holders.

Trust Preferred Securities

Optional Redemption by the Trusts.    The Trusts will redeem the Trust Preferred Securities on the dates and to the extent the related junior subordinated debt securities are redeemed by Popular or Popular North America, as applicable. Popular may redeem, in whole, at any time, or in part, from time to time, the related junior subordinated debt securities set forth in the table below on or after the date set forth below at the redemption price set forth below expressed as a percentage of the principal amount to be redeemed plus any accrued and unpaid interest thereon through the date of redemption.

CUSIP	Title of Securities	First Redemption Date	Redemption Price as a Percentage of Principal Amount
066915AA7	8.327% Trust Preferred Securities	February 1, 2007	(1)
733186AA8	6.564% Trust Preferred Securities	At any time	100	%(2)
73317W203	6.70% Cumulative Monthly Income Trust Preferred Securities	November 1, 2008	100%
73317H206	6.125% Cumulative Monthly Income Trust Preferred Securities	December 1, 2009	100%

(1)	Declining redemption prices commencing at 104.1635% for redemption on February 1, 2007 to 100% for redemptions on or after February 1, 2017.
(2)	In the case of the 6.564% Trust Preferred Securities, the redemption price is the greater of (x) 100% of the principal amount to be redeemed and (2) the sum of the present value of the scheduled payments of principal and interest from the redemption date to the scheduled maturity date.

All Trust Preferred Securities may also be redeemed by Popular, in whole or in part, at varying redemption prices at any time if certain changes in tax, investment company or bank regulatory law or interpretation occur and certain other conditions are satisfied.

Comparison of rights between the preferred stock, trust preferred securities and the common stock

Redemption at Option of Holder.    The Trust Preferred Securities are not redeemable at the option of the holders.

Common Stock

We have no obligation or right to redeem our Common Stock.

LISTING

Shares of Preferred Stock:    Each series of the Preferred Stock is listed on the Nasdaq Stock Market. However, we intend to delist each series of Preferred Stock from the Nasdaq Stock Market and we do not intend to apply for listing of any series of shares of Preferred Stock on any other securities exchange. To the extent permitted by law, we intend to deregister each outstanding series of Preferred Stock under the Exchange Act.

Trust Preferred Securities:    The 8.327% Trust Preferred Securities and the 6.564% Trust Preferred Securities are not listed for trading on any securities exchange. The 6.70% Trust Preferred Securities and the 6.125% Trust Preferred Securities are each listed for trading on the Nasdaq Stock Market.

Common Stock:    The Common Stock is listed for trading on the Nasdaq Stock Market.

Security Ownership of Certain Beneficial Owners and Management

Effective January 1, 2005, we adopted an Executive Stock Ownership Requirements Policy, which establishes common stock ownership requirements for the Named Executive Officers (“NEOs”), defined as the Chief Executive Officer (“CEO”) and Chairman of the Board and the members of the Corporate Leadership Circle (“CLC”). The CEO is required to own the common stock amounting to at least five times his base salary. Other NEOs are required to own common stock amounting to at least three times their base salary. For purposes of determining stock ownership under the guidelines, ownership shares are made up of shares purchased in the open market; shares jointly owned with or separately by spouse and/or children; shares held in the Savings and Investment Plan (401(k) or 1165(e) Plans); shares purchased through the 2001 Stock Option Plan; NEOs non-qualified deferred share awards; vested restricted stock; and shares of our common stock held in a trust established for estate and/or tax planning purposes that is revocable by the NEOs and/or the NEOs’ spouse.

NEOs who have worked for Popular for more than five years must comply with their stock ownership requirements within three years of the first day of the year following their appointment to a position subject to the requirements. Those who have worked for Popular for less than five years must achieve compliance within five years of the first day of the year following their appointment to a position subject to the requirements. If an NEO’s requirement changes because of a promotion, a three-year period is granted to achieve the new requirement. Once the requirement is achieved, the corresponding ownership level must be maintained for as long as the NEO is subject to the stock ownership requirements. Failure to meet the stock ownership requirements within the appropriate timeframe may result in the payment of future short-term incentive awards in the form of stock rather than cash. The stock ownership requirements are revised every five years.

All NEOs are currently in compliance with our stock ownership requirements.

Comparison of rights between the preferred stock, trust preferred securities and the common stock

Effective June 9, 2004, each director not employed by Popular must own common stock with a dollar value equal to five times his or her annual retainer. Such ownership level was required to be achieved by June 9, 2007 for directors serving on June 9, 2004 and within three years of being named or elected as a director for directors named or elected after June 9, 2004. Each director and nominee for director is currently in compliance with his or her common stock ownership requirements.

The following table sets forth the beneficial ownership of our common stock and Preferred Stock as of May 31, 2009, for each director and nominee for director and each NEO and by all directors (including nominees), NEOs, the Corporate Secretary and the Principal Accounting Officer as a group.

Common Stock

Name	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Juan J. Bermúdez	1,590,010	(2)	*
Richard L. Carrión	3,275,664	(3)	1.16
María Luisa Ferré	6,561,004	(4)	2.33
Michael T. Masin	70,083		*
Manuel Morales Jr.	477,442	(5)	*
Francisco M. Rexach Jr.	408,917	(6)	*
Frederic V. Salerno	96,766		*
William J. Teuber Jr.	57,186		*
José R. Vizcarrondo	105,394		*
David H. Chafey Jr.	652,966		*
Jorge A. Junquera	692,190	(7)	*
Amílcar L. Jordán	135,405		*
Eduardo J. Negrón	49,789		*
Brunilda Santos de Álvarez	161,791		*
Felix M. Villamil	155,081		*
All directors and NEOs, Corporate Secretary and the Principal Accounting Officer as a group (17 persons as a group)	14,571,556		5.17

Comparison of rights between the preferred stock, trust preferred securities and the common stock

Preferred Stock

Name	Title of Security	Amount and Nature of Beneficial Ownership(1)		Percent of Class
Juan J. Bermúdez	Series B Preferred Stock	63,600		**
Richard L. Carrión	Series A Preferred Stock	7,156	(8)	**
	Series B Preferred Stock	4,000	(9)	**
María Luisa Ferré	Series B Preferred Stock	4,175	(10)	**
Jorge A. Junquera	Series B Preferred Stock	13,260		**
José R. Vizcarrondo	Series B Preferred Stock	12,000		**
All directors and NEOs, Corporate Secretary and the Principal Accounting Officer as a group (17 persons as a group)	Series A Preferred Stock	7,156		**
	Series B Preferred Stock	97,035		**

*	Represents less than 1% of our outstanding common stock.

**	Represents less than 1% of our outstanding Series A Preferred Stock or Series B Preferred Stock, as applicable.

(1)

For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the 1934 Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of a security if that person has the right to acquire beneficial ownership of such security within 60 days. Therefore, it includes the number of shares of common stock that could be purchased by exercising stock options that were exercisable as of May 31, 2009 or within 60 days after that date, as follows: Mr. Bermúdez, 16,122; Ms. Ferré, 16,122; Mr. Morales, 16,122; Mr. Rexach, 16,122; Mr. Salerno, 6,058; Mr. Vizcarrondo, 1,274; Mr. Chafey, 206,106; Mr. Junquera, 181,374; Mr. Jordán, 38,816; Mr. Negrón, 39,521; Ms. Santos de Álvarez, 92,748; Mr. Villamil, 82,893; and Ms. González, 18,153; which represent 731,431 shares for all directors and NEOs, the Corporate Secretary, and the Principal Accounting Officer as a group. Also, it includes shares granted under the Popular, Inc. 2004 Omnibus Incentive Plan and the Senior Executive Long-Term Incentive Plan, subject to transferability restrictions and/or forfeiture upon failure to meet vesting conditions, as follows: Mr. Bermúdez, 44,374; Mr. Carrión, 129,997; Ms. Ferré, 32,486; Mr. Masin, 33,920; Mr. Morales, 57,803; Mr. Rexach, 37,153; Mr. Salerno, 51,242; Mr. Teuber, 47,714; Mr. Vizcarrondo, 32,486; Mr. Chafey, 50,854; Mr. Junquera, 37,293; Mr. Jordán, 20,342; Mr. Negrón 1,798; Ms. Santos de Álvarez, 20,342; Mr. Villamil, 20,342; and Ms. González, 1,892; which represent 639,349 shares for all directors and NEOs, the Corporate Secretary, and the Principal Accounting Officer as a group. As of May 31, 2009, there were 282,031,108 shares of common stock outstanding, 7,475,000 shares of Series A Preferred Stock outstanding, and 16,000,000 shares of Series B Preferred Stock outstanding.

(2)	This amount includes 36,417 shares owned by his wife, as to which Mr. Bermúdez disclaims beneficial ownership.

(3)

Mr. Carrión owns 1,462,428 shares and also has indirect investment power over 56,887 shares owned by his children and 2,077 shares owned by his wife. Mr. Carrión has 1,070,774 shares pledged as collateral. Mr. Carrión, has a 17.89% ownership interest in Junior Investment Corporation, which owns 9,805,882 shares of which 1,754,272 are included in the table as part of Mr. Carrión’s holdings. Junior Investment Corporation has 4,633,796 shares pledged as collateral.

(4)	Ms. Ferré has direct or indirect investment and voting power over 6,561,004 shares. Ms. Ferré owns 39,483 shares and has indirect investment and voting power over 3,081,087 shares owned by FRG,

Comparison of rights between the preferred stock, trust preferred securities and the common stock

Inc., 437,400 shares owned by The Luis A. Ferré Foundation, 2,970 shares owned by RANFE, Inc., 2,961,647 shares owned by El Día, Inc, and 22,300 shares owned by her husband. Shares owned by The Luis A. Ferré Foundation and shares owned by El Día, Inc. have been pledged as collateral.

(5)	This amount includes 386,365 shares owned by Mr. Morales’ parents over which he has voting power as attorney-in-fact.

(6)	This amount includes 45,792 shares held by Capital Assets, Inc., over which Mr. Rexach has indirect voting power as President and shareholder.

(7)	This number includes 24,868 shares owned by Mr. Junquera’s son and daughter over which he has voting power and disclaims beneficial ownership.

(8)	Junior Investment Corporation owns 40,000 shares of Series A Preferred Stock. The amount shown in the table reflects Mr. Carrión’s ownership of 17.89% of Junior Investment Corporation.

(9)	The amount shown in the table reflects shares owned by his wife.

(10)	The amount shown in the table reflects shares owned by her husband.

Following is the information with respect to any person, including any “group” as that term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, (the “1934 Act”) who is known to Popular to beneficially own more than five percent (5%) of the outstanding common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)		Percent of Class(2)
State Farm Mutual Automobile Insurance Company (and related entities)	18,265,553	(3)	6.48%
—One State Farm Plaza
Bloomington, IL 61710
Wellington Management Company, LLP	24,498,766	(4)	8.69%
—75 State Street
Boston, MA 02109

(1)	For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the 1934 Act.

(2)	Based on 282,031,108 shares of common stock outstanding as of May 31, 2009.

(3)

On February 10, 2009, State Farm Mutual Automobile Insurance Company (“State Farm”) and affiliated entities filed a Schedule 13G/A with the Securities and Exchange Commission (the “SEC”) reflecting their common stock holdings as of December 31, 2008. According to this statement, State Farm and its affiliates may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the 1934 Act and could also be deemed to be the beneficial owners of 18,265,553 shares of common stock. However, State Farm and each such affiliate disclaims beneficial ownership as to all shares as to which such person has no right to receive the proceeds of sale of the shares, and also disclaims that it is part of a “group.”

(4)

On February 17, 2009, Wellington Management Company, LLP (“Wellington”) filed a Schedule 13G with the SEC reflecting their common stock holdings as of December 31, 2008. According to this statement, Wellington, in its capacity as investment advisor, may be deemed to beneficially own 24,498,766 of common stock which are held of record by Wellington clients.

Taxation

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO U.S. HOLDERS AND PUERTO RICO CORPORATIONS

The following summary describes the material U.S. federal income tax consequences relating to the exchange of the shares of Preferred Stock or Trust Preferred Securities pursuant to the Exchange Offer and to the receipt, ownership and disposition of shares of our Common Stock received upon such exchange by U.S. Holders (as defined below) and corporations organized under the laws of Puerto Rico (“PR Corporations”). The following discussion constitutes the opinion of our tax counsel, Sullivan & Cromwell LLP. It applies to you only if you acquire the shares of our Common Stock in the Exchange Offer and you hold your shares of Preferred Stock or Trust Preferred Securities and your shares of our Common Stock as capital assets for U.S. federal income tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules under the U.S. federal income tax laws, such as:

➢	a dealer in securities or currencies,

➢	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,

➢	a bank,

➢	an insurance company,

➢	a tax-exempt organization,

➢	a person who owns shares of Preferred Stock or Trust Preferred Securities that are a hedge or that are hedged against interest rate risks,

➢	a person who owns shares of Preferred Stock or Trust Preferred Securities or Common Stock as part of a straddle or conversion transaction for tax purposes,

➢	a U.S. Holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar, or

➢	a U.S. expatriate.

As used herein, the term “U.S. Holder” means a beneficial owner of shares of Preferred Stock or Trust Preferred Securities that does not own directly, constructively or by attribution 10% or more of the voting stock of Popular and is, for U.S. federal income tax purposes:

➢	a citizen or resident individual of the U.S.,

➢	a domestic corporation,

➢	an estate the income of which is subject to U.S. federal income tax regardless of its source, or

➢	a trust if a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

The term “U.S. Holder” does not include individual Puerto Rico residents who are not citizens or residents of the United States nor does it include PR Corporations. As used herein, the term “Puerto Rico U.S. Holder” means an individual U.S. Holder who is a bona fide resident of Puerto Rico during the entire taxable year (or, in certain cases, a portion thereof) within the meaning of Sections 933 and 937 of the Internal Revenue Code of 1986, as amended (the “Code”).

This section does not consider the specific facts and circumstances that may be relevant to a particular holder and does not address alternative minimum tax considerations or the treatment of a holder under

Taxation

the laws of any state, local or foreign taxing jurisdiction. This section is based on the tax laws of the United States, including the Code, existing and proposed regulations, and administrative and judicial interpretations, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the shares of Preferred Stock or Trust Preferred Securities, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the shares of Preferred Stock or Trust Preferred Securities should consult its tax advisor with regard to the U.S. federal income tax treatment of the Exchange Offer and of receiving, owning and disposing of shares of our Common Stock received by you pursuant to the Exchange Offer.

Please consult your own tax advisor concerning the consequences of owning the shares of Preferred Stock or Trust Preferred Securities, participating in the Exchange Offer and of receiving, owning, and disposing of shares of our Common Stock received in the Exchange Offer in your particular circumstances, as well as any tax consequences that may arise under the laws of any state, local or foreign taxing jurisdiction.

TREATMENT OF THE EXCHANGE OFFER

Exchange of Shares of Preferred Stock for Common Stock pursuant to the Exchange Offer

The exchange of the shares of Preferred Stock for shares of our Common Stock pursuant to the Exchange Offer will be treated as a recapitalization for U.S. federal income tax purposes. Therefore, no gain or loss will be recognized by you upon the exchange. Accordingly, your U.S. federal income tax basis in the shares of our Common Stock received in such an exchange will be the same as your adjusted U.S. federal income tax basis in the shares of Preferred Stock surrendered, and your holding period for such shares of Common Stock will include your holding period for the shares of Preferred Stock that were exchanged.

Exchange of the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities for Common Stock pursuant to the Exchange Offer

This subsection is based on the treatment of the Trusts as grantor trusts and on the treatment of the debt securities held by the related trusts (the “Underlying Debt Securities”) as our indebtedness for U.S. federal income tax purposes. In connection with the original issuance of the 6.70% Trust Preferred Securities and 6.125% Trust Preferred Securities, Pietrantoni Méndez & Alvarez LLP, our tax counsel for those transactions, rendered their opinion that based on certain qualifications, limitations and assumptions set forth therein, for U.S. federal income tax purposes, the relevant Trusts should be classified as grantor trusts and the Underlying Debt Securities should be classified as our indebtedness. The rest of this subsection assumes that such treatment will apply to the Trusts and the Underlying Debt Securities.

A holder of a 6.70% Trust Preferred Security or a 6.125% Trust Preferred Security is treated for U.S. federal income tax purposes as the beneficial owner of a ratable share of the Underlying Debt Securities. Therefore, the exchange of the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities for shares of our Common Stock pursuant to the Exchange Offer will be treated as an exchange of the Underlying Debt Securities for shares of our Common Stock for U.S. federal income tax purposes, and will be a recapitalization. Therefore, except as described below with respect to any payments for accrued and unpaid distributions, no gain or loss will be recognized by you upon the exchange. Accordingly, your U.S. federal income tax basis in the Common Stock received in such an exchange will be the same as

Taxation

your adjusted U.S. federal income tax basis in the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities surrendered, and your holding period for such shares of Common Stock received by you pursuant to the Exchange Offer will include your holding period for the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities that were exchanged.

Unless you are a Puerto Rico U.S. Holder, payment of any accrued and unpaid distributions on your 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities in the exchange will be taxable as ordinary interest income (to the extent not previously taken into income).

If you acquired a 6.70% Trust Preferred Security or 6.125% Trust Preferred Security for an amount that is less than the stated principal amount of a ratable share of the Underlying Debt Securities, the amount of such difference is generally treated as “market discount” on the Underlying Debt Securities for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the 6.70% Trust Preferred Security or 6.125% Trust Preferred Security to the maturity date of the Underlying Debt Securities, unless you make an irrevocable election (on an instrument-by-instrument basis) to accrue market discount under a constant yield method. Unless you are a Puerto Rico U.S. Holder, if you exchange 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities with accrued market discount for shares of our Common Stock received by you pursuant to the Exchange Offer, any gain on the subsequent disposition of such shares of our Common Stock will be treated as ordinary interest income to the extent of such accrued market discount that has not previously been included in income.

If you are Puerto Rico U.S. Holder, any payments of accrued and unpaid distributions you receive or gain attributable to market discount with respect to the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities will constitute gross income from sources within Puerto Rico and will not be included in your gross income for, and will be exempt from, U.S. federal income taxation. In addition, for U.S. federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income.

If you are a PR Corporation, generally, any payments of accrued and unpaid distributions you receive or gain attributable to market discount with respect to the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities will not be subject to U.S. federal income tax if the distributions or gain is not effectively connected with a United States trade or business of the PR Corporation. The Code provides special rules for PR Corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” or “Passive Foreign Investment Companies” for U.S. federal income tax purposes.

Exchange of the 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities for Common Stock pursuant to the Exchange Offer

This subsection is based on the treatment of the Trusts as grantor trusts and on the treatment of the Underlying Debt Securities as indebtedness of Banponce Financial Corp. (in the case of the 8.327% Trust Preferred Securities) and Popular North America, Inc. (in the case of the 6.564% Trust Preferred Securities) for U.S. federal income tax purposes. In connection with the original issuance of the 8.327% Trust Preferred Securities, Sullivan & Cromwell LLP, Banponce Financial Corp.’s tax counsel for the transaction, rendered their opinion that based on certain qualifications, limitations and assumptions set forth therein, for U.S. federal income tax purposes the relevant Trust will not be taxable as a corporation, and treated the Underlying Debt Securities as indebtedness of Banponce Financial Corp. In connection with the original issuance of the 6.564% Trust Preferred Securities, Sullivan & Cromwell

Taxation

LLP, our tax counsel for the transaction, rendered their opinion that based on certain qualifications, limitations and assumptions set forth therein, for U.S. federal income tax purposes the Trust will be classified as a grantor trust and the Underlying Debt Securities will be classified as indebtedness of Popular North America, Inc. The rest of this subsection assumes that such treatments will apply to the Trusts and the Underlying Debt Securities.

General.    A holder of an 8.327% Trust Preferred Security or a 6.564% Trust Preferred Security is treated for U.S. federal income tax purposes as the beneficial owner of a ratable share of the Underlying Debt Securities. Therefore, the exchange of the 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities for shares of our Common Stock pursuant to the Exchange Offer will be treated as an exchange of the Underlying Debt Securities for shares of our Common Stock for U.S. federal income tax purposes.

U.S. Holders other than Puerto Rico U.S. Holders.    Such exchange will generally result in a taxable gain or loss in an amount equal to the difference between the fair market value of the Common Stock received and your adjusted U.S. federal income tax basis in the 8.327% Trust Preferred Security or 6.564% Trust Preferred Security. Subject to the discussion below regarding “market discount,” such gain or loss generally constitutes a capital gain or loss. Capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 15 percent where the holder has a holding period for U.S. federal income tax purposes in the property of more than one year. There are limits on the deductibility of capital losses for both corporate and non-corporate holders.

Your initial U.S. federal income tax basis in the shares of our Common Stock received in the exchange will be equal to its fair market value, and your holding period with respect to the shares of our Common Stock received by you will begin on the day following the settlement date.

Payment of any accrued and unpaid distributions on your 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities in the exchange will be taxable as ordinary interest income (to the extent not previously taken into income).

If you acquired an 8.327% Trust Preferred Security or 6.564% Trust Preferred Security for an amount that is less than the stated principal amount of a ratable share of the Underlying Debt Securities, the amount of such difference is generally treated as “market discount” on the Underlying Debt Securities for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. In general, market discount will be considered to accrue ratably during the period from the date of the purchase of the 8.327% Trust Preferred Security or 6.564% Trust Preferred Security to the maturity date of the Underlying Debt Securities, unless you make an irrevocable election (on an instrument-by- instrument basis) to accrue market discount under a constant yield method. If you exchange 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities with accrued market discount for shares of our Common Stock pursuant to the Exchange Offer, any gain recognized will be treated as ordinary interest income to the extent of such accrued market discount that has not previously been included in income.

Puerto Rico U.S. Holders.    In general, subject to the discussion below concerning “market discount,” gain from the exchange of 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities for our Common Stock pursuant to the Exchange Offer by a Puerto Rico U.S. Holder that is a resident of Puerto Rico will constitute income from sources within Puerto Rico and will not be includible in said holder’s gross income for, and will be exempt from U.S. federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income.

Taxation

Payment of any accrued and unpaid distributions on 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities in the exchange will be taxable and included by a Puerto Rico U.S. Holder in such holder’s gross income as ordinary interest income (to the extent not previously taken into income). In addition, though not entirely free from doubt, any amount of gain attributable to “market discount” (as described above under “—U.S. Holders other than Puerto Rico U.S. Holders”) should also be taxable and included by a Puerto Rico U.S. Holder in such holder’s gross income as ordinary interest income.

PR Corporations.    Generally, if you are a PR Corporation, you will not recognize any gain or loss on the exchange of 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities for shares of our Common Stock pursuant to the Exchange Offer for U.S. federal income tax purposes.

The accrued but unpaid distributions on the 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities paid to you in the exchange will not be subject to U.S. federal income and withholding tax provided that (a) the distributions on the 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities are not effectively connected with your conduct of a trade or business in the U.S., (b) you do not actually or constructively own 10% or more of the total combined voting power of all classes of the voting stock of the issuer of the Underlying Debt Securities and are not a controlled foreign corporation related to such issuer through stock ownership, and (c) you comply with certain certification requirements. The Code provides special rules for PR Corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” or “Passive Foreign Investment Companies” for U.S. federal income tax purposes.

U.S. HOLDERS OF COMMON STOCK

Taxation of Dividends

General.    Under the source of income rules of the Code, dividends on shares Common Stock will constitute gross income from sources outside the United States if less than 25% of Popular’s gross income for the previous three taxable years is effectively connected with a trade or business in the United States. Since its incorporation in 1984, Popular has not, nor does it expect in the future, that 25% or more of its gross income will be effectively connected with a trade or business in the United States. Accordingly, dividends paid on shares of our Common Stock distributed by Popular will constitute gross income from sources outside the United States so long as Popular continues to meet the gross income test described above.

U.S. Holders other than Puerto Rico U.S. Holders.    Subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions made with respect to shares of our Common Stock, including the amount of any Puerto Rico taxes withheld on the distribution, will be includible in the gross income of a U.S. Holder, other than a Puerto Rico U.S. Holder, as foreign source gross income to the extent the distributions are paid out of current or accumulated earnings and profits of Popular as determined for U.S. federal income tax purposes. These dividends will not be eligible for the dividends received deduction generally allowed to U.S. Holders that are corporations. To the extent, if any, that the amount of any distribution by Popular exceeds its current and accumulated earnings and profits as determined under U.S. federal income tax principles, it will be treated first as a tax-free return of the U.S. Holder’s tax basis in the shares of our Common Stock and thereafter as gain on the sale or exchange of the Common Stock.

Subject to certain conditions and limitations contained in the Code, any Puerto Rico income tax imposed on dividends distributed by Popular in accordance with Puerto Rico income tax law will be eligible for

Taxation

credit against the U.S. Holder’s U.S. federal income tax liability. See “Certain Puerto Rico Tax Considerations—Ownership and Disposition of Common Stock—Taxation of Dividends” below. For purposes of calculating a U.S. Holder’s U.S. foreign tax credit limitation, dividends distributed by Popular will be income from sources outside the United States, and, depending on your circumstances, will be either passive category income or general category income.

For non-corporate U.S. Holders who are not Puerto Rico U.S. Holders, dividends paid in taxable years beginning before January 1, 2011 that constitute qualified dividend income will be taxable at a maximum tax rate of 15% provided that the shares of our Common Stock are held for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date and meet other holding period requirements. Subject to the discussion under “Passive Foreign Investment Company Rules” below, dividends paid with respect to the shares of our Common Stock generally will be qualified dividend income.

Puerto Rico U.S. Holders.    In general, and subject to the discussion under “Passive Foreign Investment Company Rules” below, distributions of dividends made by Popular on the shares of our Common Stock to a Puerto Rico U.S. Holder will constitute gross income from sources within Puerto Rico and will not be includible in the stockholder’s gross income for, and will be exempt from, U.S. federal income taxation. In addition, for U.S. federal income tax purposes, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income.

PR Corporations.    In general, distributions of dividends made by Popular on the shares of our Common Stock to a PR Corporation will not, in the hands of the PR Corporation, be subject to U.S. federal income tax if the dividends are not effectively connected with a United States trade or business of the PR Corporation. The Code provides special rules for PR Corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” or “Passive Foreign Investment Companies” for U.S. federal income tax purposes.

Taxation of Capital Gains

U.S. Holders other than Puerto Rico U.S. Holders.    A U.S. Holder, other than a Puerto Rico U.S. Holder, will recognize gain or loss on the sale or other disposition of shares of our Common Stock, including redemptions treated as sales or exchanges of shares of our Common Stock under Section 302 of the Code, in an amount equal to the difference between the amount realized on the sale or other disposition and the U.S. Holder’s adjusted U.S. federal income tax basis in the shares of our Common Stock. Subject to the discussion under “Passive Foreign Investment Company Rules” below, the gain or loss will be a capital gain or loss if the shares of our Common Stock are held as a capital asset. Capital gain of a non-corporate U.S. Holder that is recognized in taxable years beginning before January 1, 2011 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. Redemptions of shares of our Common Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be subject to income tax under the Code as dividends to the extent of current and accumulated earnings and profits of Popular and would be treated as described above under “—Taxation of Dividends—U.S. Holders other than Puerto Rico U.S. Holders.”

Gain or loss recognized by a U.S. Holder on the sale or other disposition of our Common Stock generally will be treated as income or loss from sources within the United States for foreign tax credit limitation purposes.

Puerto Rico U.S. Holders.    In general, and subject to the discussion under “Passive Foreign Investment Company Rules” below, gain from the sale or exchange of shares of our Common Stock, including

Taxation

redemptions treated as sales or exchanges of shares of our Common Stock under Section 302 of the Code, by a Puerto Rico U.S. Holder that is a resident of Puerto Rico will constitute income from sources within Puerto Rico, and will not be includible in such stockholder’s gross income for, and will be exempt from U.S. federal income taxation. Also, no deduction or credit will be allowed that is allocable to or chargeable against amounts so excluded from the Puerto Rico U.S. Holder’s gross income. Redemptions of shares of Common Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be treated under the Code as dividends to the extent of current and accumulated earnings and profits of Popular and would be treated as described above under “—Taxation of Dividends—Puerto Rico U.S. Holders.”

PR Corporations.    In general, any gain derived by a PR Corporation from the sale or exchange of Common Stock will not be subject to U.S. federal income tax if the gain is not effectively connected with a United States trade or business of the PR Corporation. The Code provides special rules for PR Corporations that are “Controlled Foreign Corporations,” “Personal Holding Companies,” or “Passive Foreign Investment Companies” for U.S. federal income tax purpose. Redemptions of shares of our Common Stock that are not treated as sales or exchanges under Section 302 of the Code will generally be treated under the Code as dividends to the extent of current and accumulated earnings and profits of Popular and would be treated as described above under “—Taxation of Dividends—PR Corporations.”

Passive Foreign Investment Company Rules

We believe that we should not be treated as a passive foreign investment company (or PFIC) for U.S. federal income tax purposes, but this conclusion is a factual determination that is made annually and thus may be subject to change.

In general, if you are a U.S. Holder, we will be a PFIC with respect to you if for any taxable year in which you held shares of our Common Stock:

➢	at least 75% of our gross income for the taxable year is passive income; or

➢	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.

Passive income generally includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), annuities and gains from assets that produce passive income. If a foreign corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the foreign corporation is treated for purposes of the passive foreign investment company tests as owning its proportionate share of the assets of the other corporation, and as receiving directly its proportionate share of the other corporation’s income.

If we are treated as a PFIC, and you are a U.S. Holder that does not make a mark-to-market election, as described below, you will be subject to special rules with respect to:

➢	any gain you realize on the sale or other disposition of your shares of our Common Stock; and

➢

any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of shares of our Common Stock during the three preceding taxable years or, if shorter, your holding period for such shares of our Common Stock).

Taxation

Under these rules:

(1)	the gain or excess distribution will be allocated ratably over your holding period for the shares of our Common Stock;

(2)	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

(3)	the amount allocated to each prior year, with certain exceptions, will be taxed at the highest tax rate in effect for that year; and

(4)	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.

Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.

If we are a PFIC and you own shares of our Common Stock that is treated as marketable stock, you may make a mark-to-market election. If you make this election, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your Common Stock at the end of the taxable year over your adjusted basis in your shares of our Common Stock. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares of our Common Stock over its fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares of our Common Stock will be adjusted to reflect any such income or loss amounts. Your gain, if any, recognized upon the sale of your shares of our Common Stock will be taxed as ordinary income.

In addition, notwithstanding any election you make with regard to the shares of our Common Stock, dividends that you receive from us will not constitute qualified dividend income to you if we are a PFIC either in the taxable year of the distribution or the preceding taxable year. Moreover, your shares of our Common Stock will be treated as stock in a PFIC if we were a PFIC at any time during your holding period in your shares of our Common Stock, even if we are not currently a PFIC. For purposes of this rule, if you make a mark-to-market election with respect to your shares of our Common Stock, you will be treated as having a new holding period in your shares of our Common Stock beginning on the first day of the first taxable year beginning after the last taxable year for which the mark-to-market election applies. Dividends that you receive that do not constitute qualified dividend income are not eligible for taxation at the 15% maximum rate applicable to qualified dividend income. Instead, you must include the gross amount of any such dividend paid by us out of our accumulated earnings and profits (as determined for U.S. federal income tax purposes) in your gross income, and it will be subject to tax at rates applicable to ordinary income.

Under certain proposed Treasury Regulations under the PFIC provisions of the Code, Puerto Rico U.S. Holders would be subject to the rules described in (3) and (4) above only to the extent that any excess distribution or gain is allocated to a taxable year during which the individual held the shares of our Common Stock and was not a bona fide resident of Puerto Rico during the entire taxable year within the meaning of Sections 933 and 937 of the Code or, in certain cases, a portion thereof. The portion of the excess distribution or gain allocated to the current taxable year of the Puerto Rico U.S. Holders will not be subject to U.S. federal income taxation pursuant to Code Section 933.

If you own shares of our Common Stock during any year that we are a PFIC, you must file Internal Revenue Service Form 8621.

Taxation

BACKUP WITHHOLDING AND INFORMATION REPORTING

U.S. Holders other than Puerto Rico U.S. Holders.    For non-corporate U.S. Holders, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to dividend payments or other taxable distributions made within the United States, and the payment of proceeds to holders from the sale of shares of our Common Stock effected at a United States office of a broker.

Additionally, backup withholding may apply to such payments for non-corporate U.S. holders if: such holder fails to provide an accurate taxpayer identification number, or if Popular is notified by the Internal Revenue Service that the holder has failed to report all interest and dividends required to be shown on federal income tax returns, or in certain circumstances, if the holder fails to comply with applicable certification requirements.

CERTAIN PUERTO RICO TAX CONSIDERATIONS

The following discussion describes the material Puerto Rico tax consequences relating to the exchange of the shares of Preferred Stock or Trust Preferred Securities pursuant to the Exchange Offer and to the receipt, ownership and disposition of shares of our Common Stock received upon exchange. The following discussion constitutes the opinion of our Puerto Rico tax counsel, Pietrantoni Méndez & Alvarez LLP. It applies to you only if you acquire the shares of our Common Stock in the Exchange Offer and you hold your shares of Preferred Stock or Trust Preferred Securities and your shares of our Common Stock as capital assets for Puerto Rico income tax purposes. It does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to exchange the shares of Preferred Stock or Trust Preferred Securities by any particular investor and does not describe any tax consequences arising under the laws of any state, locality or taxing jurisdiction other than Puerto Rico. It does not address special classes of holders, such as life insurance companies, special partnerships, corporations of individuals, registered investment companies, estate and trusts and tax-exempt organizations.

This discussion is based on the tax laws of Puerto Rico as in effect on the date of this prospectus, as well as regulations, administrative pronouncements and judicial decisions available on or before such date and now in effect. All of the foregoing are subject to change, which change could apply retroactively and could affect the continued validity of this summary.

You should consult your own tax advisor as to the application to your particular situation of the tax considerations discussed below, as well as the application of any state, local, foreign or other tax.

For purposes of the following discussion, the term “Puerto Rico Corporation” is used to refer to a corporation organized under the laws of Puerto Rico and the term “foreign corporation” is used to refer to a corporation organized under the laws of a jurisdiction other than Puerto Rico.

TREATMENT OF THE EXCHANGE OFFER

Exchange of shares of Preferred Stock for Common Stock pursuant to the Exchange Offer

Puerto Rico Residents

The exchange of the shares of Preferred Stock for shares of our Common Stock pursuant to the Exchange Offer will be treated as a recapitalization. Therefore, no gain or loss will be recognized by you upon the exchange. Accordingly, your Puerto Rico income tax basis in the shares of our Common Stock received in such an exchange should be the same as your Puerto Rico income tax basis in the shares of Preferred Stock surrendered, and your holding period for such shares of our Common Stock should include your holding period for the shares of Preferred Stock that were exchanged.

Taxation

Non-Puerto Rico Residents

Generally, the exchange of the shares of Preferred Stock for shares of our Common Stock pursuant to the Exchange Offer should not result in the recognition of gain or loss for Puerto Rico income tax purposes since the exchange will be treated as a recapitalization.

Exchange of the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities for Common Stock pursuant to the Exchange Offer

This subsection is based on the treatment of the Trusts as grantor trusts and on the treatment of the debt securities held by the related trusts (the “Underlying Debt Securities”) as our indebtedness for Puerto Rico income tax purposes. In connection with the original issuance of the 6.70% Trust Preferred Securities and 6.125% Trust Preferred Securities, Pietrantoni Méndez & Alvarez LLP, our tax counsel for those transactions, rendered their opinion that based on certain qualifications, limitations and assumptions set forth therein, for Puerto Rico income tax purposes the relevant Trusts shall be classified as grantor trusts and the Underlying Debt Securities are classified as our indebtedness. The rest of this subsection assumes that such treatment will apply to the Trusts and the Underlying Debt Securities.

A holder of a 6.70% Trust Preferred Security or a 6.125% Trust Preferred Security it treated for Puerto Rico income tax purposes as the beneficial owner of a ratable share of the Underlying Debt Securities. Therefore, the exchange of the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities for shares of our Common Stock pursuant to the Exchange Offer will be treated as an exchange of the Underlying Debt Securities for shares of our Common Stock for Puerto Rico income tax purposes, and will be a recapitalization. Therefore, except as described below with respect to any payments for accrued and unpaid distributions, no gain or loss will be recognized by you upon the exchange. Accordingly, your Puerto Rico income tax basis in the shares of our Common Stock received in such an exchange will be the same as your adjusted Puerto Rico income tax basis in the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities surrendered, and your holding period for such shares of our Common Stock received pursuant to your tender of securities in the Exchange Offer will include your holding period for the 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities that were exchanged.

The fair market value of any shares of Common Stock received by you attributable to accrued but unpaid interest on the Underlying Debt Securities, although not free from doubt, should be taxable as ordinary income (to the extent not previously taken into income) for individual residents of Puerto Rico up to a maximum of 33% and in the case of Puerto Rico corporations up to a maximum of 39%. All other holders of Trust Preferred Securities should consult their tax advisors with respect to the Puerto Rico income taxation of accrued but unpaid interest on the Underlying Debt Securities subject to the exchange. Your initial Puerto Rico income tax basis in any shares of our Common Stock treated as an interest payment should be equal to its fair market value immediately after the settlement date, and your holding period with respect to such shares of our Common Stock should begin on the day following the settlement date.

If you acquired a 6.70% Trust Preferred Security or 6.125% Trust Preferred Security for an amount that is less than the stated principal amount of a ratable share of the Underlying Debt Securities, the amount of such difference is generally treated as “market discount” on the Underlying Debt Securities for Puerto Rico income tax purposes. Such security holders are advised to consult their tax advisors as to the Puerto Rico income tax consequences of the disposition of shares of our Common Stock acquired pursuant to the Exchange Offer.

Taxation

Exchange of the 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities for Common Stock pursuant to the Exchange Offer

This subsection is based on the treatment of the Trusts as grantor trusts and on the treatment of the Underlying Debt Securities as indebtedness of Banponce Financial Corp. (in the case of the 8.327% Trust Preferred Securities) and Popular North America, Inc. (in the case of the 6.564% Trust Preferred Securities) for Puerto Rico income tax purposes. In connection with the original issuance of the 8.327% Trust Preferred Securities, Sullivan & Cromwell LLP, Banponce Financial Corp.’s tax counsel for the transaction, rendered their opinion that based on certain qualifications, limitations and assumptions set forth therein, for U.S. federal income tax purposes the relevant Trust will not be taxable as a corporation, and treated the Underlying debt Securities as indebtedness of Banponce Financial Corp. In connection with the original issuance of the 6.564% Trust Preferred Securities, Sullivan & Cromwell LLP, our tax counsel for the transaction, rendered their opinion that based on certain qualifications, limitations and assumptions set forth therein, for U.S. federal income tax purposes the Trust will be classified as a grantor trust and the Underlying Debt Securities will be classified as indebtedness of Popular North America, Inc. Based on significant similarities between U.S. federal income tax law and Puerto Rico income tax law on this subject our tax counsel, Pietrantoni Méndez & Alvarez LLP, are of the opinion that the same treatment should apply to the Trusts and the Underlying Debt Securities for purposes of Puerto Rico income tax law. The rest of this subsection assumes that such treatments will apply to the Trusts and the Underlying Debt Securities.

General.    A holder of an 8.327% Trust Preferred Security or a 6.564% Trust Preferred Security is treated for Puerto Rico income tax purposes as the beneficial owner of a ratable share of the Underlying Debt Securities. Therefore, the exchange of the 8.327% Trust Preferred Securities or 6.564% Trust Preferred Securities for our Common Stock pursuant to the Exchange Offer will be treated as an exchange of the Underlying Debt Securities for our shares of Common Stock for Puerto Rico income tax purposes.

Puerto Rico and Non-Puerto Rico Residents.    Such exchange will generally result in a taxable gain or loss in an amount equal to the difference between the fair market value of the shares of our Common Stock received and your adjusted Puerto Rico income tax basis in the 8.327% Trust Preferred Security or 6.564% Trust Preferred Security. Subject to the discussion below regarding “market discount”, such gain or loss generally constitutes a capital gain or loss. Capital gain on the exchange would be subject to the tax treatment applicable to the shares of our Common Stock as described under the heading “Taxation of Gains Upon Sales or Exchanges”.

Your initial Puerto Rico income tax basis in the shares of our Common Stock received in the exchange will be equal to its fair market value, and your holding period with respect to the shares of our Common Stock will begin on the day following the settlement date.

The fair market value of any shares of our Common Stock received by you attributable to accrued but unpaid interest on the Underlying Debt Securities, although not free from doubt, should be taxable as ordinary income (to the extent not previously taken into income) for individual residents of Puerto Rico up to a maximum 33% and in the case of corporations up to a maximum of 39%. All holders of Trust Preferred Securities should consult their tax advisers with respect to Puerto Rico income taxation of accrued but unpaid interest on the Underlying Debt Securities subject to the exchange. Your initial Puerto Rico income tax basis in the shares of our Common Stock treated as an interest payment should be equal to its fair market value immediately after the settlement date, and your holding period with respect to such shares of our Common Stock should begin on the day following the settlement date.

Taxation

If you acquired an 8.327% Trust Preferred Security or 6.564% Trust Preferred Security for an amount that is less than the stated principal amount of a ratable share of the Underlying Debt Securities, the amount of such difference is generally treated as “market discount” on the Underlying Debt Securities for Puerto Rico income tax purposes. Such security holders are advised to consult their tax advisors as to the Puerto Rico income tax consequences of the disposition of shares of our Common Stock acquired pursuant to the Exchange Offer.

OWNERSHIP AND DISPOSITION OF COMMON STOCK

Taxation of Dividends

General.    Distributions of cash or other property made by Popular, Inc. on the shares of our Common Stock will be treated as dividends to the extent that Popular, Inc. has current or accumulated earnings and profits. To the extent that a distribution exceeds Popular, Inc.’s current and accumulated earnings and profits, the distribution will be applied against and reduce the adjusted Puerto Rico income tax basis of the shares of our Common Stock in the hands of the holder. The excess of any distribution of this type over the adjusted Puerto Rico income tax basis will be treated as gain on the sale or exchange of the shares of our Common Stock and will be subject to income tax as described below.

The following discussion regarding the income taxation of dividends on shares of our Common Stock received by individuals not residents of Puerto Rico and foreign corporations not engaged in a trade or business in Puerto Rico assumes that dividends will constitute income from sources within Puerto Rico. Generally, a dividend declared by a Puerto Rico corporation will constitute income from sources within Puerto Rico unless the corporation derived less than 20% of its gross income from sources within Puerto Rico for the three taxable years preceding the year of the declaration. Popular, Inc. has represented that it has derived more than 20% of its gross income from Puerto Rico sources on an annual basis since its incorporation in 1984.

Individual Residents of Puerto Rico and Puerto Rico Corporations.    In general, individuals who are residents of Puerto Rico will be subject to a 10% income tax on dividends paid on the shares of our Common Stock. This tax is generally required to be withheld by Popular, Inc. An individual may elect for this withholding not to apply, by following the procedures described in “—Special Withholding Tax Considerations” below. In that case he or she will be required to include the amount of the dividend as ordinary income and will be subject to income tax thereon at the normal income tax rates, which may be up to 33%. Even if the withholding is actually made, the individual may elect, upon filing his income tax return for the year the dividend is paid, for the dividends to be taxed at the normal income tax rates applicable to individuals. In this case, the 10% Puerto Rico income tax withheld is creditable against the normal tax so determined.

Puerto Rico Corporations will be subject to income tax on dividends paid on the shares of our Common Stock at the normal corporate income tax rates, subject to the dividend received deduction discussed below. In the case of Puerto Rico Corporations, no withholding will be imposed on dividends paid on the shares of our Common Stock provided the procedures described in “—Special Withholding Tax Considerations” below are followed. The dividend received deduction will be equal to 85% of the dividend received, but the deduction may not exceed 85% of the corporation’s net taxable income. Based on the applicable maximum Puerto Rico normal corporate income tax rate of 39%, the maximum effective income tax rate on these dividends will be 5.85% after accounting for the dividend received deduction.

Taxation

Individual residents of Puerto Rico are subject to alternative minimum tax on the alternative minimum tax net income if the regular tax liability is less than the alternative minimum tax liability. The alternative minimum tax net income includes certain income exempt from the regular tax and income subject to special tax rates, such as the 10% tax on dividends described above. The tax rates on net income subject to alternative minimum tax are as follows: from $75,000 to $125,000, the tax rate is 10%; in excess of $125,000 but not greater than $175,000, the tax rate is 15%; and in excess of $175,000 the tax rate is 20%.

The alternative minimum tax liability of a Puerto Rico Corporation is not affected by the receipt of dividends on the shares of our Common Stock.

United States citizens not residents of Puerto Rico.    Dividends paid on the shares of our Common Stock to a United States citizen who is not a resident of Puerto Rico will be subject to a 10% Puerto Rico income tax which will be withheld by Popular, Inc. These individuals may also elect for the dividends to be taxed in Puerto Rico at the normal income tax rates applicable to individuals in the same way as Puerto Rico resident individuals. The 10% Puerto Rico income tax withheld is creditable against the normal income tax so determined by said individual shareholder. No 10% Puerto Rico income tax withholding will be made if such individual shareholder opts out of the 10% withholding tax by following the procedures described in “—Special Withholding Tax Considerations” below.

A United States citizen who is not a resident of Puerto Rico will be subject to Puerto Rico alternative minimum tax as provided in the rules described under the heading “Individuals Residents of Puerto Rico and Puerto Rico Corporations.”

Individuals not citizens of the United States and not residents of Puerto Rico.    Dividends paid on the shares of our Common Stock to any individual who is not a citizen of the United States and who is not a resident of Puerto Rico will generally be subject to a 10% tax which will be withheld at source by Popular, Inc.

Foreign corporations.    The income taxation of dividends paid on the shares of our Common Stock to a foreign corporation will depend on whether or not the corporation is engaged in a trade or business in Puerto Rico.

A foreign corporation that is engaged in a trade or business in Puerto Rico will be subject to the normal corporate income tax rates applicable to Puerto Rico corporations on its net income that is effectively connected with the trade or business in Puerto Rico. This income will include net income from sources within Puerto Rico and certain items of net income from sources outside Puerto Rico that are effectively connected with the trade or business in Puerto Rico. Net income from sources within Puerto Rico will include dividends on the shares of our Common Stock. A foreign corporation that is engaged in a trade or business in Puerto Rico will be entitled to claim the 85% dividend received deduction discussed above in connection with dividends received from Puerto Rico corporations.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico are also subject to a 10% branch profits tax. However, dividends on the shares of our Common Stock received by these corporations will be excluded from the computation of the branch profits tax liability of these corporations.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will be subject to a 10% withholding tax on dividends received on the shares of our Common Stock.

Taxation

Partnerships.    Partnerships are generally taxed in the same manner as corporations. Accordingly, the preceding discussion with respect to Puerto Rico and foreign corporations is equally applicable in the case of most Puerto Rico and foreign partnerships, respectively.

Special Withholding Tax Considerations.    By agreeing to exchange the shares of Preferred Stock or Trust Preferred Securities for shares of our Common Stock investors will be agreeing that all dividends distributed to them will be subject to a 10% Puerto Rico income tax withholding at source. The 10% tax will be withheld at source unless your broker or other direct or indirect participant of DTC certifies to Popular, Inc. through DTC that either (i) the holder of the shares of our Common Stock is not an individual, estate or trust, or (ii) the holder of the shares of our Common Stock is an individual, estate or trust that has provided a written statement to the broker/dealer opting-out of such withholding. A United States citizen not resident of Puerto Rico must also timely file with the broker/dealer a withholding exemption certificate to the effect that the individual’s gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single or $3,000 if married.

Taxation of Gains upon Sales or Exchanges

General.    The sale or exchange of shares of our Common Stock will give rise to gain or loss equal to the difference between the amount realized on the sale or exchange and the Puerto Rico income tax basis of the shares of our Common Stock in the hands of the holder. Any gain or loss that is required to be recognized will be a capital gain or loss if the shares of our Common Stock are held as a capital asset by the holder and will be a long-term capital gain or loss if the stockholder’s holding period of the shares of our Common Stock exceeds six months.

Individual Residents of Puerto Rico and Puerto Rico Corporations.    Gain on the sale or exchange of shares of our Common Stock by an individual resident of Puerto Rico or a Puerto Rico corporation will generally be required to be recognized as gross income and will be subject to income tax. If the stockholder is an individual and the gain is a long-term capital gain, the gain will be taxable at a maximum rate of 10%. If the stockholder is a Puerto Rico corporation and the gain is a long-term capital gain, the gain will qualify for an alternative tax rate of 15%.

Individual residents of Puerto Rico are subject to alternative minimum tax on the alternative minimum tax net income if the regular tax liability is less than the alternative minimum tax liability. The alternative minimum tax net income includes certain income exempt from the regular tax and income subject to special tax rates, such as long-term capital gains, if any, recognized by the individual on the disposition of the shares of our Common Stock. The tax rates on net income subject to alternative minimum tax are as follows: from $75,000 to $125,000, the tax rate is 10%; in excess of $125,000 but not greater than $175,000, the tax rate is 15%; and in excess of $175,000, the tax rate is 20%.

The alternative minimum tax liability of a Puerto Rico Corporation is not affected by the recognition of long-term capital gains on the disposition of the shares of our Common Stock.

United States citizens not residents of Puerto Rico.    A United States citizen who is not a resident of Puerto Rico will not be subject to Puerto Rico income tax on the sale or exchange of shares of our Common Stock if the gain resulting therefrom constitutes income from sources outside Puerto Rico. Generally, gain on the sale or exchange of shares of our Common Stock will be considered to be income from sources outside Puerto Rico if all rights, title and interest in or to the shares of our Common Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the shares of our Common Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico,

Taxation

an amount equal to 10% of the payments received will be withheld at the source; and if the gain constitutes a long-term capital gain, it will be subject to a tax at a maximum rate of 10%. The amount of tax withheld at source will be creditable against the shareholder’s Puerto Rico income tax liability.

A United States citizen who is not a resident of Puerto Rico will be subject to alternative minimum tax as provided in the rules described under the above heading “Individuals Residents of Puerto Rico and Puerto Rico Corporations.”

Individuals not citizens of the United States and not residents of Puerto Rico.    An individual who is not a citizen of the United States and who is not a resident of Puerto Rico will be subject to the rules described above under “—United States Citizens Not Residents of Puerto Rico.” However, if the gain resulting from the sale or exchange of shares of our Common Stock constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source; provided, that if the gain resulting from the sale or exchange represents a capital gain from sources within Puerto Rico, the individual will generally be subject to tax on this gain at a fixed rate of 29%. The amount of tax withheld at source will be creditable against the shareholder’s Puerto Rico income tax liability.

Foreign corporations.    A foreign corporation that is engaged in a trade or business in Puerto Rico will generally be subject to Puerto Rico corporate income tax on any gain realized on the sale or exchange of shares of our Common Stock if the gain is (1) from sources within Puerto Rico, or (2) from sources outside Puerto Rico and effectively connected with a trade or business in Puerto Rico. Any such gain will qualify for an alternative tax of 15% if it qualifies as a long-term capital gain.

In general, foreign corporations that are engaged in a trade or business in Puerto Rico will also be subject to a 10% branch profits tax. In the computation of this tax, any gain realized by these corporations on the sale or exchange of shares of our Common Stock and that is subject to Puerto Rico income tax will be taken into account. However, a deduction will be allowed in the computation for any income tax paid on the gain realized on the sale or exchange.

A foreign corporation that is not engaged in a trade or business in Puerto Rico will generally be subject to a corporate income tax rate of 29% on any capital gain realized on the sale or exchange of shares of our Common Stock if the gain is from sources within Puerto Rico. Gain on the sale or exchange of shares of our Common Stock will generally not be considered to be from sources within Puerto Rico if all rights, title and interest in or to the shares of our Common Stock are transferred outside Puerto Rico, and if the delivery or surrender of the instruments that evidence the shares of our Common Stock is made to an office of a paying or exchange agent located outside Puerto Rico. If the gain resulting from the sale or exchange constitutes income from sources within Puerto Rico, an amount equal to 25% of the payments received will be withheld at the source and be creditable against the shareholder’s Puerto Rico income tax liability. In the case of such foreign corporation, no income tax will be imposed if the gain constitutes income from sources outside Puerto Rico.

Partnerships.    Partnerships are generally taxed as corporations. Accordingly, the discussion with respect to Puerto Rico and foreign corporations is equally applicable to most Puerto Rico and foreign partnerships, respectively.

Estate and Gift Taxation.    The transfer of shares of our Common Stock by inheritance by a decedent who was a resident of Puerto Rico at the time of his or her death will not be subject to estate tax if the decedent was a citizen of the United States who acquired his or her citizenship solely by reason of birth or residence in Puerto Rico. The transfer of shares of our Common Stock by gift by an individual who is

Taxation

a resident of Puerto Rico at the time of the gift will not be subject to gift tax. Other individuals should consult their own tax advisors in order to determine the appropriate treatment for Puerto Rico estate and gift tax purposes of the transfer of the shares of our Common Stock by death or gift.

Municipal License Taxation.    Individuals and corporations that are not engaged in a trade or business in Puerto Rico will not be subject to municipal license tax on dividends paid on the shares of our Common Stock or on any gain realized on the sale, exchange or redemption of the shares of our Common Stock.

Individuals, residents or non-residents, and corporations, Puerto Rico or foreign, that are engaged in a trade or business in Puerto Rico will generally be subject to municipal license tax on dividends paid on the shares of our Common Stock and on the gain realized on the sale, exchange or redemption of the shares of our Common Stock if the dividends or gain are attributable to that trade or business. The municipal license tax is imposed on the volume of business of the taxpayer, and the tax rates vary by municipalities with the maximum rate being 1.5% in the case of financial businesses and 0.5% for other businesses.

Property Taxation.    The shares of our Common Stock will not be subject to Puerto Rico property tax.

Benefit plan investor considerations

The following is a summary of certain considerations associated with the exchange of the Trust Preferred Securities for Common Stock and the acquisition, holding and, to the extent relevant, disposition of our Common Stock by a pension, profit-sharing or other employee benefit plan subject to the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (each, a “Plan”).

A fiduciary with respect to any assets of a Plan should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an exchange of Trust Preferred Securities for Common Stock. Among other factors, the fiduciary should consider whether the investment in Common Stock would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan, and whether the investment would involve a prohibited transaction under ERISA or the U.S. Internal Revenue Code (the “Code”).

Section 406 of ERISA and Section 4975 of the Code prohibit Plans, as well as individual retirement accounts, Keogh plans and any other plans that are subject to Section 4975 of the Code (also “Plans”), from engaging in certain transactions involving “plan assets” with persons who are “parties in interest” under ERISA or “disqualified persons” under the Code with respect to the Plan. A violation of these prohibited transaction rules may result in excise tax or other liabilities under ERISA or the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) (“Non-ERISA Arrangements”) are not subject to the requirements of Section 406 of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, non-U.S or other laws (“Similar Laws”).

The exchange of Trust Preferred Securities for Common Stock by a Plan or any entity whose underlying assets include “plan assets” by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) with respect to which we or certain of our affiliates is or becomes a party in interest or disqualified person may result in a prohibited transaction under ERISA or Section 4975 of the Code, unless the Common Stock is acquired pursuant to an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or “PTCEs,” that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the acquisition or holding of our Common Stock. These exemptions are PTCE 84-14 (for certain transactions determined by independent qualified professional asset managers), PTCE 90-1 (for certain transactions involving insurance company pooled separate accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 95-60 (for transactions involving certain insurance company general accounts), and PTCE 96-23 (for transactions managed by in-house asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide an exemption for the acquisition and sale of securities offered hereby, provided that neither the issuer of securities offered hereby nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction, and provided further that the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”). There can be no assurance that all of the conditions of any such exemptions will be satisfied.

Any person acquiring or holding Common Stock or any interest therein will be deemed to have represented by its acquisition and holding of our Common Stock offered hereby that it either (1) is not a Plan, a Plan Asset Entity or a Non-ERISA Arrangement and is not acquiring the Common Stock on

Benefit plan investor considerations

behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement or (2) the acquisition and holding of the Common Stock will not constitute a non-exempt prohibited transaction or a similar violation under any applicable Similar Laws.

Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering participating in the exchange on behalf of or with the assets of any Plan, a Plan Asset Entity or Non-ERISA Arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above, the service provider exemption or the potential consequences of any purchase or holding under Similar Laws, as applicable. Participants in the exchange have exclusive responsibility for ensuring that their acquisition and holding of our Common Stock do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws. The exchange of any Trust Preferred Securities for Common Stock by a Plan, Plan Asset Entity or Non-ERISA Arrangement is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement or that such investment is appropriate for such Plans, Plan Asset Entities or Non-ERISA Arrangements generally or any particular Plan, Plan Asset Entity or Non-ERISA Arrangement.

Validity of Common Stock

The validity of the Common Stock to be issued in the Exchange Offer will be passed upon for us by Brunilda Santos de Alvarez, Esq., Executive Vice President and Chief Legal Officer. Certain legal matters with respect to the Exchange Offer will be passed upon for us by Sullivan & Cromwell LLP, New York, New York, and Pietrantoni Méndez & Alvarez LLP, San Juan, Puerto Rico. As of the date of this prospectus, Brunilda Santos de Alvarez, Esq., owns, directly or indirectly, 69,043 shares of the Common Stock of Popular, Inc. pursuant to Popular, Inc.’s employee stock ownership plan and otherwise. She also held stock options to acquire 92,748 shares of our Common Stock pursuant to Popular, Inc.’s stock option plan. Certain partners of Pietrantoni Méndez & Alvarez LLP beneficially own approximately 100,000 shares of Common Stock of Popular, Inc. Sidley Austin LLP, New York, New York, has represented the Dealer Managers in connection with the Exchange Offer.

Experts

The financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) incorporated into this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2008, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

THE EXCHANGE AGENT FOR SHARES OF PREFERRED STOCK TENDERED THAT ARE NOT IN CERTIFICATED FORM:

Global Bondholder Services Corporation
By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended):	By Facsimile Transmission (for Eligible Institutions only):

Global Bondholder Services Corporation 65 Broadway, Suite 723 New York, New York 10006 Attention: Corporate Actions	Global Bondholders Services Corporation (212) 430-3775 Attention: Corporate Actions
Confirm by Telephone: (212) 430-3774

THE EXCHANGE AGENT FOR SHARES OF PREFERRED STOCK TENDERED IN CERTIFICATED FORM IS:

BANCO POPULAR DE PUERTO RICO FIDUCIARY SERVICES DIVISION
By Overnight Delivery or Mail (Registered or Certified Mail Recommended):	By Hand:

Banco Popular de Puerto Rico Fiduciary Services Division PO Box 362708-2708 San Juan, Puerto Rico 00936-2708	Banco Popular de Puerto Rico Fiduciary Services Division 153 Ponce de Leon Ave. 8th Floor – Suite 800 San Juan, Puerto Rico 00918

THE INFORMATION AGENT FOR THE EXCHANGE OFFER IS:

Global Bondholder Services Corporation

65 Broadway, Suite 723

New York, New York 10006

Banks and Brokers, Call Collect:

(212) 430-3774

All Others Call Toll-Free:

(866) 540-1500

THE LEAD DEALER MANAGERS FOR THE EXCHANGE OFFER ARE:

UBS Investment Bank	Popular Securities, Inc.
677 Washington Boulevard Stamford, Connecticut 06901 Attention: Liability Management Group U.S. Toll-Free: (888) 719-4210 Call Collect: (203) 719-4210	Popular Center, 12th Floor 209 Muñoz Rivera Avenue San Juan, Puerto Rico 00918 Attention: Capital Markets Group Telephone: (787) 766-6601 Fax: (787) 766-4258

THE CO-LEAD DEALER MANAGER FOR THE EXCHANGE OFFER IS:
Citigroup Global Markets Inc.
390 Greenwich Street, 4th Floor New York, New York 10013 Attention: Liability Management Group Toll-Free: (800) 558-3745

Part II    Information not required in prospectus

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Popular, Inc. is a Puerto Rico corporation.

(a)    Article ELEVENTH of the Certificate of Incorporation of Popular, Inc. provides the following:

(1)    Popular, Inc. shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of Popular, Inc.) by reason of the fact that he is or was a director, officer, employee or agent of Popular, Inc., or is or was serving at the written request of Popular, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Popular, Inc., and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of Popular, Inc. and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(2)    Popular, Inc. shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of Popular, Inc. to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of Popular, Inc., or is or was serving at the written request of Popular, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Popular, Inc., except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Popular, Inc. unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

(3)    To the extent that a director, officer, employee or agent of Popular, Inc. has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in paragraph 1 or 2 of this Article ELEVENTH, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

(4)    Any indemnification under paragraph 1 or 2 of this Article ELEVENTH (unless ordered by a court) shall be made by Popular, Inc. only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth therein. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (b) if such a quorum is not

Part II    Information not required in prospectus

obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the stockholders.

(5)    Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by Popular, Inc. in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors in the specific case upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall untimely be determined that he is entitled to be indemnified by Popular, Inc. as authorized in this Article ELEVENTH.

(6)    The indemnification provided by this Article ELEVENTH shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(7)    By action of its Board of Directors, notwithstanding any interest of the directors in the action, Popular, Inc. may purchase and maintain insurance, in such amounts as the Board of Directors deems appropriate, on behalf of any person who is or was a director, officer, employee or agent of Popular, Inc., or is or was serving at the written request of Popular, Inc. as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not Popular, Inc. would have the power or would be required to indemnify him against such liability under the provisions of this Article ELEVENTH or of the General Corporation Law of the Commonwealth of Puerto Rico or of any other state of the United States or foreign country as may be applicable.

(b)     Section 9.1 of the Corporation’s By-laws provides that expenses including attorneys fees incurred by any person entitled to indemnification under the Corporation’s Certificate of Incorporation, in defending a civil or criminal action, suit or proceeding shall be paid or reimbursed by the Corporation promptly upon demand by such person, and, if any such demand is made in advance of the final disposition of such action, suit or proceeding promptly upon receipt of an undertaking of such person to repay such expenses if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation. Any obligation to reimburse the Corporation for expense advances shall be unsecured and no interest shall be charged thereon.

(c)    Article 1.02(B)(6) of the Puerto Rico General Corporation Act (the “PR-GCA”) provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of members of its board of directors or governing body for breach of a director’s fiduciary duty of care. However, no such provision may eliminate or limit the liability of a director for breaching his duty of loyalty, failing to act in good faith, engaging in intentional misconduct or knowingly violating a law, paying an unlawful dividend or approving an unlawful stock repurchase or obtaining an improper personal benefit.

(d)    Article 4.08 of the PR-GCA authorizes a Puerto Rico Corporation to indemnify its officers and directors against liabilities arising out of pending or threatened actions, suits or proceedings to which such officers and directors may be made parties by reason of being officers or directors. Such rights of indemnification are not exclusive of any other rights to which such officers or directors may be entitled under any by-law, agreement, vote of stockholders or otherwise.

(e)    The Company maintains a directors’ and officers’ liability insurance policy.

Part II    Information not required in prospectus

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

Exhibit No.	Description

3.1	Composite Articles of Incorporation of us, incorporated by reference to Exhibit 3.1 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2008 (File No. 1-34084).

3.2	By-Laws of us, as amended, incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed December 23, 2008 (File No. 1-34084).

4.1	Form of Certificate representing Popular, Inc.’s common stock, par value $0.01 (incorporated by reference to Exhibit 4.1 of Popular, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 1998 (File No. 000-13818)).

4.2	Junior Subordinated Indenture, among BanPonce Financial Corp. (Popular North America, Inc.), BanPonce Corporation (Popular, Inc.) and JP Morgan Chase Bank (formerly known as The First National Bank of Chicago), as Debenture Trustee (incorporated by reference to Exhibit (4)(a) of the Corporation’s Current Report on Form 8-K (File No. 000-13818), dated and filed on February 19, 1997).

4.3	Amended and Restated Trust Agreement of BanPonce Trust I, among BanPonce Financial Corp. (Popular North America, Inc.), as Depositor, BanPonce Corporation (Popular, Inc.), as Guarantor, JP Morgan Chase Bank (formerly known as The First National Bank of Chicago), as Property Trustee, First Chicago Delaware, Inc., as Delaware Trustee, and the Administrative Trustee named therein (incorporated by reference to Exhibit (4)(f) of the Corporation’s Current Report on Form 8-K (File No. 000-13818) dated and filed on February 19, 1997).

4.4	Form of Capital Security Certificate for BanPonce Trust I (incorporated by reference to Exhibit (4)(g) of the Corporation’s Current Report on Form 8-K (File No. 000-13818), dated and filed on February 19, 1997).

4.5	Guarantee Agreement relating to BanPonce Trust I, by and among BanPonce Financial Corp. (Popular North America, Inc.), as Guarantor, BanPonce Corporation (Popular, Inc.), as Additional Guarantor, and the First National Bank of Chicago, as Guarantee Trustee (incorporated by reference to Exhibit (4)(h) of the Corporation’s Current Report on Form 8-K (File No. 000-13818), dated and filed on February 19, 1997).

4.6	Form of Junior Subordinated Deferrable Interest Debenture for BanPonce Financial Corp. (Popular North America, Inc.) (incorporated by reference to Exhibit (4)(i) of the Corporation’s Current Report on Form 8-K (File No. 000-13818), dated and filed on February 19, 1997).

4.7	Form of Certificate representing the Corporation’s 6.375% Non-Cumulative Monthly Income Preferred Stock, Series A (incorporated by reference to Exhibit 99.1 of the Corporation’s Current Report on Form 8-K dated and filed on February 26, 2003).

4.8	Certificate of Designation, Preference and Rights of the Corporation’s 6.375% Non-Cumulative Monthly Income Preferred Stock, Series A (incorporated by reference to Exhibit 99.1 of the Corporation’s Current Report on Form 8-K dated and filed on February 26, 2003).

4.9	Form of Certificate of Trust of each of Popular Capital Trust I, Popular Capital Trust II, Popular Capital Trust III, and Popular Capital Trust IV dated September 5, 2003 (incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-3 (Registration Nos. 333-108559 and 333-108559-04) filed with the SEC on September 5, 2003).

Part II    Information not required in prospectus

Exhibit No.	Description
4.10	Amended and Restated Declaration of Trust and Trust Agreement of Popular Capital Trust I, dated as of October 31, 2003, among the Corporation, JP Morgan Chase Institutional Services (formerly Bank One Trust Company, N.A.), JP Morgan Chase Bank (formerly known as The First National Bank of Chicago), the Administrative Trustees named therein and the holders from time to time, of the undivided beneficial ownership interests in the assets of the Trust (incorporated by reference to Exhibit 4.1 of the Corporation’s Current Report on Form 8-K dated October 31, 2003, as filed with the SEC on November 4, 2003).

4.11	Guarantee Agreement relating to Popular Capital Trust I, dated as of October 31, 2003, between the Corporation and JP Morgan Chase Institutional Services (incorporated by reference to Exhibit 4.4 of the Corporation’s Current Report on Form 8-K dated October 31, 2003, as filed with the SEC on November 4, 2003).

4.12	Certificate of Junior Subordinated Debenture relating to the Corporation’s 6.70% Junior Subordinated Debentures, Series A Due November 1, 2033 (incorporated by reference to Exhibit 4.6 of the Corporation’s Current Report on Form 8-K dated October 31, 2003, as filed with the SEC on November 4, 2003).

4.13	Indenture, dated as of October 31, 2003, between the Corporation and JP Morgan Chase Institutional Services (formerly Bank One Trust Company, N.A.) (incorporated by reference to Exhibit 4.2 of the Corporation’s Current Report on Form 8-K dated October 31, 2003, as filed with the SEC on November 4, 2003).

4.14	First Supplemental Indenture, dated as of October 31, 2003, between the Corporation and JP Morgan Chase Institutional Services (formerly Bank One Trust Company, N.A.) (incorporated by reference to Exhibit 4.3 of the Corporation’s Current Report on Form 8-K dated October 31, 2003, as filed with the SEC on November 4, 2003).

4.15	Global Capital Securities Certificate for Popular Capital Trust I (incorporated by reference to Exhibit 4.5 of the Corporation’s Current Report on Form 8-K dated October 31, 2003, as filed with the SEC on November 4, 2003).

4.16	Form of Junior Subordinated Indenture between Popular North America, Inc., the Corporation and J.P. Morgan Trust Company, National Association (incorporated by reference to Exhibit 4(a) to the Registration Statement on Form S-3/A (Registration No. 333-118197) filed with the SEC on September 9, 2004).

4.17	Certificate of Trust of Popular North America Capital Trust I (incorporated by reference to Exhibit 4(b) to the Registration Statement on Form S-3/A (Registration No. 333-118197) filed with the SEC on September 9, 2004).

4.18	Trust Agreement of Popular North America Capital Trust I (incorporated by reference to Exhibit 4(c) to the Registration Statement on Form S-3/A (Registration No. 333-118197) filed with the SEC on September 9, 2004).

4.19	Form of Amended and Restated Trust Agreement of Popular North America Capital Trust I (incorporated by reference to Exhibit 4(d) to the Registration Statement on Form S-3/A (Registration No. 333-118197) filed with the SEC on September 9, 2004).

4.20	Form of Capital Security Certificate for Popular North America Capital Trust I (incorporated by reference to Exhibit 4(e) to the Registration Statement on Form S-3/A (Registration No. 333-118197) filed with the SEC on September 9, 2004).

4.21	Form of Guarantee Agreement for Popular North America Capital Trust I (incorporated by reference to Exhibit 4(f) to the Registration Statement on Form S-3/A (Registration No. 333-118197) filed with the SEC on September 9, 2004).

Part II    Information not required in prospectus

Exhibit No.	Description
4.22	Amended and Restated Declaration of Trust and Trust Agreement of Popular Capital Trust II, dated as of November 30, 2004, among the Corporation, JP Morgan Trust Company, National Association (formerly Bank One Trust Company, N.A.), Chase Manhattan Bank USA, National Association (as successor to Bank One Delaware, Inc.), the Administrative Trustees named therein and the holders from time to time, of the undivided beneficial ownership interests in the assets of the Trust (incorporated by reference to Exhibit 4.1 of the Corporation’s Current Report on Form 8-K dated December 3, 2004, as filed with the SEC on December 3, 2004).

4.23	Form of Guarantee Agreement relating to Popular Capital Trust II (incorporated by reference to Exhibit 4.7 to the Registration Statement on Form S-3 (Registration No. 333-120340) filed with the SEC on November 10, 2004).

4.24	Certificate of Junior Subordinated Debenture relating to the Corporation’s 6.125% Junior Subordinated Debentures, Series A due December 1, 2034 (incorporated by reference to Exhibit 4.6 of the Corporation’s Current Report on Form 8-K dated December 3, 2004, as filed with the SEC on December 3, 2004).

4.25	Second Supplemental Indenture, dated as of November 30, 2004, between the Corporation and JP Morgan Trust Company, National Association (formerly Bank One Trust Company, N.A.) (incorporated by reference to Exhibit 4.3 of the Corporation’s Current Report on Form 8-K dated December 3, 2004, as filed with the SEC on December 3, 2004).

4.26	Global Capital Securities Certificate for Popular Capital Trust I (incorporated by reference to Exhibit 4.5 of the Corporation’s Current Report on Form 8-K dated December 3, 2004, as filed with the SEC on December 3, 2004).

4.27	Certificate of Designation of the Series B Preferred Stock (incorporated by reference to Exhibit 2.3 to the Corporation’s Current Report on Form 8-A filed with the SEC on May 28, 2008 (related to Registration No. 333-135093)).

4.28	Form of certificate representing the Series B Preferred Stock (incorporated by reference to Exhibit 2.4 to the Corporation’s Current Report on Form 8-A filed with the SEC on May 28, 2008 (related to Registration No. 333-135093)).

4.29	Warrant dated December 5, 2008 to purchase shares of Common Stock of Popular, Inc. (incorporated by reference to Exhibit 4.1 of the Corporation’s Current Report on Form 8-K dated December 5, 2008, as filed with the SEC on December 8, 2008).

5.1	Opinion of Brunilda Santos de Alvarez, Esq., Executive Vice President and Chief Legal Officer regarding the validity of the Common Stock being registered.*

8.1	Opinion of Sullivan & Cromwell LLP (as to certain United States tax matters).*

8.2	Opinion of Pietrantoni Méndez & Alvarez LLP (as to certain Puerto Rico tax matters).*

23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.*

23.2	Consent of Brunilda Santos de Alvarez, Esq. (included in Exhibit 5.1 above).

23.3	Consent of Sullivan & Cromwell LLP (included in Exhibit 8.1 above).

23.4	Consent of Pietrantoni Méndez & Alvarez LLP (included in Exhibit 8.2 above).

25.1	Powers of Attorney.**

99.1(a)	Form of Letter of Transmittal for Preferred Stock Exchange Offer.*

Part II    Information not required in prospectus

Exhibit No.		Description
99.1	(b)	Form of Letter of Transmittal for Trust Preferred Securities Exchange Offer.*

99.2		Soliciting Dealer Form.*

99.3		Letter to Brokers.*

99.4		Letter to Clients.*

*	Filed herewith
**	Previously filed

ITEM 22. UNDERTAKINGS.

The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)    To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)    That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3)    To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(4)    That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

Part II    Information not required in prospectus

(5)    That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)    Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, as amended, Popular, Inc. has duly caused this registration statement or amendment thereto to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Juan, Puerto Rico, on June 29, 2009.

POPULAR, INC.

By:	/s/ JORGE A. JUNQUERA
Name: Jorge A. Junquera
Title: Senior Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* RICHARD L. CARRIÓN	Chairman of the Board and Chief Executive Officer	June 29, 2009

* JUAN J. BERMÚDEZ	Director	June 29, 2009

* MARÍA LUISA FERRÉ	Director	June 29, 2009

* MICHAEL T. MASIN	Director	June 29, 2009

* MANUEL MORALES, JR.	Director	June 29, 2009

Signature	Title	Date

* FRANCISCO M. REXACH, JR.	Director	June 29, 2009

* FREDERIC V. SALERNO	Director	June 29, 2009

* WILLIAM J. TEUBER, JR.	Director	June 29, 2009

* JOSÉ R. VIZCARRONDO	Director	June 29, 2009

/s/ JORGE A. JUNQUERA JORGE A. JUNQUERA	Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	June 29, 2009

* ILEANA GONZÁLEZ	Senior Vice President and Comptroller (Principal Accounting Officer)	June 29, 2009

*By:	/s/ JORGE A. JUNQUERA
JORGE A. JUNQUERA
Attorney-in-Fact

Exhibit 5.1

[LETTERHEAD OF POPULAR, INC.]

June 29, 2009

Popular, Inc.

209 Muñoz Rivera Avenue

Hato Rey, Puerto Rico 00918

Ladies and Gentlemen:

I have acted as counsel for Popular, Inc. (the “Company”) in connection with the registration by the Company under the Securities Act of 1933, as amended (the “Act”) of 390,000,000 shares of common stock (the “Common Stock”) of the Company, par value $0.01 per share, under a Registration Statement on Form S-4 filed with the Securities and Exchange Commission on June 8, 2009, as amended by Amendment No. 1 to the Form S-4 filed on the date hereof (the “Registration Statement”).

I have examined originals, or copies certified to my satisfaction, of all such corporate records of the Company, agreements and other instruments, certificates of public officials, officers and representatives of the Company and such other documents as I have deemed necessary as a basis for the opinions hereinafter expressed.

Based on the foregoing and having regard to legal considerations that I deem relevant, I am of the opinion that, when the Registration Statement has become effective under the Act, and the shares of Common Stock have been issued and delivered in exchange for (i) the 6.375% Non-cumulative Monthly Income Preferred Stock, Series A and 8.25% Non-cumulative Monthly Income Preferred Stock, Series B issued by the Company, and (ii) the 8.327% Trust Preferred Securities issued by BanPonce Trust I, 6.564% Trust Preferred Securities issued by Popular North America Capital Trust I, 6.70% Cumulative Monthly Income Trust Preferred Securities issued by Popular Capital Trust I and 6.125% Cumulative Monthly Income Trust Preferred Securities issued by Popular Capital Trust II, the shares of Common Stock will be duly authorized, validly issued and outstanding, fully paid and nonassessable.

I hereby consent to the inclusion of this opinion as an Exhibit to the Registration Statement and to the reference to me under the caption “Validity of Common Stock” in the Prospectus constituting a part of the Registration Statement, without implying or admitting that I am an “expert” within the meaning of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder with respect to any part of the Registration Statement.

Very truly yours,

/s/ Brunilda Santos de Alvarez
Brunilda Santos de Alvarez

Exhibit 8.1

[Letterhead of Sullivan & Cromwell LLP]

June 29, 2009

Popular, Inc.,

        209 Muñoz Rivera Avenue,

                San Juan, Puerto Rico 00918.

Ladies and Gentlemen:

We have acted as tax counsel to Popular, Inc. (the “Company”) in connection with the offer to exchange (the “Exchange Offer”) shares of common stock for 6.375% Non-cumulative Monthly Income Preferred Stock, Series A (the “Series A Preferred Stock”), 8.25% Non-cumulative Monthly Income Preferred Stock, Series B (the “Series B Preferred Stock”), 8.327% BanPonce Trust I Trust Preferred Securities (the “8.327% Trust Preferred Securities”), 6.564% Popular North America Capital Trust I Trust Preferred Securities (the “6.564% Trust Preferred Securities”), 6.70% Popular Capital Trust I Cumulative Monthly Income Trust Preferred Securities (the “6.70% Trust Preferred Securities”), and 6.125% Popular Capital Trust II Cumulative Monthly Income Trust Preferred Securities (the “6.125% Trust Preferred Securities”), as described in the prospectus, dated June 29, 2009 (the “Prospectus”).

In formulating our opinion, we have reviewed such documents as we deemed necessary or appropriate and have made such other factual and legal inquiries as we have considered necessary or appropriate.

Our opinion set forth below is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder, administrative pronouncements and judicial precedents, all as of the date hereof. The foregoing authorities may be repealed, revoked or modified, and any such change may have retroactive effect.

Based upon the foregoing and in reliance thereon, and subject to the qualifications, limitations and assumptions set forth in the Prospectus, we hereby confirm

Popular, Inc.	-2-

our opinion set forth in the Prospectus under the caption “Material U.S. Federal Income Tax Consequences to U.S. Holders and Puerto Rico Corporations.”

We express no opinion with respect to the transactions referred to herein or in the Prospectus other than as expressly set forth herein, nor do we express any opinion herein concerning any law other than the federal tax law of the United States. Moreover, we note that our opinion is not binding on the Internal Revenue Service or courts, either of which could take a contrary position.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement under which the common stock has been offered. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

Very truly yours,

/s/ Sullivan & Cromwell LLP

Exhibit 8.2

[Letterhead of Pietrantoni Méndez & Alvarez LLP]

June 29, 2009

Popular, Inc.

209 Muñoz Rivera Avenue

Hato Rey, Puerto Rico 00918

Dear Sirs:

As special counsel for Popular, Inc. (the “Company”) in connection with the registration by the Company under the Securities Act of 1933, as amended (the “Act”), of 390,000,000 shares of common stock of the Company (the “Shares”), par value $0.01 per share, to be offered and issued pursuant to an exchange offer for certain shares of preferred stock and trust preferred securities issued by the Company or affiliates of the Company (the “Exchange Offer”), we have examined the prospectus relating to the Exchange Offer dated June 29, 2009 (the “Prospectus”) contained in the Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on June 8, 2009 (Registration Number 333-159843) as amended by Pre-Effective Amendment No. 1 filed with the Commission on the date hereof, and have reviewed the summary of certain Puerto Rico tax considerations of the proposed Exchange Offer described in the Prospectus appearing under the caption “Certain Puerto Rico Tax Considerations” (the “Summary”). We have also reviewed such other documents and instruments and have examined such questions of law as we have considered necessary for the purpose of this opinion.

Our opinion set forth below is based upon the review of the Prospectus and of applicable Puerto Rico tax statutes, regulations, rulings and decisions, as now in effect. A change in any of the foregoing could necessitate a change in our opinion. In addition, our opinion pertains only to the accuracy of the statements of law contained in the Summary. As to the statements of fact, we are relying upon your representation that such factual matters are accurate.

Based upon the foregoing and in reliance thereon, and subject to the qualifications, limitations and assumptions stated in the Summary, we hereby confirm our opinion as set forth in the Summary.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the heading “Taxation – Certain Puerto Rico Tax Considerations”. In giving the foregoing consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Pietrantoni Méndez & Alvarez LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-4 of our report dated March 2, 2009 relating to the financial statements and the effectiveness of internal control over financial reporting, which appears in the 2008 Annual Report to Shareholders, which is incorporated by reference in Popular, Inc.’s Annual Report on Form 10-K for the year ended December 31, 2008. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

San Juan, Puerto Rico

June 29, 2009

Exhibit 99.1(a)

LETTER OF TRANSMITTAL

POPULAR, INC.

With Respect to the

OFFER TO EXCHANGE

Common Stock for any and all of the issued and outstanding shares representing its:

6.375% Non-cumulative Monthly Income Preferred Stock, 2003 Series A of

Popular, Inc. (“Series A Preferred Stock”) (CUSIP: 733174304),

8.25% Non-cumulative Monthly Income Preferred Stock, Series B of

Popular, Inc. (“Series B Preferred Stock”) (CUSIP: 733174403),

(collectively, the “Preferred Stock”) Pursuant to the Prospectus (as defined below)

THE PREFERRED STOCK EXCHANGE OFFER WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 28, 2009, UNLESS POPULAR, INC. (THE “COMPANY”) EXTENDS THE PREFERRED STOCK EXCHANGE OFFER. TENDERED SHARES OF PREFERRED STOCK MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

The Exchange Agent for shares of Preferred Stock tendered that are not in certificated form is:

GLOBAL BONDHOLDER SERVICES CORPORATION

By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended):	By Facsimile Transmission (for Eligible Institutions only):

Global Bondholder Services Corporation 65 Broadway, Suite 723 New York, NY 10006 Attention: Corporate Actions	Global Bondholder Services Corporation (212) 430-3775 Attention: Corporate Actions To Confirm Facsimile Transmission: (212) 430-3774

The Exchange Agent for shares of Preferred Stock tendered in certificated form is:

BANCO POPULAR DE PUERTO RICO FIDUCIARY SERVICES DIVISION:

By Overnight Delivery or Mail (Registered or Certified Mail Recommended): Banco Popular de Puerto Rico Fiduciary Service Division PO Box 362708-2708 San Juan, PR 00936-2708	By Hand: Banco Popular de Puerto Rico Fiduciary Service Division 153 Ponce de Leon Ave. 8th Floor – Suite 800 San Juan, PR 00918

DELIVERY OF THIS LETTER OF TRANSMITTAL OR THE CONSENT SOLICITATION FORM ATTACHED HERETO TO AN ADDRESS, OR TRANSMISSION OF INSTRUCTIONS TO A FACSIMILE NUMBER, OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

The Company is not providing for guaranteed delivery procedures and therefore tendering holders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depository Trust Company (“DTC”) on or prior to the expiration date. If your interest as a holder of Preferred Stock is in certificated form, you must deliver the preferred stock certificate to be exchanged, together with a written notice of your Consent and/or Tender Certification in the manner specified herein and a proper assignment of the shares of Preferred Stock to Popular, or to any transfer agent for the shares of Preferred Stock, or in blank. Tenders not received by the applicable Exchange Agent prior to the expiration date will be disregarded and have no effect.

Certain terms used and not defined herein shall have the respective meanings ascribed to them in the Prospectus.

This letter of transmittal is to be used by holders of Preferred Stock who wish to participate in the Preferred Stock Exchange Offer. The instructions contained in this letter of transmittal should be read carefully and in their entirety before this letter of transmittal is completed.

Record Date Holders (as defined in the attached consent solicitation form) who do not wish to participate in the Preferred Stock Exchange Offer but wish to deliver a Consent with respect to their shares of Preferred Stock should detach and complete the consent solicitation form attached at the back of this letter of transmittal and deliver it to the applicable Exchange Agent in any of the manners permitted below prior to the expiration date, and should follow the instructions relating to the deposit of any shares of Preferred Stock corresponding to their Consent.

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ALL TENDERING HOLDERS MUST COMPLETE THE FOLLOWING:

DESCRIPTION OF SHARES OF PREFERRED STOCK TENDERED

CUSIP Number of Shares of Preferred Stock Tendered	Liquidation Preference Tendered

$

METHOD OF DELIVERY

Shares of Preferred Stock not tendered in certificated form are being delivered by book-entry transfer made to the account maintained by the applicable Exchange Agent at DTC. Please complete the following (for use by Eligible Institutions only):

Name of Tendering Institution:

DTC Participant Number:

DTC Account Number:

Transaction Code Number:

Shares of Preferred Stock tendered in certificated form are being delivered by physical delivery of the Preferred Stock certificate to be exchanged, and a proper assignment of the shares of Preferred Stock to Popular, Inc. or any transfer agent for the shares of Preferred Stock, or in blank.

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RECORD HOLDER STATUS—CONSENT INSTRUCTIONS FOR TENDERING HOLDERS

YOU MUST CHECK ONE OF THE TWO BOXES BELOW IN ORDER TO VALIDLY TENDER YOUR SHARES OF PREFERRED STOCK.

If you were a holder of record of the shares of Preferred Stock set forth in the box above entitled “Description of Shares of Preferred Stock Tendered” as of the close of business on June 26, 2009 (a “Record Date Holder”), in order to validly tender your shares, you must check the first box below under “Tendering Record Date Holders” to execute a written consent in favor of the Senior Preferred Stock Issuance.

If you are not a Record Date Holder, you must check the box below under “Tendering Non-Record Date Holders” in order to validly tender your shares of Preferred Stock.

TENDERING RECORD DATE HOLDERS

☐	I HEREBY CERTIFY THAT I AM A RECORD DATE HOLDER AND HEREBY INFORM GLOBAL BONDHOLDER SERVICES CORPORATION OR BANCO POPULAR DE PUERTO RICO FIDUCIARY SERVICES DIVISION, AS THE APPLICABLE EXCHANGE AGENT OF MY WRITTEN CONSENT IN FAVOR OF THE SENIOR PREFERRED STOCK ISSUANCE DESCRIBED BELOW UNDER “CONSENT.”

If no box is marked below with respect to any proposal, you will be deemed to have checked the box marked “Give Consent” with respect to such proposal. Any tender that is submitted with any “Abstain” or “Withhold Consent” box checked will be rejected as an invalid tender.

CONSENT
	Give Consent	Withhold Consent	Abstain

Proposal to approve the Senior Preferred Stock Issuance set forth in the Consent Solicitation Statement on Schedule 14A dated June 29, 2009 (the “Consent Solicitation Statement”), describing the Consent (as defined in the Consent Solicitation Statement)

	☐	☐	☐

TENDERING NON-RECORD DATE HOLDERS (Tender Certification)

☐	I HEREBY CERTIFY THAT I WAS NOT A HOLDER OF RECORD OF THE SHARES OF PREFERRED STOCK SET FORTH IN THE BOX ABOVE UNDER “DESCRIPTION OF SHARES OF PREFERRED STOCK TENDERED” AS OF THE CLOSE OF BUSINESS ON JUNE 26, 2009 AND HEREBY ACKNOWLEDGE THAT I AM NOT ENTITLED TO GIVE CONSENT TO THE SENIOR PREFERRED STOCK ISSUANCE.

If you are a holder of shares of Preferred Stock and you wish to give consent but are not tendering your shares of Preferred Stock for exchange in the Exchange Offer, you should carefully read and complete the Consent Solicitation form attached to this letter of transmittal. You will be required to deposit your shares of Preferred Stock with the applicable Exchange Agent.

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NOTE: SIGNATURES MUST BE PROVIDED BELOW

Ladies and Gentlemen:

All capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the prospectus (the “Prospectus”) included in the Company’s registration statement on Form S-4 filed with the Securities and Exchange Commission on June 29, 2009, as amended prior to the expiration date (the “Registration Statement”).

Upon the terms and subject to the conditions set forth in the Prospectus and this letter of transmittal, the undersigned hereby: (i) tenders to the Company the shares of Preferred Stock set forth in the box above entitled “Description of Shares of Preferred Stock Tendered;” (ii) either (a) grants its consent in favor of the Consent, or (b) certifies by this letter of transmittal that the undersigned is not a record holder or a beneficial holder of the tendered shares of Preferred Stock as of the Preferred Stock Record Date; (iii) subject to and effective upon acceptance for exchange of the shares of Preferred Stock tendered herewith, irrevocably constitutes and appoints the applicable Exchange Agent as the undersigned’s true and lawful agent and attorney-in-fact with respect to any such tendered shares of Preferred Stock, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such shares of Preferred Stock, or transfer ownership of such shares of Preferred Stock on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such shares of Preferred Stock for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such shares of Preferred Stock (except that the Exchange Agents will have no rights to, or control over, the shares of Common Stock issued in respect of such shares of Preferred Stock, except as the undersigned’s agent, all in accordance with the terms of the Preferred Stock Exchange Offer); (iv) requests that Common Stock issued in exchange for tendered shares of Preferred Stock in connection with the Preferred Stock Exchange Offer be issued to the order of the undersigned; and (v) requests that any shares of Preferred Stock representing liquidation preferences not tendered or not accepted for exchange be credited to such DTC participant’s account or be returned to the undersigned.

If the undersigned is a Record Date Holder and has failed to check a box with respect to any proposals set forth above under “ Consent,” the undersigned shall be deemed to have checked the box below “Give Consent” with respect to the Consent. The undersigned understands that any tender that is submitted with any “Abstain” or “Withhold Consent” box checked will be rejected as an invalid tender.

The undersigned hereby acknowledges receipt of: (i) the Prospectus and this letter of transmittal, which together constitute the Company’s offer to exchange newly issued shares of Common Stock for any and all outstanding shares of Preferred Stock that are validly tendered and not validly withdrawn in the Preferred Stock Exchange Offer and (ii) the Consent Solicitation Statement.

The undersigned hereby represents and warrants that: (i) the undersigned has full power and authority to tender, sell, assign and transfer the shares of Preferred Stock tendered hereby; (ii) upon its acceptance of any tendered shares of Preferred Stock, the Company will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and that such shares of Preferred Stock will not be subject to any adverse claim; and (iii) (a) the undersigned has a net long position in the Preferred Stock or Trust Preferred Securities being tendered pursuant to the Exchange Offer within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Preferred Stock or Trust Preferred Securities complies with Rule 14e-4.

Subject to and effective upon acceptance for exchange of, and issuance of shares of Common Stock for, the shares of Preferred Stock tendered herewith, the undersigned hereby: (i) irrevocably, sells, transfers, conveys and assigns to or upon the order of the Company, all right, title and interest in and to the shares of Preferred Stock tendered hereby; (ii) waives any and all other rights with respect to such shares of Preferred Stock (including with respect to any existing or past defaults and their consequences in respect of such shares of Preferred Stock); (iii) releases and discharges the Company from any and all claims that the undersigned may have now, or may

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have in the future, arising out of, or related to, such shares of Preferred Stock, including any claims that the undersigned is entitled to receive additional payments with respect to such shares of Preferred Stock or to participate in any redemption of such shares of Preferred Stock, and (iv) represents that (a) the undersigned is not located or resident in Italy, and did not receive the Prospectus or any invitation to participate in the Exchange Offer in Italy and the undersigned is not acting on behalf of investors located or resident in Italy; (b) the undersigned is not located or resident in the United Kingdom or, if the undersigned is located or resident in the United Kingdom, the undersigned is a person falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Promotion Order (as defined in the Prospectus)) or within Article 43 of the Financial Promotion Order, or to whom the Prospectus and any other documents or materials relating to the Exchange Offer may otherwise lawfully be communicated in accordance with the Financial Promotion Order; (c) the undersigned is not located or resident in Belgium or, if the undersigned is located or resident in Belgium, the undersigned is a qualified investor, in the sense of Article 10 of the Belgian Public Offer Law (as defined in the Prospectus), acting on the undersigned’s sole account; and (d) the undersigned is not located or resident in France or, if the undersigned is located or resident in France, the undersigned is a (i) provider of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investor (Investisseur Qualifié) other than an individual (as defined in, and in accordance with, Articles L.411-2 and D.411-1 of the French Code Monétaire et Financier), acting on the undersigned’s sole account, such representations to be repeated on the expiration date and on the settlement date.

The undersigned acknowledges and agrees that upon acceptance for exchange of the shares of Preferred Stock tendered herewith, without any further action, all other powers of attorney, proxies and consents given by the undersigned with respect to such shares of Preferred Stock or the Common Stock to be received in exchange for such shares of Preferred Stock will be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by the undersigned (and, if given, will not be effective), except for powers of attorney, proxies, consents or revocations contemplated hereby.

The undersigned will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable: to complete the sale, assignment and transfer of the shares of Preferred Stock tendered hereby and, if the undersigned is a Record Date Holder, to grant a Consent in favor of the Senior Preferred Stock Issuance. All authority conferred or agreed to be conferred in this letter of transmittal and every obligation of the undersigned hereunder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. This tender may be withdrawn (and the related Consent revoked) only in accordance with the procedures set forth in the section of the Prospectus entitled “The Exchange Offer—Withdrawal of Tenders.”

The undersigned hereby agrees that: (i) no tender of shares of Preferred Stock is valid until any defect or irregularity in connection with tenders of shares of Preferred Stock is cured within such time as the Company determines, unless waived by the Company; (ii) none of the Company, the Exchange Agent, the Information Agent, the Dealer Managers or any other person is under any duty to give notice of any defects or irregularities in the tenders of shares of Preferred Stock or will incur any liability to holders for failure to give any such notice; (iii) a tender of shares of Preferred Stock and the Consent granted hereby will constitute a binding agreement between us upon the terms and subject to the conditions of the Exchange Offer; and (iv) all questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of shares of Preferred Stock will be determined by the Company in its sole discretion and such determination shall be final and binding.

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IMPORTANT

SIGNATURE REQUIRED

Must be signed by the registered holder(s) of the shares of Preferred Stock exactly as their name(s) appear(s) on a security position listing as the owner of shares of Preferred Stock on the books of DTC or its participants. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, agent or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below under “Capacity” and submit evidence satisfactory to the Company of such person’s authority to so act.

Signature(s) of Holders

Date:

Name(s):

Signature(s):

Capacity (full title):

Address (including zip code):

Area Code and Telephone No.:

GUARANTEE OF SIGNATURE(S)

(IF REQUIRED—SEE INSTRUCTION 1)

Date:

Name of Firm:

Address (including zip code):

Name:

Authorized Signature:

Area Code and Telephone No.:

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INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE

PREFERRED STOCK EXCHANGE OFFER

IMPORTANT: IN ORDER FOR YOU TO PARTICIPATE IN THE PREFERRED STOCK EXCHANGE OFFER, THE APPLICABLE EXCHANGE AGENT MUST RECEIVE, ON OR BEFORE THE EXPIRATION DATE, THIS LETTER OF TRANSMITTAL AND YOUR CERTIFICATES IN THE CASE OF SHARES BEING PHYSICALLY DELIVERED OR, IN THE CASE OF SHARES OF PREFERRED STOCK DELIVERED BY BOOK-ENTRY TRANSFER THROUGH DTC, AN AGENT’S MESSAGE AND A DTC CONFIRMATION.

1. Guarantee of Signatures. All signatures on this letter of transmittal must be guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program or the Stock Exchange Medallion Program or is otherwise an “eligible guarantor institution” as that term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934 (generally a member of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office in the United States) (an “Eligible Institution”), unless: (i) this letter of transmittal is signed by the registered holder of the shares of Preferred Stock tendered therewith and the Common Stock issued in exchange for shares of Preferred Stock is to be issued in the name of and delivered to, or if any shares of Preferred Stock not accepted for exchange are to be returned to, such holder or (ii) such shares of Preferred Stock are tendered for the account of an Eligible Institution.

2. Delivery of Letter of Transmittal. This letter of transmittal is to be used by each holder of the shares of Preferred Stock if delivery of shares of Preferred Stock is to be made by book-entry transfer, and instructions are not being transmitted through DTC’s Automated Tender Offer Program (“ATOP”).

DTC participants must electronically transmit their acceptance of an Exchange Offer by causing DTC to transfer their shares of Preferred Stock to the Exchange Agent in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message to the Exchange Agent. The term “Agent’s Message” means a message transmitted by DTC, received by the Company and forming part of the book-entry confirmation, to the effect that: (i) DTC has received an express acknowledgment from a participant in ATOP that it is tendering its shares of Preferred Stock; (ii) such participant has received and agrees to be bound by this letter of transmittal to the same extent as if it tendered shares of Preferred Stock pursuant to a manually executed letter of transmittal and (iii) the agreement may be enforced against such participant. Accordingly, this letter of transmittal need not be completed by a holder tendering through ATOP. However, the holder will be bound by the terms of this letter of transmittal and the Exchange Offer. Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

If the holder beneficially owns shares of Preferred Stock that are held by or registered in the name of a bank, broker, custodian commercial bank, trust company or other nominee and the holder wishes to participate in the Exchange Offer, the holder must promptly contact the holder’s bank, broker, custodian, commercial bank, trust company or other nominee to instruct it to tender the holder’s shares of Preferred Stock, to agree to the terms of this letter of transmittal, including, if the holder is a beneficial owner of shares of Preferred Stock, the giving of a Consent and/or Tender Certification set forth herein. Holders are urged to instruct their bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the expiration date in order to allow adequate processing time for the instruction. Tenders not received by Global Bondholder Services Corporation or Banco Popular de Puerto Rico Fiduciary Services Division, each an exchange agent for the Exchange Offer, on or prior to the expiration date will be disregarded and have no effect.

If the holder owns shares of Preferred Stock in certificated form, the holder must complete and manually sign this letter of transmittal together with a Consent and/or Tender Certification. The executed letter of transmittal and the holder’s certificates to be tendered must be delivered to Banco Popular de Puerto Rico Fiduciary Services Division prior the expiration date together with a proper assignment of the shares of Preferred Stock to Popular, or to any transfer agent for the shares of Preferred Stock, or in blank. Such holders are urged to

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make their delivery to Banco Popular de Puerto Rico Fiduciary Services Division at least five days prior to the Expiration Date to allow adequate processing time.

Holders desiring to tender shares of Preferred Stock prior to the expiration date through DTC’s ATOP should note that such holders must allow sufficient time for completion of DTC’s ATOP procedures during the normal business hours of DTC prior to such date. The method of delivery of this letter of transmittal is at the holder’s own option and risk, and the delivery will be deemed made only when actually received by the applicable Exchange Agent. Likewise, tenders via DTC’s ATOP shall be deemed made only when timely confirmed by DTC. In all cases, the holder should allow sufficient time to ensure timely processing of the holder’s tender.

The Company is not providing for guaranteed delivery procedures and therefore tendering holders must allow sufficient time for the necessary tender procedures to be completed prior to the expiration date. Holders should allow sufficient time for completion of the necessary tender procedures during the normal business hours of DTC. Tenders not received by the applicable Exchange Agent prior to the expiration date will be disregarded and have no effect.

3. Signatures on Letter of Transmittal. If any shares of Preferred Stock tendered hereby are held of record by two or more persons, all such persons must sign this letter of transmittal. If any shares of Preferred Stock tendered hereby are registered in different names, it will be necessary to complete, sign and submit as many separate letters of transmittal as there are different registrations of such shares of Preferred Stock. If this letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of such person’s authority so to act must be submitted.

4. Withdrawal Procedures. Holders who wish to exercise their right of withdrawal with respect to the shares which were tendered in certificated form must give written notice of withdrawal. Any such notice of withdrawal must: (i) specify the name of the holder that tendered the shares of Preferred Stock to be withdrawn, (ii) identify the shares of Preferred Stock to be withdrawn and liquidation preference of such shares of Preferred Stock, (iii) include a statement that the holder is withdrawing its election to exchange the shares of Preferred Stock, and (iv) be signed by the holder in the same manner as the original signature on the accompanying letter of transmittal by which such shares of Preferred Stock were tendered or otherwise as described above, including any required signature guarantee.

If a holder holds the shares of Preferred Stock in book-entry form, a withdrawal of shares of Preferred Stock will be effective if the holder complies with the appropriate procedures of DTC’s ATOP prior to the expiration date or, if the holder’s shares of Preferred Stock are not previously accepted by the Company, after the expiration of 40 business days after the commencement of the Preferred Stock Exchange Offer. The holder’s withdrawal must comply with the requirements set forth in the Prospectus.

Holders who wish to withdraw their shares of Preferred Stock which were previously tendered or delivered for purposes of giving a Consent through a bank, broker, custodian or other nominee, should contact their bank, broker, custodian, commercial bank, trust company or other nominee for instructions on how to withdraw their shares of Preferred Stock.

Any shares of Preferred Stock validly withdrawn will not have been validly tendered for purposes of the Preferred Stock Exchange Offer unless the shares of Preferred Stock so withdrawn are validly re-tendered.

Any withdrawal of shares of Preferred Stock will constitute a revocation of the Consent delivered with respect to such shares of Preferred Stock. A holder may validly withdraw shares of Preferred Stock that the holder tenders or shares of Preferred Stock deposited with the applicable Exchange Agent in connection with granting a Consent at any time prior to the Expiration Date.

5. Waiver of Conditions. The Company reserves the absolute right in its sole discretion to waive any of the specified conditions, in whole or in part, of the Exchange Offer, other than the condition relating to the effectiveness of the registration statement.

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6. Validity; Irregularities. All questions as to the form of documents and the validity (including time of receipt), and acceptance for exchange of any tender of shares of Preferred Stock and Consent and any withdrawal of the shares of Preferred Stock will be determined by the Company, in its sole discretion, and its determination will be final and binding. Alternative, conditional or contingent tenders of shares of Preferred Stock will not be considered valid. The Company reserves the absolute right, in its sole discretion, to reject any and all tenders of shares of Preferred Stock that it determines are not in proper form or the acceptance of or exchange for which, in the Company’s opinion, would be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tenders in any tender of any shares of Preferred Stock.

Any defect or irregularity in connection with tenders of shares of Preferred Stock must be cured within such time as the Company determines, unless waived by the Company. Tenders of shares of Preferred Stock shall not be deemed to have been made until all defects and irregularities have been waived by the Company or cured. A defective tender (which defect is not waived by us) will not constitute a valid tender of shares of Preferred Stock. None of the Company, the Exchange Agents, the Information Agent, the Dealer Manager or any other person will be under any duty to give notice of any defects or irregularities in the tenders of shares of Preferred Stock, or will incur any liability to holders for failure to give any such notice.

7. Inadequate Space. If the space provided in the above “Description of Shares of Preferred Stock Tendered” box is inadequate, the number of shares of Preferred Stock tendered and any other required information should be listed on a separate signed schedule and attached to this letter of transmittal.

8. Backup Withholding. Certain amounts payable with respect to the shares of Common Stock may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a rate of 28%. To avoid backup withholding, each U.S. holder that does not otherwise establish an exemption should complete and return the Substitute Form W-9 set forth herein, certifying that such U.S. holder is a United States person, the taxpayer identification number provided is correct and such U.S. holder is not subject to backup withholding. Failure to provide the correct information on the IRS Form W-9 may subject the tendering U.S. holder to a $50 penalty imposed by the IRS and 28% federal backup withholding tax on any payment.

Backup withholding will not apply to a non-U.S. holder if (i) the holder certifies under penalties of perjury, by completing and submitting the appropriate IRS Form W-8 (or other applicable form), that it is a non-U.S. holder and (ii) neither the Company nor any payor of amounts payable with respect to the shares of Common Stock that are subject to information reporting and backup withholding, has actual knowledge to the contrary. An IRS Form W-8 (or other applicable form) and instructions for completing it may be obtained from the Exchange Agent or at the IRS website at www.irs.gov. In certain circumstances, the amount paid to a non-U.S. holder, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS.

If the holder owns the shares of Preferred Stock through a broker who tenders the securities on the holder’s behalf and continues to own the shares of Common Stock through such broker, the holder may need to provide an IRS Form W-9, IRS Form W-8 or other applicable form to such broker in order to avoid backup withholding. The holder should consult the holder’s broker to determine whether any such forms are required.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS provided that the required information is timely furnished to the IRS.

8. Transfer Taxes. The Company will pay all transfer taxes, if any, imposed by the United States and Puerto Rico or any jurisdiction therein with respect to the exchange and transfer of any shares of Preferred Stock to the Company pursuant to the Exchange Offer (for the avoidance of doubt, transfer taxes do not include income or backup withholding taxes).

9. Conflicts. In the event of any conflict between the terms of the Prospectus and the terms of this letter of transmittal, the terms of the Prospectus will control.

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TO BE COMPLETED BY ALL TENDERING U.S. HOLDERS OF SECURITIES

PAYER’S NAME: —

Name (if in joint names, list first and circle the name of the person or entity whose number you enter in Part I as provided in the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “Guidelines”))

Business Name (Sole proprietors, see the instructions in the enclosed Guidelines)
Check appropriate box:	☐ Individual/Sole Proprietor	☐ Corporation	Exempt from backup withholding ☐
☐ Partnership
☐ Limited Liability Company. Enter the tax classification (D=disregarded entity, C=corporation, P=partnership)
☐ Other
Address
SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number (“TIN”) and Certification

Part I-TIN Enter your TIN in the appropriate box at right. (For most individuals, this is your social security number. If you do not have a number, see Obtaining a Number in the enclosed Guidelines). Certify by signing and dating below.

Note: If the account is in more than one name, see chart in the enclosed Guidelines to determine which number to enter.

Social security number
OR Employer identification number
OR If awaiting TIN write “Applied For”

Part II-Certification-Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions: You must cross out item (2) above if the IRS has notified you that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

SIGNATURE		DATE , 2009

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YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver such application in the near future. I understand that, notwithstanding the information I provided in Part II of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all reportable payments made to me will be subject to a 28% backup withholding tax unless I provide a properly certified taxpayer identification number.

Signature                                                                                                              Date                     , 2009

NOTE: FAILURE TO COMPLETE AND RETURN THE SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING TAX OF 28% OF ANY REPORTABLE PAYMENTS MADE TO YOU PURSUANT TO THE EXCHANGE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 AND CONTACT YOUR TAX ADVISOR FOR ADDITIONAL DETAILS.

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GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the Company.

For this type of account	Give the TAXPAYER IDENTIFICATION number of—	For this type of account	Give the TAXPAYER IDENTIFICATION number of—
1. An individual’s account	The individual	7. A valid trust, estate, or pension trust	The legal entity (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title) (4)

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)	8. Corporation or limited liability company (“LLC”) electing corporate status on Form 8832 account	The corporation

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)	9. Association, club, religious, charitable, education, or other tax exempt organization account	The organization

4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee (1)	10. Partnership or multimember LLC not electing corporate status on Form 8832 account	The partnership

b. So-called trust account that is not a legal or valid trust under state law	The actual owner (1)	11. A broker or registered nominee	The broker or registered nominee

5. Sole proprietorship account or disregarded entity owned by an individual	The owner (3)	12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

6. Disregarded entity not owned by an individual	The owner

13

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	You must show your individual name and you may also enter your business or “DBA” name on the “Business Name” line. You may use either your social security number or employer identification number (if you have one). If you are a sole proprietor, the IRS encourages you to use your social security number.
(4)	List first and circle the name of the legal trust, estate, or pension trust.

Note:	If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

14

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Obtaining a Number

If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card, Form W-7, Application for an IRS Individual Taxpayer Identification Number, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service, from www.irs.gov or by calling 1-800-TAX-FORM and apply for a number.

Payees Exempt From Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include the following:

•

An organization exempt from tax under section 501 (a) of the Internal Revenue Code of 1986, as amended (the “Code”), an individual retirement arrangement (“IRA”), or a custodial account under section 403(b)(7) of the Code if the account satisfies the requirements of section 401(f)(2) of the Code.

•	The United States or any of its agencies or instrumentalities.

•	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

•	A foreign government, or any of its political subdivisions, agencies, or instrumentalities.

•	An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include the following:

•	A corporation.

•	A foreign central bank of issue.

•	A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

•	A futures commission merchant registered with the Commodity Futures Trading Commission.

•	A real estate investment trust.

•	An entity registered at all times during the tax year under the Investment Company Act of 1940.

•	A common trust fund operated by a bank under section 584(a) of the Code.

•	A financial institution.

•	A middleman known in the investment community as a nominee or custodian.

•	A trust exempt from tax under section 664 of the Code or described in section 4947 of the Code.

Payments of interest not generally subject to backup withholding include the following:

•

Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer’s trade or business and you have not provided your correct taxpayer identification number to the payer.

•	Payments described in section 6049(b)(5) of the Code to non-resident aliens.

•	Payments made by certain foreign organizations.

15

Exempt payees described above should file Substitute Form W-9 to avoid possible erroneous backup withholding. ENTER YOUR NAME (as described above), CHECK THE APPROPRIATE BOX FOR YOUR STATUS, CHECK THE BOX TITLED “EXEMPT FROM BACKUP WITHHOLDING,” SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A, and 6050N of the Code.

Privacy Act Notice—Section 6109 of the Code requires most recipients to provide your correct taxpayer identification number to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your taxpayer identification number whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not give a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Penalties for Failure to Furnish Taxpayer Identification Number—If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding—If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) Criminal Penalty for Falsifying Information—Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) Misuse of Taxpayer Identification Number—If the requester discloses or uses taxpayer identification numbers in violation of federal law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

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DETACH HERE

DO NOT SUBMIT THIS CONSENT SOLICITATION FORM IF YOU ARE TENDERING

SHARES OF PREFERRED STOCK IN THE EXCHANGE OFFER

POPULAR, INC.

Consent Solicited on Behalf of the Board of Directors of Popular, Inc.

I, the undersigned, hereby do consent to the Consent on behalf of all of the shares of Preferred Stock I hold as of the close of business on June 26, 2009, in accordance with the instructions given herein.

I, the undersigned, hereby certify that (a) I was holder of record of the shares of Preferred Stock set forth below as of the close of business on June 26, 2009 (“Record Date Holder”) and (b) I have not tendered such shares of Preferred Stock in the exchange offer currently being conducted by Popular, Inc.

*            *            *

This consent solicitation form, when properly executed, will be used in the manner directed herein. If no direction is made, this consent solicitation form will be used to GIVE CONSENT to the Senior Preferred Stock Issuance.

Holder’s desiring to deliver a Consent without tendering shares of Preferred Stock must deposit the corresponding shares of Preferred Stock with the applicable Exchange Agent until the settlement date, or until after the Company terminates the Exchange Offer or the holder validly withdraws all such shares of Preferred Stock deposited, which withdrawal will automatically revoke the holder’s Consent in respect of such withdrawn shares. A holder may withdraw shares of Preferred Stock deposited with the applicable Exchange Agent for the purpose of giving the holder’s Consent, on or prior to the expiration of the Exchange Offer. All shares of Preferred Stock deposited for the purpose of giving the holder’s Consent and which were not deposited to be tendered for exchange in the Exchange Offer will be returned, without expense, to the holder promptly following the settlement date, or as promptly as practicable after termination by the Company of the Exchange Offer or the holder’s valid withdrawal of the holder’s shares of Preferred Stock, automatically revoking the holder’s Consent.

If the holder beneficially owns shares of Preferred Stock that are held by or registered in the name of a bank, broker, custodian or other nominee and the holder wishes to deliver a Consent without tendering shares of Preferred Stock, the holder must promptly contact the holder’s bank, broker, custodian, commercial bank, trust company or other nominee to instruct it to deposit the holder’s shares of Preferred Stock with the applicable Exchange Agent and to agree to the terms of this consent solicitation form. Holders are urged to instruct their bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the expiration date in order to allow adequate processing time for the instruction. Consents not received by Global Bondholder Services Corporation or Banco Popular de Puerto Rico Fiduciary Services Division, as applicable, each an exchange agent for the Exchange Offer, on or prior to the expiration date and Consents received on or prior to the expiration date but not accompanied by deposit with the applicable Exchange Agent of the corresponding shares of Preferred Stock will be deemed to have withheld consent for the senior Preferred Stock Issuance.

NOTE: Please sign exactly as name appears herein. Joint owners should each sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. All signatures on this consent solicitation form must be guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program or the Stock Exchange Medallion Program or is otherwise an “eligible guarantor institution” as that term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934 (generally a member of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office in the United States).

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IF NO BOXES ARE MARKED, THIS CONSENT SOLICITATION FORM WILL BE USED IN THE MANNER DESCRIBED ABOVE.

IMPORTANT:

This Consent may be given ONLY with respect to shares of Preferred Stock:

(1)	held of record as of the record date of June 26, 2009; and

(2)	NOT tendered in the Exchange Offer currently being conducted by Popular, Inc.

PLEASE PROVIDE THE FOLLOWING INFORMATION:

DTC Participant Name:

DTC Participant Number:

CUSIP No. of shares of Preferred Stock:

Number of shares of Preferred Stock:

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

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DO NOT SUBMIT THIS CONSENT SOLICITATION FORM IF YOU ARE TENDERING

SHARES OF PREFERRED STOCK IN THE EXCHANGE OFFER

THIS CONSENT IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF POPULAR, INC.

The undersigned hereby acknowledges receipt of the Consent Solicitation Statement in connection with the Consent, with respect to all outstanding shares of 6.375% Non-cumulative Monthly Income Preferred Stock, 2003 Series A and 8.25% Non-cumulative Monthly Income Preferred Stock, Series B (together, the “Preferred Stock”).

**********

TO GIVE CONSENT, WITHHOLD CONSENT OR ABSTAIN FROM CONSENTING TO THE CONSENT, CHECK THE APPROPRIATE BOX BELOW AND SIGN, DATE AND RETURN THIS CONSENT SOLICITATION FORM. IF NO BOX IS MARKED BELOW WITH RESPECT TO THE CONSENT, AND THIS CONSENT SOLICITATION FORM IS SIGNED, DATED AND RETURNED, THE UNDERSIGNED WILL BE DEEMED TO HAVE GIVEN CONSENT TO THE SENIOR PREFERRED STOCK ISSUANCE. IF THIS CONSENT SOLICITATION FORM IS NOT RETURNED AND SHARES OF PREFERRED STOCK HELD BY THE UNDERSIGNED ARE NOT OTHERWISE VALIDLY TENDERED IN THE EXCHANGE OFFER, THE UNDERSIGNED WILL BE DEEMED TO HAVE WITHHELD CONSENT FOR THE SENIOR PREFERRED STOCK ISSUANCE.

Give Consent	Withhold Consent	Abstain

Proposed Senior Preferred Stock Issuance set forth in the Consent Solicitation Statement on Schedule 14A dated June 29, 2009 (the “Consent Solicitation Statement”), describing the Consent (as defined in the Consent Solicitation Statement).

☐	☐	☐

Please provide the information below and sign exactly as name appears below. When shares are held by joint tenants, both should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person. As noted on the reverse side, signatures must be medallion guaranteed.

Date: , 2009
Signature

Signature if held jointly

DETACH HERE

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Any questions and requests for assistance may be directed to the Information Agent (or Banco Popular de Puerto Rico Fiduciary Services Division in the case of questions pertaining to tendering certificated shares of Preferred Stock) at the address and telephone numbers set forth below. Additional copies of the Prospectus, the Consent Solicitation Statement, this letter of transmittal and any related documents may be obtained from the Information Agent at the address and telephone numbers set forth below. Questions regarding the terms of the Exchange Offer may be directed to the Dealer Managers at their respective address and telephone number set forth below. Holders of shares of Preferred Stock may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Exchange Offer.

The Exchange Agent for shares of Preferred Stock tendered that are not in certificated form is:

GLOBAL BONDHOLDER SERVICES CORPORATION

By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended): Global Bondholder Services Corporation 65 Broadway, Suite 723 New York, New York 10006 Attention: Corporate Actions	By Facsimile Transmission (for Eligible Institutions only): Global Bondholder Services Corporation (212) 430-3775 Attention: Corporate Actions Confirm by Telephone: (212) 430-3774

The Exchange Agent for shares of Preferred Stock tendered in certificated form is:

BANCO POPULAR DE PUERTO RICO FIDUCIARY SERVICES DIVISION

By Overnight Delivery or Mail (Registered or Certified Mail Recommended): Banco Popular de Puerto Rico Fiduciary Service Division PO Box 362708-2708 San Juan, PR 00936-2708	By Hand: Banco Popular de Puerto Rico Fiduciary Service Division 153 Ponce de Leon Ave. 8th Floor – Suite 800 San Juan, PR 00918

The Information Agent for the Exchange Offer is:

Global Bondholder Services Corporation

65 Broadway, Suite 723

New York, New York 10006

Banks and Brokers, Call Collect:

(212) 430-3774

All Others Call Toll-Free:

(866) 540-1500

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The Lead Dealer Managers for the Exchange Offer are:

UBS Investment Bank	Popular Securities, Inc

677 Washington Boulevard Stamford, Connecticut 06901 Attention: Liability Management Group U.S. Toll-Free: (888) 719-4210 Call Collect: (203) 719-4210	Popular Center, 12th Floor 209 Muñoz Rivera Avenue San Juan, PR 00918 Attention: Capital Markets Group Telephone: (787) 766-6601 Fax: (787) 766-4258

The Co-Lead Dealer Manager for the Exchange Offer is:

Citigroup Global Markets Inc.

390 Greenwich Street, 4th Floor

New York, NY 10013

Attention: Liability Management Group

Toll-Free: (800) 558-3745

21

Exhibit 99.1(b)

LETTER OF TRANSMITTAL

POPULAR, INC.

With Respect to the

OFFER TO EXCHANGE

Common Stock for any and all of issued and outstanding (subject to prorationing as set forth in the Prospectus as defined below):

8.327% Trust Preferred Securities of BanPonce Trust I (the “8.327% Trust Preferred Securities”) (CUSIP: 066915AA7),

6.564% Trust Preferred Securities of Popular North America Capital Trust I (the “6.564% Trust Preferred Securities”) (CUSIP: 733186AA8),

6.70% Cumulative Monthly Income Trust Preferred Securities of Popular Capital Trust I (the “6.70% Trust Preferred Securities”) (CUSIP: 73317W203), and

6.125% Cumulative Monthly Income Trust Preferred Securities of Popular Capital Trust II (the “6.125%

Trust Preferred Securities”) (CUSIP: 73317H206)

(collectively, the “Trust Preferred Securities”)

Pursuant to the Prospectus

THE TRUST PREFERRED SECURITIES EXCHANGE OFFER WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JULY 28, 2009, UNLESS POPULAR, INC. (THE “COMPANY”) EXTENDS THE TRUST PREFERRED SECURITIES EXCHANGE OFFER. TENDERED TRUST PREFERRED SECURITIES MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION DATE.

The Exchange Agent for the Trust Preferred Securities Exchange Offer is:

GLOBAL BONDHOLDER SERVICES CORPORATION

By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended): Global Bondholder Services Corporation 65 Broadway, Suite 723 New York, New York 10006 Attention: Corporate Actions	By Facsimile Transmission (for Eligible Institutions only): Global Bondholder Services Corporation (212) 430-3775 Attention: Corporate Actions To Confirm Facsimile Transmission: (212) 430-3774

DELIVERY OF THIS LETTER OF TRANSMITTAL TO AN ADDRESS, OR TRANSMISSION OF INSTRUCTIONS TO A FACSIMILE NUMBER, OTHER THAN AS SET FORTH ABOVE, WILL NOT CONSTITUTE A VALID DELIVERY.

The Company is not providing for guaranteed delivery procedures and therefore tendering holders must allow sufficient time for the necessary tender procedures to be completed during normal business hours of the Depository Trust Company (“DTC”) on or prior to the expiration date. Tenders not received by the Exchange Agent prior to the expiration date will be disregarded and have no effect.

Certain terms used and not defined herein shall have the respective meanings ascribed to them in the Prospectus.

This letter of transmittal is to be used by holders of Trust Preferred Securities that wish to participate in the Trust Preferred Securities Exchange Offer. The instructions contained in this letter of transmittal should be read carefully and in their entirety before this letter of transmittal is completed.

ALL TENDERING HOLDERS MUST COMPLETE THE FOLLOWING:

DESCRIPTION OF TRUST PREFERRED SECURITIES TENDERED

CUSIP Number of Trust Preferred Securities Tendered	Liquidation Amount Tendered

$

METHOD OF DELIVERY

Tendered Trust Preferred Securities are being delivered by book-entry transfer made to the account maintained by the applicable Exchange Agent at DTC. Please complete the following (for use by Eligible Institutions only):

Name of Tendering Institution:
DTC Participant Number:
DTC Account Number:
Transaction Code Number:

2

NOTE: SIGNATURES MUST BE PROVIDED BELOW

Ladies and Gentlemen:

All capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the prospectus (the “Prospectus”), included in the Company’s registration statement on Form S-4 filed with the Securities and Exchange Commission on June 29, 2009, as amended prior to the expiration date (the “Registration Statement”).

Upon the terms and subject to the conditions set forth in the Prospectus and this letter of transmittal, the undersigned hereby: (i) tenders to the Company the Trust Preferred Securities set forth in the box above entitled “Description of Trust Preferred Securities Tendered,” (ii) subject to and effective upon acceptance for exchange of the Trust Preferred Securities tendered herewith, irrevocably constitutes and appoints the Exchange Agent as the undersigned’s true and lawful agent and attorney-in-fact with respect to any such tendered Trust Preferred Securities, with full power of substitution and resubstitution (such power of attorney being deemed to be an irrevocable power coupled with an interest) to (a) deliver certificates representing such Trust Preferred Securities, or transfer ownership of such Trust Preferred Securities on the account books maintained by DTC, together, in any such case, with all accompanying evidences of transfer and authenticity, to the Company, (b) present such Trust Preferred Securities for transfer on the relevant security register and (c) receive all benefits or otherwise exercise all rights of beneficial ownership of such Trust Preferred Securities (except that the Exchange Agent will have no rights to, or control over, the shares of Common Stock issued in respect of such Trust Preferred Securities, except as the undersigned’s agent, all in accordance with the terms of the Trust Preferred Securities Exchange Offer); and (iv) requests that Common Stock issued in exchange for tendered shares of Trust Preferred Securities and checks for payment of any Accrued Distributions to be made in connection with the Trust Preferred Securities Exchange Offer be issued to the order of the undersigned; and (v) the undersigned hereby requests that any Trust Preferred Securities liquidation amounts not accepted for exchange be credited to such DTC participant’s account.

The undersigned hereby acknowledges receipt of: the Prospectus and this letter of transmittal, which together constitute the Company’s offer to exchange newly issued shares of Common Stock for any and all issued and outstanding Trust Preferred Securities subject to prorationing based on Acceptance Priority Levels as set forth in the Prospectus and subject to the condition that if the aggregate liquidation preference of all shares of Preferred Stock and the aggregate liquidation amount of all Trust Preferred Securities tendered in the Trust Preferred Securities Exchange Offer would result in the issuance, upon consummation of the Trust Preferred Securities Exchange Offer, of a number of shares of our Common Stock equal to or in excess of 390,000,000 shares, we will accept for tender only that number of Trust Preferred Securities of a series in accordance with the Acceptance Priority Levels set forth in the Prospectus that will ensure that not more than 390,000,000 shares of the Company’s Common Stock are issued in the Exchange Offer.

The undersigned hereby represents and warrants that: (i) the undersigned has full power and authority to tender, sell, assign and transfer the Trust Preferred Securities tendered hereby;(ii) the Company will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by the Company; and (iii) (a) the undersigned has a net long position in the Preferred Stock or Trust Preferred Securities being tendered pursuant to the Exchange Offer within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Preferred Stock or Trust Preferred Securities complies with Rule 14e-4.

Subject to and effective upon acceptance for exchange of, and issuance of shares of Common Stock for, the Trust Preferred Securities tendered herewith, the undersigned hereby: (i) irrevocably, sells, transfers, conveys and assigns to or upon the order of the Company, all right, title and interest in and to the Trust Preferred Securities tendered hereby; (ii) waives any and all other rights with respect to such Trust Preferred Securities (including with respect to any existing or past defaults and their consequences in respect of such Trust Preferred

3

Securities); (iii) releases and discharges the Company from any and all claims that the undersigned may have now, or may have in the future, arising out of, or related to, such Trust Preferred Securities, including any claims that the undersigned is entitled to receive additional payments with respect to such Trust Preferred Securities or to participate in any redemption of such Trust Preferred Securities, and (iv) represents that (a) the undersigned is not located or resident in Italy, and did not receive the Prospectus or any invitation to participate in the Exchange Offer in Italy and the undersigned is not acting on behalf of investors located or resident in Italy; (b) the undersigned is not located or resident in the United Kingdom or, if the undersigned is located or resident in the United Kingdom, the undersigned is a person falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Promotion Order (as defined in the Prospectus)) or within Article 43 of the Financial Promotion Order, or to whom the Prospectus and any other documents or materials relating to the Exchange Offer may otherwise lawfully be communicated in accordance with the Financial Promotion Order; (c) the undersigned is not located or resident in Belgium or, if the undersigned is located or resident in Belgium, the undersigned is a qualified investor, in the sense of Article 10 of the Belgian Public Offer Law (as defined in the Prospectus), acting on the undersigned’s sole account; and (d) the undersigned is not located or resident in France or, if the undersigned is located or resident in France, the undersigned is a (i) provider of investment services relating to portfolio management for the account of third parties and/or (ii) qualified investor (Investisseur Qualifié) other than an individual (as defined in, and in accordance with, Articles L.411-2 and D.411-1 of the French Code Monétaire et Financier), acting on the undersigned’s sole account, such representations to be repeated on the expiration date and on the settlement date.

The undersigned acknowledges and agrees that upon acceptance for exchange of the Trust Preferred Securities tendered herewith, without any further action, all other powers of attorney, proxies and consents given by the undersigned with respect to such Trust Preferred Securities or the Common Stock to be received in exchange for such Trust Preferred Securities will be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by the undersigned (and, if given, will not be effective), except for powers of attorney, proxies, consents or revocations contemplated hereby.

The undersigned will, upon request, execute and deliver any additional documents deemed by the Company to be necessary or desirable to complete the sale, assignment and transfer of the Trust Preferred Securities tendered hereby. All authority conferred or agreed to be conferred in this letter of transmittal and every obligation of the undersigned hereunder shall be binding upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the undersigned and shall not be affected by, and shall survive, the death or incapacity of the undersigned. This tender may be withdrawn only in accordance with the procedures set forth in the section of the Prospectus entitled “The Exchange Offer—Withdrawal of Tenders.”

The undersigned hereby agrees that: (i) no tender of Trust Preferred Securities is valid until any defects or irregularity in connection with tenders of Trust Preferred Securities is cured within such time as the Company determines, unless waived by the Company; (ii) none of the Company, the Exchange Agent, the Information Agent, the Dealer Managers or any other person is under any duty to give notice of any defects or irregularities in the tenders of any Trust Preferred Securities or will incur any liability to holders for failure to give any such notice; (iii) a tender of Trust Preferred Securities will constitute a binding agreement between us upon the terms and subject to the conditions of the Exchange Offer; and (iv) all questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt) and acceptance for exchange of any tender of Trust Preferred Securities will be determined by the Company in its sole discretion and such determination shall be final and binding.

4

IMPORTANT

SIGNATURE REQUIRED

Must be signed by the registered holder(s) of the Trust Preferred Securities exactly as their name(s) appear(s) on a security position listing as the owner of Trust Preferred Securities on the books of DTC or its participants. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation, agent or other person acting in a fiduciary or representative capacity, such person must set forth his or her full title below under “Capacity” and submit evidence satisfactory to the Company of such person’s authority to so act.

Signature(s) of Holders

Date:

Name(s):

Signature(s):

Capacity (full title):

Address (including zip code):

Area Code and Telephone No.:

GUARANTEE OF SIGNATURE(S)

(IF REQUIRED—SEE INSTRUCTION 1)

Date:

Name of Firm:

Address (including zip code):

Name:

Authorized Signature:

Area Code and Telephone No.:

5

INSTRUCTIONS

FORMING PART OF THE TERMS AND CONDITIONS OF THE

TRUST PREFERRED SECURITIES EXCHANGE OFFER

IMPORTANT: IN ORDER FOR YOU TO PARTICIPATE IN THE TRUST PREFERRED SECURITIES EXCHANGE OFFER, THE EXCHANGE AGENT MUST RECEIVE, ON OR BEFORE THE EXPIRATION DATE, THIS LETTER OF TRANSMITTAL OR, IN THE CASE OF TRUST PREFERRED SECURITIES DELIVERED BY BOOK-ENTRY TRANSFER THROUGH DTC, AN AGENT’S MESSAGE AND A DTC CONFIRMATION.

1. Guarantee of Signatures. All signatures on this letter of transmittal must be guaranteed by a firm that is a participant in the Security Transfer Agents Medallion Program or the Stock Exchange Medallion Program or is otherwise an “eligible guarantor institution” as that term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934 (generally a member of a registered national securities exchange, a member of the Financial Industry Regulatory Authority, Inc. or a commercial bank or trust company having an office in the United States) (an “Eligible Institution”), unless: (i) this letter of transmittal is signed by the registered holder of the Trust Preferred Securities tendered therewith and the Common Stock issued in exchange for Trust Preferred Securities is to be issued in the name of and delivered to, or if any Trust Preferred Securities not accepted for exchange are to be returned to, such holder or (ii) such Trust Preferred Securities are tendered for the account of an Eligible Institution.

2. Delivery of Letter of Transmittal. This letter of transmittal is to be used by each holder of the Trust Preferred Securities if delivery of Trust Preferred Securities is to be made by book-entry transfer, and instructions are not being transmitted through DTC’s Automated Tender Offer Program (“ATOP”).

DTC participants must electronically transmit their acceptance of the Exchange Offer by causing DTC to transfer their Trust Preferred Securities to the applicable Exchange Agent in accordance with DTC’s ATOP procedures for such a transfer. DTC will then send an Agent’s Message to the Exchange Agent. The term “Agent’s Message” means a message transmitted by DTC, received by the Company and forming part of the book-entry confirmation, to the effect that: (i) DTC has received an express acknowledgment from a participant in ATOP that it is tendering its Trust Preferred Securities; (ii) such participant has received and agrees to be bound by this letter of transmittal to the same extent as if it tendered Trust Preferred Securities pursuant to a manually executed letter of transmittal and (iii) the agreement may be enforced against such participant. Accordingly, this letter of transmittal need not be completed by a holder tendering through ATOP. However, the holder will be bound by the terms of this letter of transmittal and the Exchange Offer. Delivery of documents to DTC does not constitute delivery to the Exchange Agent.

If the holder beneficially owns Trust Preferred Securities that are held by or registered in the name of a bank, broker, custodian or other nominee and the holder wishes to participate in the Exchange Offer, the holder must promptly contact the holder’s bank, broker, custodian, commercial bank, trust company or other nominee to instruct it to tender the holder’s Trust Preferred Securities, to agree to the terms of this letter of transmittal. Holders are urged to instruct their bank, broker, custodian, commercial bank, trust company or other nominee at least five business days prior to the expiration date in order to allow adequate processing time for your instruction. Tenders not received by Global Bondholder Services Corporation, the exchange agent for the Exchange Offer, on or prior to the expiration date will be disregarded and have no effect.

Holders desiring to tender Trust Preferred Securities prior to the expiration date through DTC’s ATOP should note that such holders must allow sufficient time for completion of DTC’s ATOP procedures during the normal business hours of DTC prior to such date. The method of delivery of this letter of transmittal is at the holder’s own option and risk, and the delivery will be deemed made only when actually received by the Exchange Agent. Likewise, tenders via DTC’s ATOP shall be deemed made only when timely confirmed by DTC. In all cases, the holder should allow sufficient time to ensure timely processing of the holder’s tender.

6

The Company is not providing for guaranteed delivery procedures and therefore tendering holders must allow sufficient time for the necessary tender procedures to be completed prior to the expiration date. Holders should allow sufficient time for completion of the necessary tender procedures during the normal business hours of DTC. Tenders not received by the Exchange Agent prior to the expiration date will be disregarded and have no effect.

3. Signatures on Letter of Transmittal. If any Trust Preferred Securities tendered hereby are held of record by two or more persons, all such persons must sign this letter of transmittal. If any Trust Preferred Securities tendered hereby are registered in different names, it will be necessary to complete, sign and submit as many separate letters of transmittal as there are different registrations of such Trust Preferred Securities. If this letter of transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to the Company of such person’s authority so to act must be submitted.

4. Withdrawal Procedures. Holders who wish to exercise their right of withdrawal with respect to the Trust Preferred Securities Exchange Offer must give written notice of withdrawal. Any such notice of withdrawal must: (i) specify the name of the holder that tendered the Trust Preferred Securities to be withdrawn, (ii) identify the Trust Preferred Securities to be withdrawn and liquidation amount of such Trust Preferred Securities, (iii) include a statement that the holder is withdrawing its election to exchange the Trust Preferred Securities, and (iv) be signed by the holder in the same manner as the original signature on the accompanying letter of transmittal by which such Trust Preferred Securities were tendered or otherwise as described above, including any required signature guarantee.

If a holder holds the Trust Preferred Securities in book-entry form, a withdrawal of Trust Preferred Securities will be effective if the holder complies with the appropriate procedures of DTC prior to the expiration date or if the holder’s Trust Preferred Securities are not previously accepted by the Company, after the expiration of 40 business days after the commencement of the Trust Preferred Securities Exchange Offer. The holder’s withdrawal must comply with the requirements set forth in the Prospectus.

Holders who wish to withdraw their Trust Preferred Securities which were previously tendered through a bank, broker, custodian or other nominee, should contact their bank, broker, custodian, commercial bank, trust company or other nominee for instructions on how to withdraw their Trust Preferred Securities.

Any Trust Preferred Securities validly withdrawn will not have been validly tendered for purposes of the Trust Preferred Securities Exchange Offer unless the Trust Preferred Securities so withdrawn are validly re-tendered.

5. Waiver of Conditions. The Company reserves the absolute right in its sole discretion to waive any of the specified conditions, in whole or in part, of the Exchange Offer, other than the condition relating to the effectiveness of the registration statement.

6. Validity; Irregularities. All questions as to the form of documents and the validity (including time of receipt), and acceptance for exchange of any tender of Trust Preferred Securities and any withdrawal of the Trust Preferred Securities will be determined by the Company, in its sole discretion, and its determination will be final and binding. Alternative, conditional or contingent tenders of Trust Preferred Securities will not be considered valid. The Company reserves the absolute right, in its sole discretion, to reject any and all tenders of Trust Preferred Securities that it determines are not in proper form or the acceptance of or exchange for which, in the Company’s opinion, would be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tenders in any tender of any Trust Preferred Securities. Any defect or irregularity in connection with tenders of Trust Preferred Securities must be cured within such time as the Company determines, unless waived by the Company. Tenders of Trust Preferred Securities shall not be deemed to have been made until all defects and irregularities have been waived by the Company or cured. A defective tender (which defect is not

7

waived by us) will not constitute a valid tender of Trust Preferred Securities. None of the Company, the Exchange Agent, the Information Agent, the Dealer Managers or any other person will be under any duty to give notice of any defects or irregularities in the tenders of Trust Preferred Securities, or will incur any liability to holders for failure to give any such notice.

7. Inadequate Space. If the space provided in the above “Description of Trust Preferred Securities Tendered” box is inadequate, the aggregate liquidation amount of Trust Preferred Securities tendered and any other required information should be listed on a separate signed schedule and attached to this letter of transmittal.

8. Backup Withholding. Certain amounts payable pursuant to the Trust Preferred Securities Exchange Offer, including payments of cash in respect of any Accrued Distributions payable pursuant to the Trust Preferred Securities Exchange Offer to tendering holders (or other payees) may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a rate of 28%. In addition, certain amounts payable with respect to the shares of Common Stock may be subject to information reporting and backup withholding of U.S. federal income tax, currently at a rate of 28%. To avoid backup withholding, each U.S. holder that does not otherwise establish an exemption should complete and return the Substitute Form W-9 set forth herein, certifying that such U.S. holder is a United States person, the taxpayer identification number provided is correct and such U.S. holder is not subject to backup withholding. Failure to provide the correct information on the IRS Form W-9 may subject the tendering U.S. holder to a $50 penalty imposed by the IRS and 28% federal backup withholding tax on any payment.

Backup withholding will not apply to a non-U.S. holder if (i) the holder certifies under penalties of perjury, by completing and submitting the appropriate IRS Form W-8 (or other applicable form), that it is a non-U.S. holder and (ii) neither the Company, the Exchange Agent nor the non-U.S. holder’s broker, as applicable, has actual knowledge to the contrary. An IRS Form W-8 (or other applicable form) and instructions for completing it may be obtained from the Exchange Agent or at the IRS website at www.irs.gov. In certain circumstances, the amount paid to a non-U.S. holder, the name and address of the beneficial owner and the amount, if any, of tax withheld may be reported to the IRS.

If the holder owns the Trust Preferred Securities through a broker who tenders the securities on the holder’s behalf, the holder may need to provide an IRS Form W-9, IRS Form W-8 or other applicable form to such broker in order to avoid backup withholding. The holder should consult the holder’s broker to determine whether any such forms are required.

Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained from the IRS, provided that the required information is timely furnished to the IRS.

9. Transfer Taxes. The Company will pay all transfer taxes, if any, imposed by the United States and Puerto Rico or any jurisdiction therein with respect to the exchange and transfer of any Trust Preferred Securities to the Company pursuant to the Trust Preferred Securities Exchange Offer (for the avoidance of doubt, transfer taxes do not include income or backup withholding taxes).

10. Conflicts. In the event of any conflict between the terms of the Prospectus and the terms of this letter of transmittal, the terms of the Prospectus will control.

8

TO BE COMPLETED BY ALL TENDERING U.S. HOLDERS OF SECURITIES

PAYER’S NAME: —

Name (if in joint names, list first and circle the name of the person or entity whose number you enter in Part I as provided in the enclosed Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (the “Guidelines”))

Business Name (Sole proprietors, see the instructions in the enclosed Guidelines)
Check appropriate box:	☐ Individual/Sole Proprietor	☐ Corporation	Exempt from backup withholding ☐
☐ Partnership
☐ Limited Liability Company. Enter the tax classification (D=disregarded entity, C=corporation, P=partnership)
☐ Other
Address
SUBSTITUTE FORM W-9 Payer’s Request for Taxpayer Identification Number (“TIN”) and Certification

Part I-TIN Enter your TIN in the appropriate box at right. (For most individuals, this is your social security number. If you do not have a number, see Obtaining a Number in the enclosed Guidelines). Certify by signing and dating below.

Note: If the account is in more than one name, see chart in the enclosed Guidelines to determine which number to enter.

Social security number
OR Employer identification number
OR If awaiting TIN write “Applied For”

Part II-Certification-Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me); and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the IRS that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certification Instructions: You must cross out item (2) above if the IRS has notified you that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. However, if after being notified by the IRS that you were subject to backup withholding you received another notification from the IRS that you are no longer subject to backup withholding, do not cross out item (2). (Also see instructions in the enclosed Guidelines.)

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

SIGNATURE		DATE , 2009

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YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN PART I OF THIS SUBSTITUTE FORM W-9

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver such application in the near future. I understand that, notwithstanding the information I provided in Part II of the Substitute Form W-9 (and the fact that I have completed this Certificate of Awaiting Taxpayer Identification Number), all reportable payments made to me will be subject to a 28% backup withholding tax unless I provide a properly certified taxpayer identification number.

Signature                                                                                                          Date                     , 2009

NOTE: FAILURE TO COMPLETE AND RETURN THE SUBSTITUTE FORM W-9 MAY RESULT IN BACKUP WITHHOLDING TAX OF 28% OF ANY REPORTABLE PAYMENTS MADE TO YOU PURSUANT TO THE EXCHANGE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 AND CONTACT YOUR TAX ADVISOR FOR ADDITIONAL DETAILS.

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GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the Company.

For this type of account	Give the TAXPAYER IDENTIFICATION number of—	For this type of account	Give the TAXPAYER IDENTIFICATION number of—
1. An individual’s account	The individual	7. A valid trust, estate, or pension trust	The legal entity (Do not furnish the identifying number of the personal representative or trustee unless the legal entity itself is not designated in the account title) (4)

2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account (1)	8. Corporation or limited liability company (“LLC”) electing corporate status on Form 8832 account	The corporation

3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor (2)	9. Association, club, religious, charitable, education, or other tax exempt organization account	The organization

4. a. The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee (1)	10. Partnership or multimember LLC not electing corporate status on Form 8832 account	The partnership

b. So-called trust account that is not a legal or valid trust under state law	The actual owner (1)	11. A broker or registered nominee	The broker or registered nominee

5. Sole proprietorship disregarded entity owned by an individual	The owner (3)	12. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity
6. Disregarded entity not owned by an individual	The owner

11

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.
(2)	Circle the minor’s name and furnish the minor’s social security number.
(3)	You must show your individual name and you may also enter your business or “DBA” name on the “Business Name” line. You may use either your social security number or employer identification number (if you have one). If you are a sole proprietor, the IRS encourages you to use your social security number.
(4)	List first and circle the name of the legal trust, estate, or pension trust.

Note:	If no name is circled when there is more than one name listed, the number will be considered to be that of the first name listed.

12

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER

ON SUBSTITUTE FORM W-9

Obtaining a Number

If you do not have a taxpayer identification number or you do not know your number, obtain Form SS-5, Application for a Social Security Number Card, Form W-7, Application for an IRS Individual Taxpayer Identification Number, or Form SS-4, Application for Employer Identification Number, at the local office of the Social Security Administration or the Internal Revenue Service, from www.irs.gov or by calling 1-800-TAX-FORM and apply for a number.

Payees Exempt From Backup Withholding

Payees specifically exempted from backup withholding on ALL payments include the following:

•

An organization exempt from tax under section 501 (a) of the Internal Revenue Code of 1986, as amended (the “Code”), an individual retirement arrangement (“IRA”), or a custodial account under section 403(b)(7) of the Code if the account satisfies the requirements of section 401(f)(2) of the Code.

•	The United States or any of its agencies or instrumentalities.

•	A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

•	A foreign government, or any of its political subdivisions, agencies, or instrumentalities.

•	An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include the following:

•	A corporation.

•	A foreign central bank of issue.

•	A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

•	A futures commission merchant registered with the Commodity Futures Trading Commission.

•	A real estate investment trust.

•	An entity registered at all times during the tax year under the Investment Company Act of 1940.

•	A common trust fund operated by a bank under section 584(a) of the Code.

•	A financial institution.

•	A middleman known in the investment community as a nominee or custodian.

•	A trust exempt from tax under section 664 of the Code or described in section 4947 of the Code.

Payments of interest not generally subject to backup withholding include the following:

•

Payments of interest on obligations issued by individuals. Note: You may be subject to backup withholding if this interest is $600 or more and is paid in the course of the payer’s trade or business and you have not provided your correct taxpayer identification number to the payer.

•	Payments described in section 6049(b)(5) of the Code to non-resident aliens.

•	Payments made by certain foreign organizations.

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Exempt payees described above should file Substitute Form W-9 to avoid possible erroneous backup withholding. ENTER YOUR NAME (as described above), CHECK THE APPROPRIATE BOX FOR YOUR STATUS, CHECK THE BOX TITLED “EXEMPT FROM BACKUP WITHHOLDING,” SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.

Certain payments other than interest, dividends, and patronage dividends that are not subject to information reporting are also not subject to backup withholding. For details, see the regulations under sections 6041, 6041A, 6042, 6044, 6045, 6049, 6050A, and 6050N of the Code.

Privacy Act Notice—Section 6109 of the Code requires most recipients to provide your correct taxpayer identification number to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your taxpayer identification number whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividends, and certain other payments to a payee who does not give a taxpayer identification number to a payer. Certain penalties may also apply.

Penalties

(1) Penalties for Failure to Furnish Taxpayer Identification Number—If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

(2) Civil Penalty for False Information With Respect to Withholding—If you make a false statement with no reasonable basis which results in no imposition of backup withholding, you are subject to a penalty of $500.

(3) Criminal Penalty for Falsifying Information—Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4) Misuse of Taxpayer Identification Number—If the requester discloses or uses taxpayer identification numbers in violation of federal law, the requester may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION CONTACT YOUR TAX CONSULTANT OR THE INTERNAL REVENUE SERVICE.

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Any questions and requests for assistance may be directed to the Information Agent at the address and telephone numbers set forth below. Additional copies of the Prospectus, this letter of transmittal and any related documents may be obtained from the Information Agent at the address and telephone numbers set forth below. Questions regarding the terms of the Exchange Offer may be directed to the Dealer Managers at their respective address and telephone number set forth below. Holders of Trust Preferred Securities may also contact their broker, dealer, commercial bank or trust company or other nominee for assistance concerning the Exchange Offer.

The Exchange Agent for the Trust Preferred Securities Exchange Offer is:

GLOBAL BONDHOLDER SERVICES CORPORATION

By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended): Global Bondholder Services Corporation 65 Broadway, Suite 723 New York, NY 10006 Attention: Corporate Actions	By Facsimile Transmission (for Eligible Institutions only): Global Bondholder Services Corporation (212) 430-3775 Attention: Corporate Actions Confirm by Telephone: (212) 430-3774

The Information Agent for the Exchange Offer is:

Global Bondholder Services Corporation

65 Broadway, Suite 723

New York, NY 10006

Banks and Brokers, Call Collect:

(212) 430-3774

All Others Call Toll-Free:

(866) 540-1500

The Lead Dealer Managers for the Exchange Offer are:

UBS Investment Bank	Popular Securities, Inc

677 Washington Boulevard Stamford, Connecticut 06901 Attention: Liability Management Group U.S. Toll-Free: (888) 719-4210 Call Collect: (203) 719-4210	Popular Center, 12th Floor 209 Muñoz Rivera Avenue San Juan, PR 00918 Attention: Capital Markets Group Telephone: (787) 766-6601 Fax: (787) 766-4258

The Co-Lead Dealer Manager for the Exchange Offer Is:

Citigroup Global Markets Inc.

390 Greenwich Street, 4th Floor

New York, NY 10013

Attention: Liability Management Group

Toll-Free: (800) 558-3745

15

Exhibit 99.2

SOLICITING DEALER FORM

POPULAR, INC.

With Respect to the

OFFERS TO EXCHANGE

Common Stock for any and all of the issued and outstanding shares of Series A Preferred Stock and shares of Series B Preferred Stock

and

OFFER TO EXCHANGE

Common Stock for a number of issued and outstanding Trust Preferred Securities on the terms and conditions set forth in the Prospectus (defined below)

Each Exchange Offer will expire at 11:59 p.m., New York City time, on July 28, 2009 (unless Popular, Inc. (the “Company”) extends such Exchange Offer).

The Exchange Agent for shares of Preferred Stock and Trust Preferred Securities tendered that are not in certificated form:

GLOBAL BONDHOLDER SERVICES CORPORATION

By Hand, Overnight Delivery or Mail (Registered or Certified Mail Recommended): Global Bondholder Services Corporation 65 Broadway, Suite 723 New York, New York 10006 Attention: Corporate Actions	By Facsimile Transmission (for Eligible Institutions only): Global Bondholders Services Corporation (212) 430-3775 Attention: Corporate Actions To Confirm Facsimile Transmission: (212) 430-3774

The Exchange Agent for shares of Preferred Stock tendered in certificated form is:

BANCO POPULAR DE PUERTO RICO FIDUCIARY SERVICES DIVISION

By Overnight Delivery or Mail (Registered or Certified Mail Recommended): Banco Popular de Puerto Rico Fiduciary Service Division PO Box 362708-2708 San Juan, PR 00936-2708	By Hand: Banco Popular de Puerto Rico Fiduciary Service Division 153 Ponce de Leon Ave. 8th Floor – Suite 800 San Juan, PR 00918

THIS FORM MUST BE DELIVERED TO AN ADDRESS, OR TRANSMITTED VIA FACSIMILE, AS SET FORTH ABOVE. THE INSTRUCTIONS CONTAINED HEREIN SHOULD BE READ CAREFULLY BEFORE THIS FORM IS COMPLETED.

All capitalized terms used herein and not defined herein shall have the meaning ascribed to them in the preliminary prospectus included in the Company’s Registration Statement (Registration No. 333-159843) on Form S-4 filed with the SEC on June 29, 2009, as amended to the expiration date (the “Prospectus”). The terms Preferred Stock and Trust Preferred Securities are collectively referred to herein as “Subject Securities”.

In order to be eligible to receive the Soliciting Dealer Fee (as defined below), a properly completed soliciting dealer form must be received by the applicable Exchange Agent prior to the expiration date of the Exchange Offer. The Company shall, in its sole discretion, determine whether a soliciting dealer has satisfied the criteria for receiving a Soliciting Dealer Fee (including, without limitation, the submission of the appropriate documentation without defects or irregularities and in respect of bona fide tenders).

SOLICITING DEALER FORM

As described in the Prospectus, with respect to any tender of a series of shares of Preferred Stock, 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities, the Company will pay the relevant soliciting dealer a fee of .50% of the liquidation preference or liquidation amount accepted for exchange; provided that such fee will only be paid with respect to tenders by a beneficial owner of a series of shares of Preferred Stock, 6.70% Trust Preferred Securities or 6.125% Trust Preferred Securities (the “Soliciting Dealer Fee”). The Company reserves the right to audit any soliciting dealer to confirm bona fide submission of this form. The Company shall, in its sole discretion, determine whether a soliciting dealer has satisfied the criteria for receiving a Soliciting Dealer Fee (including, without limitation, the submission of the appropriate documentation without defects or irregularities and in respect of bona fide tenders).

Soliciting dealers are not entitled to a Soliciting Dealer Fee with respect to shares of Preferred Stock or PR Trust Preferred Securities beneficially owned by such soliciting dealer or with respect to any shares of Preferred Stock or PR Trust Preferred Securities that are registered in the name of a soliciting dealer unless such shares of Preferred Stock or PR Trust Preferred Securities are held by such soliciting dealer as nominee and are tendered for the beneficial owner of such shares of Preferred Stock or PR Trust Preferred Securities.

PAYMENT DETAILS

Name of Firm:

Attention:

Address:

Phone Number:

Taxpayer Identification:

Signature:

(Medallion Stamp Required)

By signing this form you hereby confirm that your request for the Soliciting Dealer Fee is bona fide and has been made on behalf of accounts for separate individual beneficial owners tendering Preferred Stock, 6.70% Trust Preferred Securities, 6.125% Trust Preferred Securities. Failure to properly complete and execute this form will render the form defective and the Company will not honor your request. Any questions as to what constitutes beneficial ownership should be directed to the applicable Exchange Agent.

The delivery of this form by a soliciting dealer will constitute a representation by it that (1) it has complied with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the applicable rules and regulations thereunder, in connection with such solicitation; (2) it is entitled to such compensation for such solicitation under the terms and conditions of the Prospectus and has not received any other fees or compensation in connection with the Exchange Offer; (3) in soliciting a tender, it has used no solicitation materials other than those furnished by the Company; (4) each holder of Preferred Stock, 6.70% Trust Preferred Securities, 6.125% Trust Preferred Securities that it has solicited has received a copy of the Prospectus and each amendment thereto and the Consent Solicitation Statement relating to the Consent; (5) it is either (i) a broker or dealer in securities which is a member of any national securities exchange in the United States or of FINRA or (ii) a bank or trust company located in the United States; (6) it is not an affiliate of the Company or any officer, director or 5% or greater shareholder of the Company; and (7) no Soliciting Dealer Fee has been requested or paid with respect to Preferred Stock, 6.70% Trust Preferred Securities, 6.125% Trust Preferred Securities tendered for its own account.

SOLICITING DEALERS SHOULD TAKE CARE TO ENSURE THAT PROPER RECORDS ARE KEPT TO DOCUMENT THEIR ENTITLEMENT TO ANY SOLICITING DEALER FEE. THE COMPANY AND THE EXCHANGE AGENTS RESERVE THE RIGHT TO REQUIRE ADDITIONAL INFORMATION AT THEIR DISCRETION, AS DEEMED WARRANTED.

If the space provided in the table below is inadequate, the required information should be listed on a separate schedule and attached to this form.

Subject Security Tendered	CUSIP / ISIN No.	Participant Number	VOI Number	Quantity Tendered

Exhibit 99.3

Letter to Brokers

POPULAR, INC.

Offer to Exchange

Common stock for any and all of the issued and outstanding

6.375% Non-cumulative Monthly Income Preferred Stock, Series A of

Popular, Inc. (“Series A Preferred Stock”) and

(CUSIP: 733174304), and

8.25% Non-cumulative Monthly Income Preferred Stock, Series B of

Popular, Inc. (“Series B Preferred Stock”)

(CUSIP: 733174403)

and

any and all of the issued and outstanding (subject to proration as described below)

8.327% Trust Preferred Securities of BanPonce Trust I (the “8.327% Trust Preferred Securities”)

(CUSIP: 066915AA7),

6.564% Trust Preferred Securities of Popular North America Capital Trust I (the “6.564% Trust Preferred

Securities”) (CUSIP: 733186AA8),

6.70% Cumulative Monthly Income Trust Preferred Securities of Popular Capital Trust I (the “6.70% Trust

Preferred Securities”) (CUSIP: 73317W203), and

6.125% Cumulative Monthly Income Trust Preferred Securities of Popular Capital Trust II (the “6.125%

Trust Preferred Securities”) (CUSIP: 73317H206)

The exchange offer will expire at 11:59 P.M. New York City time, on July 28, 2009, unless Popular, Inc. extends the exchange offer or terminates it early. Tendered shares of Preferred Stock or Trust Preferred Securities may be withdrawn at any time prior to the expiration date (such date and time, as it may be extended, the “expiration date”).

June 29, 2009

To: Brokers, Securities Dealers, Commercial Banks, Trust Companies and Other Nominees:

Popular, Inc. (“we” or the “Company”) is offering, upon and subject to the terms and conditions set forth in the prospectus, dated June 29, 2009 (the “Prospectus”), the Consent Solicitation Statement, dated June 29, 2009, and the accompanying letters of transmittal, to holders of its outstanding shares of Series A Preferred Stock and our outstanding shares of Series B Preferred Stock (collectively with the Series A Preferred Stock, the “Preferred Stock”) (the “Preferred Stock Exchange Offer”), and any and all of the issued and outstanding (subject to proration as described below) 8.327% Trust Preferred Securities, 6.564% Trust Preferred Securities, 6.70% Trust Preferred Securities and 6.125% Trust Preferred Securities (collectively, with the 8.327% Trust Preferred Securities, 6.564% Trust Preferred Securities and the 6.70% Trust Preferred Securities, the “Trust Preferred Securities”) (the “Trust Preferred Securities Exchange Offer”), in each case for shares of our common stock, par value $0.01 per share (“Common Stock”). We refer to the Preferred Stock Exchange Offer and the Trust Preferred Securities Exchange Offer together as the “Exchange Offer.” All capitalized terms used herein and not defined herein have the meaning ascribed to them in the Prospectus.

In addition to the Exchange Offer, the Company is seeking the consent of holders of shares of Series A Preferred Stock and its Series B Preferred Stock, each acting as a separate class (the “Preferred Stock Consent”), to issue to the U.S. Treasury, as the holder of our shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”), shares of preferred stock that will be senior (the “Senior Preferred Stock”) to the shares of Preferred Stock, either in exchange for shares of the Series C Preferred Stock, by redesignating the Series C Preferred Stock as Senior Preferred Stock, or in another transaction in which the shares of Series C Preferred Stock are cancelled and new shares of Senior Preferred Stock are issued

(collectively, the “Series C Preferred Stock Exchange”). In order for shares of Preferred Stock to be validly tendered, the Company is requiring holders of shares of Preferred Stock that participate in the Preferred Stock Exchange Offer to grant their consent to such modifications or, if they did not hold their shares of Preferred Stock on June 26, 2009 (the “Preferred Stock Record Date”), to provide a Tender Certification to that effect. See “The Exchange Offer—Purpose and Background of the Transactions—Preferred Stock Consent” in the Prospectus.

Upon the terms and subject to the conditions described in the Prospectus and the accompanying letters of transmittal, we will issue no more than 390,000,000 shares of our Common Stock in the Exchange Offer. If the aggregate liquidation preference of all shares of Preferred Stock and the aggregate liquidation amount of all Trust Preferred Securities tendered in the Exchange Offer would result in the issuance, upon consummation of the Exchange Offer, of a number of shares of our Common Stock in excess of 390,000,000 shares, we will accept for tender only that number of Trust Preferred Securities of each series in accordance with the Acceptance Priority Levels set forth in the Prospectus that will ensure that not more than 390,000,000 shares of our Common Stock are issued in the Exchange Offer. Even if all shares of Preferred Stock and all Trust Preferred Securities with Acceptance Priority Level 1 (the 8.327% Trust Preferred Securities and the 6.564% Trust Preferred Securities) are tendered for exchange, all Trust Preferred Securities with Acceptance Priority Level 1 that are validly tendered will be accepted for exchange, without prorationing. However, we may have to reduce (on a prorated basis) the number of Trust Preferred Securities of Acceptance Priority Level 2 (the 6.70% Trust Preferred Securities and the 6.125% Trust Preferred Securities) that we accept in the Exchange Offer to remain within this limit. We will not reduce the number of shares of Preferred Stock that we accept in this Exchange Offer. Depending on the number of shares of Preferred Stock and Trust Preferred Securities tendered in the Exchange Offer and the exchange ratio determined as described in the Prospectus, we may have to prorate the 6.70% Trust Preferred Securities and the 6.125% Trust Preferred Securities to remain within this limit.

We are requesting that you contact your clients for whom you hold shares of Preferred Stock or Trust Preferred Securities regarding the Exchange Offer. For your information and for forwarding to your clients for whom you hold shares of Preferred Stock or Trust Preferred Securities registered in your name or in the name of your nominee, or who hold shares of Preferred Stock or Trust Preferred Securities registered in their own names, we are enclosing the following documents:

1.	The Prospectus;

2.	The letters of transmittal for your use and for the information of your clients and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

3.	The Consent Solicitation Statement;

4.	A form of letter which may be sent to your clients for whose account you hold Preferred Stock or Trust Preferred Securities registered in your name or the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Exchange Offer and the Preferred Stock Consent; and

5.	Return envelopes addressed to Global Bankholder Services Corporation, the Exchange Agent for shares of Preferred Stock tendered that are not in certificated form, and Banco Popular de Puerto Rico, the Exchange Agent for shares of Preferred Stock tendered in certificated form.

We are not providing for guaranteed delivery procedures and therefore you must allow sufficient time for the necessary tender procedures to be completed during normal business hours of DTC prior to the expiration date. Tenders not received by the applicable Exchange Agent on or prior to the expiration date will be disregarded and have no effect.

The Depository Trust Company (“DTC”) participants must electronically transmit their acceptance of an Exchange Offer by causing DTC to transfer their shares of Preferred Stock or Trust Preferred Securities to the

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Exchange Agent in accordance with DTC’s ATOP procedures for such a transfer. Through DTC’s ATOP procedures, banks, brokers, custodians or other nominees must deliver to the Exchange Agent an electronic message that contains:

•

for tenders of shares of Preferred Stock, your client’s Consent to approve the Preferred Stock Consent described above, or if your client did not hold such shares of Preferred Stock as of the Preferred Stock Record Date, a Tender Certification to that effect;

•	your client’s acknowledgment and agreement to, and agreement to be bound by, the terms of the accompanying letter of transmittal; and

•	a timely confirmation of book-entry transfer of your client’s shares of Preferred Stock or Trust Preferred Securities into the Exchange Agent’s account.

DTC will then send an Agent’s Message to the Exchange Agent.

The term “Agent’s Message” means a message transmitted by DTC, received by the Exchange Agent and forming a part of the Book-Entry Confirmation (defined below), which states that DTC has received an express acknowledgment from the DTC participant tendering shares of Preferred Stock or Trust Preferred Securities that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Exchange Offer, as set forth in the Prospectus and the accompanying letter of transmittal and that the Company may enforce such agreement against such participant.

In all cases, exchange of shares of Preferred Stock or Trust Preferred Securities accepted for exchange in the Exchange Offer will be made only after timely receipt by the Exchange Agent or confirmation of book-entry transfer of such shares of Preferred Stock or Trust Preferred Securities (the “Book-Entry Confirmation”), a properly completed and duly executed accompanying letter of transmittal (or a facsimile thereof or satisfaction of the procedures of DTC) and any other documents required thereby.

We will only make payments to brokers, dealers, commercial banks, trust companies and other nominees or other persons for soliciting acceptances of the exchange offer as specified in the Prospectus. With respect to any tender of a series of shares of Preferred Stock or the 6.70% Trust Preferred Securities and the 6.125% Trust Preferred Securities, we will pay the relevant soliciting dealer a fee of 0.50% of the liquidation amount accepted for exchange. In order to be eligible to receive the soliciting dealer fee, a properly completed soliciting dealer form must be received by the applicable Exchange Agent prior to the expiration date. Additional details are provided in the Prospectus.

We will upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for reasonable and necessary costs and expenses incurred by them in forwarding the Prospectus, Consent Solicitation Statement and the related documents to the beneficial owners of Preferred Stock or Trust Preferred Securities held by them as nominee or in a fiduciary capacity. We will pay or cause to be paid all stock transfer taxes applicable to the exchange of Preferred Stock or Trust Preferred Securities in the exchange offer, except as set forth in the letters of transmittal.

Any requests for additional copies of the enclosed materials should be directed to Global Bondholder Services Corporation, the Information Agent for the exchange offer, at its address and telephone number set forth on the front of the letters of transmittal. Holders may also contact UBS Investment Bank and Popular Securities, Inc., the lead dealer managers, or Citibank Global Markets Inc. as co-lead dealer manager at the telephone numbers set forth below, or such holder’s broker, dealer, commercial bank, trust company or other nominee, for assistance concerning the exchange offer.

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The Information Agent for the exchange offer is:

Global Bondholder Services Corporation

65 Broadway, Suite 723

New York, New York 10006

Banks and Brokers, Call Collect:

(212) 430-3774

All Others Call Toll-Free:

(866) 540-1500

The lead dealer managers for the exchange offer are:

UBS Investment Bank

677 Washington Boulevard

Stamford, Connecticut 06901

Attention: Liability Management Group

U.S. Toll-Free: (888) 719-4210

Call Collect: (203) 719-4210

Popular Securities, Inc.

Popular Center, 12th Floor

209 Muñoz Rivera Avenue

San Juan, PR 00918

Attention: Capital Markets Group

Telephone: (787) 766-6601

Fax: (787) 766-4258

The co-lead dealer manager for the exchange offer is:

Citigroup Global Markets Inc.

390 Greenwich Street, 4th Floor

New York, NY 10013

Attention: Liability Management

Very truly yours,

POPULAR, INC.

Nothing herein or in the enclosed documents shall constitute you or any person as an agent of the Company or the Exchange Agent, or authorize you or any other person to use any document or make any statements on behalf of either of them with respect to the Exchange Offer, except for statements expressly made in the Prospectus or the accompanying letters of transmittal.

Enclosures

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Exhibit 99.4

Letter to Clients

POPULAR, INC.

Offer to Exchange

Common Stock for any and all of the issued and outstanding

6.375% Non-cumulative Monthly Income Preferred Stock, Series A of

Popular, Inc. (“Series A Preferred Stock”)

(CUSIP: 733174304), and

8.25% Non-cumulative Monthly Income Preferred Stock, Series B of

Popular, Inc. (“Series B Preferred Stock”)

(CUSIP: 733174403)

and

any and all of the issued and outstanding (subject to proration as described below)

8.327% Trust Preferred Securities of BanPonce Trust I (the “8.327% Trust Preferred Securities”)

(CUSIP: 066915AA7),

6.564% Trust Preferred Securities of Popular North America Capital Trust I (the “6.564% Trust Preferred

Securities”) (CUSIP: 733186AA8),

6.70% Cumulative Monthly Income Trust Preferred Securities of Popular Capital Trust I (the “6.70% Trust

Preferred Securities”) (CUSIP: 73317W203), and

6.125% Cumulative Monthly Income Trust Preferred Securities of Popular Capital Trust II (the “6.125%

Trust Preferred Securities”) (CUSIP: 73317H206)

The exchange offer will expire at 11:59 P.M. New York City time, on July 28, 2009, unless Popular, Inc. extends the exchange offer. Tendered shares of Preferred Stock or Trust Preferred Securities may be withdrawn at any time prior to the expiration date (such date and time, as it may be extended, the “expiration date”).

June 29, 2009

To Our Clients:

Enclosed for your consideration is the preliminary prospectus, dated June 29, 2009 (the “Prospectus”), the Consent Solicitation Statement (the “Consent Solicitation Statement”) and the accompanying letters of transmittal, relating to the offer of Popular, Inc. (the “Company”) to exchange its outstanding shares of Series A Preferred Stock and its outstanding shares of Series B Preferred Stock, (collectively with the Series A Preferred Stock, the “Preferred Stock”) (the “Preferred Stock Exchange Offer”), and any and all of the issued and outstanding (subject to proration) 8.327% Trust Preferred Securities, 6.564% Trust Preferred Securities, 6.70% Trust Preferred Securities and 6.125% Trust Preferred Securities (collectively, with the 8.327% Trust Preferred Securities, 6.564% Trust Preferred Securities and the 6.70% Trust Preferred Securities, the “Trust Preferred Securities”) (the “Trust Preferred Securities Exchange Offer”), in each case for shares of its common stock, par value $0.01 per share (“Common Stock”). We refer to the Preferred Stock Exchange Offer and the Trust Preferred Securities Exchange Offer together as the “Exchange Offer”. All capitalized terms used herein and not defined herein have the meaning ascribed to them in the Prospectus.

In addition to the Exchange Offer, the Company is seeking the consent of holders of shares of its Series A Preferred Stock and its Series B Preferred Stock, each acting as a separate class (the “Preferred Stock Consent”), to issue to the U.S. Treasury, as the holder of its shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series C (the “Series C Preferred Stock”), shares of preferred stock that will be senior (the “Senior Preferred Stock”) to the shares of Preferred Stock, either in exchange for shares of the Series C Preferred Stock, by redesignating the Series C Preferred Stock as Senior Preferred Stock, or in another transaction in which the shares of Series C Preferred Stock are cancelled and new shares of Senior Preferred Stock are issued (collectively, the “Series C Preferred Stock Exchange”). In order for shares of Preferred Stock to be validly tendered, the Company is requiring holders of shares of Preferred Stock that participate in the Preferred Stock Exchange Offer to grant their consent to such modifications or, if they did not hold their shares of Preferred Stock on June 26, 2009 (the “Preferred Stock Record Date”), to provide a Tender Certification to that effect. See “—Purpose and Background of the Transactions—Preferred Stock Consent” in the Prospectus.

Upon the terms and subject to the conditions described in the Prospectus and the accompanying letters of transmittal, the Company will issue no more than 390,000,000 shares of our Common Stock in the Exchange Offer. If the aggregate liquidation preference of all shares of Preferred Stock and the aggregate liquidation amount of all Trust Preferred Securities tendered in the Exchange Offer would result in the issuance, upon consummation of the Exchange Offer, of a number of shares of our Common Stock in excess of 390,000,000 shares, the Company will accept for tender only that number of Trust Preferred Securities of each series in accordance with the Acceptance Priority Levels set forth in the Prospectus that will ensure that not more than 390,000,000 shares of the Company’s Common Stock are issued in the Exchange Offer. Even if all shares of Preferred Stock and all Trust Preferred Securities with Acceptance Priority Level 1 (the 8.327% Trust Preferred Securities and the 6.564% Trust Preferred Securities) are tendered for exchange, all Trust Preferred Securities with Acceptance Priority Level 1 that are validly tendered will be accepted for exchange, without prorationing. However, the Company may have to reduce (on a prorated basis) the number of Trust Preferred Securities of Acceptance Priority Level 2 (the 6.70% Trust Preferred Securities and the 6.125% Trust Preferred Securities) that it accepts in the Exchange Offer to remain within this limit. The Company will not reduce the number of shares of Preferred Stock that it accept in the Exchange Offer. Depending on the number of shares of Preferred Stock and Trust Preferred Securities tendered in the Exchange Offer and the exchange ratio determined as described in the Prospectus, the Company may have to prorate the 6.70% Trust Preferred Securities and the 6.125% Trust Preferred Securities in the Exchange Offer to remain within the 390,000,000 share limit.

Any Trust Preferred Securities not accepted for exchange as a result of proration will be returned to tendering holders promptly after the final proration factor for each series is determined. Accordingly, the Company requests instructions from you as to whether you wish us to tender on your behalf the shares of Preferred Stock or the Trust Preferred Securities held by us for your account, pursuant to the terms and conditions set forth in the Prospectus and letters of transmittal.

The Company will not issue fractional shares of its Common Stock in the Exchange Offer. Instead, the number of shares of Common Stock received by each holder whose share of Preferred Stock or Trust Preferred Securities are accepted for exchange in the Exchange Offer will be rounded down.

We are the holder of the Preferred Stock or the Trust Preferred Securities held for your account. A tender of such Preferred Stock or Trust Preferred Securities can be made only by us as the holder pursuant to your instructions. The enclosed specimen letters of transmittal is furnished to you and for your information only and cannot be used by you to tender shares of Preferred Stock or Trust Preferred Securities held by us for your account.

Your attention is directed to the following:

1.	Upon the terms and subject to the conditions described in the Prospectus and the Letters of Transmittal, the Company will issue no more than 390,000,000 shares of our Common Stock in the Exchange Offer. Depending on the number of shares of Preferred Stock and Trust Preferred Securities tendered in the Exchange Offer and the exchange ratio determined as described in the Prospectus, the Company may have to prorate the 6.70% Trust Preferred Securities and the 6.125% Trust Preferred Securities in the Exchange Offer to remain within this limit.

2.	The Consent Solicitation Statement.

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3.	The Exchange Offer is subject to conditions set forth in the section of the Prospectus entitled “The Exchange Offer—Conditions of the Exchange Offer.”

4.	Any transfer taxes incident to the transfer of the Preferred Stock or the Trust Preferred Securities from the holder to the Company will be paid by the Company, except as otherwise provided in the Instructions in the Letters of Transmittal and the section of the Prospectus entitled “The Exchange Offer—Transfer Taxes.”

5.	The exchange offer expires at 11:59 P.M., New York City time, on July 28, 2009, unless extended by the Company.

If you wish to tender your shares of Preferred Stock or Trust Preferred Securities or deliver a consent pursuant to the Preferred Stock Consent, please so instruct us by completing, executing and returning to us the instruction form on the back of this letter. Such instruction form should be returned to us as promptly as possible in order to permit sufficient time to allow us to make a tender on your behalf in accordance with the provisions of the Exchange Offer.

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INSTRUCTIONS WITH RESPECT TO THE PREFERRED STOCK EXCHANGE OFFER

The undersigned acknowledge(s) receipt of your letter and the enclosed material referred to therein relating to the Exchange Offer made by Popular, Inc. with respect to its Preferred Stock.

This will instruct you to tender the Preferred Stock held by you for the account of the undersigned, and to deliver the related consent, upon and subject to the terms and conditions set forth in the Prospectus and the related Letter of Transmittal.

☐	Please tender the Preferred Stock and deliver the related consent held by you for my account as indicated below:

Aggregate Liquidation Preference of Preferred Stock

6.375% Non-cumulative Monthly Income Preferred Stock, Series A: $

8.25% Non-cumulative Monthly Income Preferred Stock, Series B: $

☐	Please do not tender any Preferred Stock held by you for my account.

☐	Please deliver a consent pursuant to the Preferred Stock Consent, but do not tender my shares for exchange. I understand that shares of Preferred Stock corresponding to my consent will be deposited with the applicable exchange agent for duration of the exchange offer.

Dated:                         ,

SIGN HERE

Signature(s)

Please print name(s) here

Address(es)

Area Code and Telephone Number

Tax Identification or Social Security No(s).

None of the shares of Preferred Stock held by us for your account will be tendered unless we receive written instructions from you to do so. Unless a specific contrary instruction is given in the space provided, your signature(s) hereon shall constitute an instruction to us to tender all Preferred Stock held by us for your account.

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INSTRUCTIONS WITH RESPECT TO THE TRUST PREFERRED SECURITIES EXCHANGE OFFER

This will instruct you to tender the Trust Preferred Securities held by you for the account of the undersigned, upon and subject to the terms and conditions set forth in the Prospectus and the related Letter of Transmittal.

☐	Please tender the Trust Preferred Securities held by you for my account as indicated below:

Aggregate Liquidation Amount

of Trust Preferred Securities

8.327% Trust Preferred Securities of BanPonce Trust I: $

6.564% Trust Preferred Securities of Popular North America Capital Trust I: $

6.70% Cumulative Monthly Income Trust Preferred Securities of Popular Capital Trust I: $

6.125% Cumulative Monthly Income Trust Preferred Securities of Popular Capital Trust II $

☐	Please do not tender any Trust Preferred Securities held by you for my account.

Dated:                     ,

SIGN HERE

Signature(s)

Please print name(s) here

Address(es)

Area Code and Telephone Number

Tax Identification or Social Security No(s).

None of the Trust Preferred Securities held by us for your account will be tendered unless we receive written instructions from you to do so. Unless a specific contrary instruction is given in the space provided, your signature(s) hereon shall constitute an instruction to us to tender all Trust Preferred Securities held by us for your account.

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